N-4		File Nos.___________
Allianz Index Advantage Income		811-05618
UNITED STATES		Class ID:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		X
Pre-Effective Amendment No.
Post-Effective Amendment No.
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	491	X

(Check appropriate box or boxes.)
ALLIANZ LIFE VARIABLE ACCOUNT B
(Exact Name of Registrant)

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Name of Depositor)

5701 Golden Hills Drive, Minneapolis, MN 55416-1297
(Address of Depositor's Principal Executive Offices) (Zip Code)

(763) 765-2913
(Depositor's Telephone Number, including Area Code)

Stewart D. Gregg, Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
(Name and Address of Agent for Service)

Approximate Date of the Proposed Public Offering: As soon as practicable after the effective date of this filing.

Titles of Securities Being Registered:		Individual Flexible Purchase Payment Variable and Index-Linked Deferred Annuity Contract

The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant  shall file a further amendment which specifically  states that this Registration  Statement shall thereafter  become  effective  in  accordance  with  Section  8(a) of the Securities  Act of  1933  or  until  the  Registration Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

PART A – PROSPECTUS

ALLIANZ INDEX ADVANTAGE INCOMESM VARIABLE ANNUITY CONTRACT
Issued by Allianz Life® Variable Account B and Allianz Life Insurance Company of North America (Allianz Life®, we, us, our)
Prospectus Dated: May 1, 2018
The information in this prospectus is not complete and may be changed. We cannot sell Allianz Index Advantage Income Variable Annuity pursuant to this prospectus until the Registration Statement containing this prospectus filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the Contract and is not soliciting an offer to buy the Contract in any state where the offer or sale is not permitted.

This prospectus describes an individual flexible purchase payment variable and index-linked deferred annuity contract (Contract). The Contract offers index-linked investment options (Index Options), and the AZL Government Money Market Fund. The Contract includes the Income Benefit. It also offers the optional Maximum Anniversary Value Death Benefit. Both benefits have a rider fee as described in the Fee Tables and section 8.The Contract also offers various standard annuity features, including multiple fixed annuitization options (Annuity Options), a free withdrawal privilege, and a guaranteed death benefit (Traditional Death Benefit). For an individually owned Contract, the annuity can be a single or joint annuity. The Contract has a six-year withdrawal charge period.
The Income Benefit provides guaranteed lifetime income (Income Payments) based on a percentage of your investment value (Contract Value) as described in section 11. Once Income Payments begin your investment elections are limited to the Index Protection Strategy, which includes two different forms of Credit calculation as described below. The Income Benefit allows access to your Contract Value and death benefit for a period of time after Income Payments begin. Income Payments can begin once the Income Payment waiting period has expired and the minimum exercise age requirement is met, or as late as age 100. For information on the values used to determine Income Payments, please see the Income Benefit Supplement.
Maximum Anniversary Value Death Benefit locks in the highest Contract Value on an Index Anniversary (Maximum Anniversary Value) to potentially provide an increased death benefit as described in section 12.
The AZL Government Money Market Fund holds the money you invest (Purchase Payments) before the money is transferred to the Index Options. However, you cannot allocate Purchase Payments directly to the AZL Government Money Market Fund. The value of Purchase Payments held in the Fund (Variable Account Value) increase and decrease based on the Fund's performance. The AZL Government Money Market Fund does not provide principal protection. You can lose money held in the Fund.
The Index Options provide annual returns (Credits) based on the performance of one or more nationally recognized third-party broad based securities indices (Index or Indices). Index Options do not involve a direct or indirect investment by you in any underlying Index and do not participate directly in the equity market. Instead, Credits are an obligation of Allianz Life, and are subject to the claims paying ability of Allianz Life. These Credits are calculated by us based on annual changes in the Index's value.
All Index Credit calculation methods (Crediting Methods) provide a combination of a Credit that is calculated by reference to Index performance, a level of protection against negative Index performance, and a limit or Cap on participation in positive Index performance. The Crediting Methods are described in more detail in section 7, Index Options. The Indices are described in more detail in Appendix A.
Crediting Methods Currently Available	Indices Currently Available
Index Protection Strategy	S&P 500® Index
Index Precision Strategy	Russell 2000® Index
Index Performance Strategy	Nasdaq-100® Index
Index Guard Strategy	EURO STOXX 50®

NOTE: Availability restrictions for the Crediting Methods and Indices are detailed in section 7, Index Options.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

The Index Protection Strategy provides two forms of Credit calculations: The Declared Protection Strategy Credit (DPSC) and the Protection Credit. Under the DPSC if the current Index Value (Index price at the end of the Business Day on the Index Anniversary as provided by Bloomberg or another market source) is equal to or greater than the Index Value on the last Index Anniversary you receive a positive return equal to the DPSC. The Index Protection Strategy with Cap provides a Protection Credit if the Index Return (annual percentage change in Index Value from one Index Anniversary to the next) is positive subject to an upper limit called the Cap. If the current Index Value is less than the Index Value on the last Index Anniversary you do not receive the DPSC or a Protection Credit, but you also do not receive a negative Credit. Amounts withdrawn from the Index Protection Strategy Index Options during the year do not receive the DPSC or a Protection Credit. You can make allocations to both the DPSC Index Options and the Protection Credit Index Options, if available. We can change the DPSCs and Caps at the beginning of each Index Year. An Index Year is a twelve-month period beginning on the Index Effective Date and each subsequent Index Anniversary. An Index Anniversary is a twelve-month anniversary of the Index start date (Index Effective Date) and is the date we apply Credits.
The Index Precision Strategy, Index Performance Strategy, and Index Guard Strategy each provide a different form of Credit calculation and are not available after Income Payments begin. Under the Index Performance Strategy and Index Guard Strategy you receive a positive Performance Credit based on positive Index Return subject to an upper limit called the Cap, which is similar to the Protection Credit under the Index Protection Strategy. However, if the Index Return is negative you will receive a negative Performance Credit under the Index Performance Strategy if the loss is greater than a specified percentage called the Buffer. Under the Index Guard Strategy you receive a negative Performance Credit if the Index Return is negative down to the amount of a specified percentage called the Floor. Under the Index Precision Strategy you receive a positive Performance Credit equal to the Precision Rate if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary. This is similar to the DPSC in that a positive Performance Credit is equal to the rate set at the beginning of each Index Year. Precision Rates will generally be greater than the DPSC, though they will generally be less than the Index Performance Strategy Caps. If the current Index Value is less than the Index Value on the last Index Anniversary you receive a negative Performance Credit under the Index Precision Strategy if the negative Index Return is greater than the Buffer, which is similar to negative Performance Credits under the Index Performance Strategy. A negative Performance Credit means that you can lose money. For more information please see "How Do the Index-Linked Crediting Methods Compare?" on page 16.
We can change the Precision Rates and Caps at the beginning of each Index Year, but we establish the Buffers and Floors on the date an Index Option is added to your Contract and we cannot change them. DPSCs, Precision Rates, Caps, Buffers and Floors can all be different. For example, Caps for the Index Performance Strategy can be different between the S&P 500® Index and the Nasdaq-100® Index, and Caps for the S&P 500® Index can be different between the Index Performance Strategy and Index Guard Strategy. Amounts allocated to the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options may fluctuate between Index Anniversaries. We base interim values on a calculation called the Daily Adjustment, which reflects changes in market value of an Index Option. You can lose money that you allocate to the Index Precision Strategy and Index Performance Strategy if Index losses are greater than the Buffer, or the Index Guard Strategy for Index losses down to the Floor. This loss could be significant. If money is withdrawn or removed from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option before the Index Anniversary, you could lose money even if the Index return is positive on the date of withdrawal due to the application of the Daily Adjustment.
Amounts allocated to all of the Index Options may also fluctuate based on the Alternate Minimum Value. The Alternate Minimum Value is the guaranteed minimum on the value of each Index Option (Index Option Value) if you take a withdrawal, take Income Payments, annuitize the Contract, or if we pay a death benefit.
The Crediting Methods have different risk and return potentials. The Index Protection Strategy has the lowest return potential, but provides the most protection. The DPSCs provide predefined upside potential, but the Index Protection Strategy Caps will generally be greater than the DPSCs. Potential returns and risks are higher for the other Crediting Methods.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Positive returns for the Index Performance Strategy and Index Guard Strategy are limited by the Caps, and for the Index Precision Strategy by the Precision Rates. The Index Precision Strategy performs best in periods of small market movements because the Precision Rates will generally be greater than the DPSCs and Index Protection Strategy Caps, though they will generally be less than the Index Performance Strategy Caps. Negative returns are limited for the Index Precision Strategy and Index Performance Strategy by the Buffers, and for the Index Guard Strategy by the Floor. The Buffers have protection for smaller negative returns, but also have the potential for the largest loss in any one year. The Index Guard Strategy permits negative Performance Credits down to the Floor, and provides less risk of significant negative returns in any one year than the Buffers.
All guarantees under the Contract are the obligations of Allianz Life and are subject to the claims paying ability of Allianz Life.
The Contract involves certain risks, as described in section 1, Risk Factors on page 25 of this prospectus.
Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Allianz Life that you ought to know before investing. This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to give you different information.
The primary purpose of this prospectus is to offer the product for sale; it is not intended to constitute a suitability recommendation or fiduciary advice. Please consult your Financial Professional for a specific recommendation to purchase the Contract.
Allianz Life Variable Account B is the Separate Account that contains the assets held in the AZL Government Money Market Fund. Additional information about the Separate Account has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge, or on the EDGAR database on the SEC's website (www.sec.gov). A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC on Form N-4 and is available without charge by contacting us at the telephone number or address listed at the back of this prospectus. The SAI's table of contents appears after the Privacy and Security Statement in this prospectus. The prospectus, SAI and other Contract information are also available on the EDGAR database.
The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal. Variable and index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your Financial Professional about the Contract's features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

TABLE OF CONTENTS
Glossary		5
Summary		12
	Who Should Consider Purchasing the Contract?	13
	What Are the Contract's Charges?	14
	What Are the Contract's Benefits?	14
	What Are the Index-Linked Crediting Methods and How Do They Work?	14
	When Do You Establish the Values Used to Determine Index-Linked Credits?	15
	What Factors Impact the DPSCs, Precision Rates and Caps?	16
	How Do the Index-Linked Crediting Methods Compare?	16
	How Can I Allocate My Purchase Payments?	19
	What Are the Different Values Within the Contract?	19
	How Do We Apply Credits to the Index Options?	20
	Can My Contract Lose Value Because of Negative Changes in an Index's Value?	20
	Can I Transfer Between the Index Options?	20
	How Can I Take Money Out of My Contract?	21
	How Does the Income Benefit Work?	21
	What Are My Annuity Options?	22
	Does the Contract Provide a Death Benefit?	23
	What If I Need Customer Service?	23
Fee Tables		23
	Owner Transaction Expenses	23
	Owner Periodic Expenses	23
	Annual Operating Expenses of the AZL Government Money Market Fund	24
	Examples	25
	Condensed Financial Information	25
1.	Risk Factors	25
	Liquidity Risk	25
	Risk of Changes to the Income Benefit Prior to the Issue Date	26
	Risk of Investing in Securities	26
	Risk of Negative Returns	27
	Calculation of Credits	28
	Substitution of an Index	28
	Changes to Caps, Precision Rates, Declared Protection Strategy Credits (DPSCs), and Notice of Buffers and Floors	29
	Investment in Derivative Securities	29
	AZL Government Money Market Fund Risk	30
	Our Financial Strength and Claims-Paying Ability	30
	Regulatory Protections	30
2.	The Variable Annuity Contract	31
	When the Accumulation Phase Ends	31
	State Specific Contract Restrictions	32
	When The Contract Ends	32
3.	Ownership, Annuitants, Determining Life, Beneficiaries, and Payees	32
	Owner	32
	Joint Owner	32
	Annuitant	32
	Determining Life (Lives)	33
	Beneficiary	34
	Eligible Persons(s) And Covered Person(s)	34
	Payee	35
	Assignments, Changes of Ownership and Other Transfers of Contract Rights	35
4.	Purchasing the Contract	36
	Purchase Requirements	36
	Applications Sent Electronically	36
	Allocation of Purchase Payments and Transfers Between the Index Options	37
	Electronic Transfer and Allocation Instructions	37
	Automatic Investment Plan (AIP)	38
	Free Look/Right to Examine Period	38
5.	AZL Government Money Market Fund	39
	Substitution and Limitation on Holdings	40
	Excessive Trading and Market Timing	41
	Voting Privileges	43
6.	Valuing Your Contract	43
	Accumulation Units	43
	Computing Variable Account Value	44
7.	Index Options	44
	Determining Index Option Value for the Index Protection Strategy	45
	Determining Index Option Values for the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy	46
	The Alternate Minimum Value	49
	Optional Rebalancing Program	50
8.	Expenses	50
	Annual Contract Fees: Product Fee and Rider Fees	50
	Contract Maintenance Charge	53
	Withdrawal Charge	53
	Financial Adviser Fees	55
	Premium Tax	55
	Income Tax	56
	AZL Government Money Market Fund Expenses	56
9.	Access to Your Money	56
	Free Withdrawal Privilege	57
	Systematic Withdrawal Program	57
	Minimum Distribution Program and Required Minimum Distribution (RMD) Payments	57
	Waiver of Withdrawal Charge Benefit	58
	Suspension of Payments or Transfers	58
10.	The Annuity Phase	58
	Calculating Your Annuity Payments	59
	Annuity Payment Options	59
	When Annuity Payments Begin	60

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

11.	Income Benefit	61
	Removing the Income Benefit	61
	Income Payment Overview	61
	Calculating Your Lifetime Income Percentages	62
	Requesting Income Payments	63
	Calculating Your Income Payments	64
	Automatic Annual Income Payment Increases	65
	Income Benefit Supplement	66
	Taxation of Income Payments	66
	When the Income Period Ends	66
	When the Income Benefit Ends	67
12.	Death Benefit	67
	Maximum Anniversary Value	68
	Death of the Owner and/or Annuitant	69
	Death Benefit Payment Options During the Accumulation Phase	69
13.	Taxes	71
	Qualified and Non-Qualified Contracts	71
	Taxation of Annuity Contracts	71
	Taxation of Income Payments	72
	Tax-Free Section 1035 Exchanges	72
14.	Other Information	73
	The Registered Separate Account	73
	Our General Account	73
	Our Unregistered Separate Account	73
	Distribution	73
	Additional Credits for Certain Groups	75
	Administration/Allianz Service Center	75
	Legal Proceedings	75
	Status Pursuant to Securities Exchange Act of 1934	75
15.	Information on Allianz Life	76
	Directors, Executive Officers and Corporate Governance	76
	Executive Compensation	81
	Security Ownership of Certain Beneficial Owners and Management	95
	Transactions with Related Persons, Promoters and Certain Control Persons	95
	Risks Associated with the Financial Services Industry	95
16.	Financial Statements	110
17.	Privacy Notice	111
18.	Table of Contents of the Statement of Additional Information (SAI)	112
Appendix A – Available Indices		113
	Standard & Poor's 500 Index	113
	Russell 2000® Index	114
	Nasdaq-100® Index	114
	EURO STOXX 50®	115
Appendix B – Daily Adjustment		116
Appendix C – Selected Financial Data and Consolidated Financial Statements		118
	Management's Discussion and Analysis of Financial Condition and Results of Operations (For the 12 month period ended December 31, 2017)	118
	Consolidated Financial Statements and Supplemental Schedules	118
For Service or More Information		119
	Our Service Center	119

GLOSSARY

This prospectus is written in plain English. However, there are some technical words or terms that are capitalized and are used as defined terms throughout the prospectus. For your convenience, we included this glossary to define these terms.
Accumulated Alternate Interest – the sum of alternate interest earned for the entire time you own your Contract. The alternate interest for each Index Year is equal to the Alternate Minimum Base multiplied by the alternate interest rate. The alternate interest rate is stated in your Contract and does not change for the entire time you own your Contract. We use the Accumulated Alternate Interest to calculate the Alternate Minimum Value.
Accumulation Phase – the initial phase of your Contract before you apply your Contract Value to Annuity Payments. The Accumulation Phase begins on the Issue Date.
Alternate Minimum Base – the Index Option Value at the beginning of an Index Year multiplied by the AMB Factor. We use the Alternate Minimum Base to determine the amount of interest earned on the Alternate Minimum Value.
Alternate Minimum Value – the guaranteed minimum Index Option Value we provide for each Crediting Method if you take a withdrawal, take Income Payments, annuitize the Contract, or if we pay a death benefit.
AMB Factor – the percentage of the Index Option Base that determines the Alternate Minimum Base on the Index Effective Date and each Index Anniversary. The AMB Factor is stated in your Contract and does not change for the entire time you own your Contract. We use the AMB Factor to calculate the Alternate Minimum Value.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

AMV Factor – the percentage of the Index Option Base that determines the Alternate Minimum Value on the Index Effective Date and each Index Anniversary. The AMV Factor is stated in your Contract and does not change for the entire time you own your Contract.
Annuitant – the individual upon whose life we base the Annuity Payments. Subject to our approval, the Owner designates the Annuitant, and can add a joint Annuitant for the Annuity Phase. There are restrictions on who can become an Annuitant.
Annuity Date – the date we begin making Annuity Payments to the Payee from the Contract.
Annuity Options – the annuity income options available to you under the Contract.
Annuity Payments – payments made by us to the Payee pursuant to the chosen Annuity Option.
Annuity Phase – the phase the Contract is in once Annuity Payments begin.
Beneficiary – the person(s) the Owner designates to receive any death benefit, unless otherwise required by the Contract or applicable law.
Buffer – under the Index Precision Strategy and Index Performance Strategy, this is the negative Index Return that Allianz Life absorbs before applying a negative Performance Credit. We generally establish a Buffer for each Index Precision Strategy and Index Performance Strategy Index Option on the Issue Date. However, if an Index Option is added to your Contract after the Issue Date, the Buffer for that Index Option is established on the date the Index Option is added to your Contract. Buffers are stated in your Contract and do not change after they are established.
Business Day – each day on which the New York Stock Exchange is open for trading, except, with regard to the AZL Government Money Market Fund, when that Fund does not value its shares. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.
Cap – under the Index Protection Strategy with Protection Credit, Index Performance Strategy and Index Guard Strategy, this is the maximum potential return for an Index Option. We set a Cap for each of these Index Options on the Index Effective Date and each Index Anniversary. The Caps applicable to your Contract are shown on the Index Options Statement.
Charge Base – the Contract Value on the preceding Quarterly Contract Anniversary (or the initial Purchase Payment received on the Issue Date if this is before the first Quarterly Contract Anniversary), adjusted for subsequent Purchase Payments and withdrawals. We use the Charge Base to determine the next product fee and rider fee we deduct.
Contract – the individual flexible purchase payment variable and index-linked deferred annuity contract described by this prospectus.
Contract Anniversary – a twelve-month anniversary of the Issue Date or any subsequent Contract Anniversary.
Contract Value – on any Business Day, the sum of your Index Option Value(s) and Variable Account Value. The Contract Value does not include any currently applicable withdrawal charge, final product fee, final rider fee (if applicable), or final contract maintenance charge. The Variable Account Value component of the Contract Value fluctuates each Business Day that money is held in the AZL Government Money Market Fund. The Index Option Value component of the Contract Value is adjusted on each Index Anniversary to reflect Credits, which can be negative with the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy. A negative Credit means that you can lose money. The Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option Values also reflect the Daily Adjustment on every Business Day other than the Index Anniversary.
Contract Year – any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary.
Covered Person(s) – the person(s) upon whose age and lifetime(s) we base Income Payments as discussed in section 3. Covered Person(s) are based on the Eligible Person(s) and the Income Payment type you select on the Income Benefit Date.
Credit – the annual return you may receive when you allocate money to an Index Option. Credits may be positive, zero, or, in some instances, negative if you select the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy. A negative Credit means that you can lose money.
Crediting Method – a method we use to calculate annual Credits if you allocate money to an Index Option.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Daily Adjustment – the change in the market value of an Index Option under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy as discussed in section 7, Index Options and Appendix B. Each Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option has a Daily Adjustment. We use the Daily Adjustment to calculate the Index Option Values for these Index Options on each Business Day during the Index Year other than the Index Effective Date or Index Anniversary. The Daily Adjustment can affect the amounts available for withdrawals, annuitizations, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge.
Declared Protection Strategy Credit (DPSC) – the Credit we apply on the Index Anniversary under the Index Protection Strategy with DPSC if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary). We set the DPSCs on the Index Effective Date and each Index Anniversary. The DPSCs provide predefined upside potential, but the Index Protection Strategy Caps will generally be greater than the DPSCs. The DPSCs applicable to your Contract are shown on the Index Options Statement.
Determining Life (Lives) – the person(s) designated at Contract issue and named in the Contract on whose life we base the guaranteed Traditional Death Benefit or Maximum Anniversary Value Death Benefit.
Eligible Person(s) – the person(s) whose age we use during the Accumulation Phase and before the Income Period to determine each Income Percentage and Income Percentage Increase we use to calculate the Lifetime Income Percentages available to you on the Income Benefit Date. There are restrictions on who can become an Eligible Person as stated in section 3.
Excess Withdrawal – if you begin Income Payments, this is the amount of any withdrawal you take while you are receiving Income Payments that, when added to other withdrawals (including your annual actual payment) taken during the Income Benefit Year is greater than your annual maximum permitted payment. Excess Withdrawals reduce your Contract Value, Income Payments and any guaranteed death benefit value, and may end your Contract. The Income Benefit is discussed in section 11.
Financial Professional – the person who advises you regarding the Contract.
Floor – under the Index Guard Strategy, this is the lowest potential negative Performance Credit for an Index Option. We generally establish a Floor for each Index Guard Strategy Index Option on the Issue Date. However, if an Index Option is added to your Contract after the Issue Date the Floor for that Index Option is established on the date the Index Option is added to your Contract. Floors are stated in your Contract and do not change after they are established.
Good Order – a request is in "Good Order" if it contains all of the information we require to process the request. If we require information to be provided in writing, "Good Order" also includes providing information on the correct form, with any required certifications, guarantees and/or signatures, and received at our Service Center after delivery to the correct mailing, email, or website address, which are all listed at the back of this prospectus. If you have questions about the information we require, or whether you can submit certain information by fax, email or over the web, please contact our Service Center. If you send information by email or upload it to our website, we send you a confirmation number that includes the date and time we received your information.
Income Benefit – the benefit that is automatically included in your Contract at issue that is described in section 11. The Income Benefit has a rider fee and is intended to provide a payment stream for life in the form of partial withdrawals. The Income Benefit provides no payment until the Eligible Person(s) reaches the minimum exercise age. The minimum exercise age is stated in the Income Benefit Supplement that is in effect on your Issue Date.
Income Benefit Anniversary – a twelve-month anniversary of the Income Benefit Date, or any subsequent twelve-month Income Benefit Anniversary under the Income Benefit as discussed in section 11. Income Benefit Anniversaries always occur on Index Anniversaries.
Income Benefit Date – the date you begin receiving Income Payments under the Income Benefit and the Income Period begins. The Income Benefit Date must be on an Index Anniversary.
Income Benefit Supplement – the supplement, that must accompany this prospectus, contains the values used to determine Income Payments. The Income Benefit Supplement states the Income Percentages for each Income Payment type, Income Percentage Increases, the annual increase age, the minimum exercise age to begin Income Payments, and the Income Payment waiting period. Once these values are established for your Contract, they will not change while your benefit is in effect.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Income Benefit Year – any period of twelve months beginning on the Income Benefit Date, or on a subsequent Income Benefit Anniversary under the Income Benefit as discussed in section 11.
Income Payments – the guaranteed lifetime income payment we make to you based on the Contract Value and Lifetime Income Percentage for your selected payment type under the Income Benefit as described in section 11. Payment types include single or joint payments under either the Level Income or Increasing Income payment options.
Income Percentages – amounts we use to determine the Lifetime Income Percentages. We establish Income Percentages for each payment type. We apply the Income Percentages during the Accumulation Phase on the Index Effective Date and on each subsequent Index Anniversary up to and including the Income Benefit Date if you made an additional Purchase Payment during the prior Index Year. Income Percentages are generally higher for single payments compared to joint, and for the Level Income payment option compared to Increasing Income. The Income Percentages are stated in the Income Benefit Supplement.
Income Percentage Increases – the amount that each Income Percentage can increase during the Accumulation Phase on each Index Anniversary up to and including the Income Benefit Date. We establish Income Percentage Increases for each Eligible Person based on their age on the Index Effective Date. Income Percentage Increases are not available until the Eligible Person(s) has met the annual increase age. The Income Percentage Increase and annual increase age are stated on the Income Benefit Supplement.
Income Period – the period your Contract is in if you begin taking Income Payments. The Income Period starts on the Income Benefit Date. The Income Period occurs during the Accumulation Phase.
Increasing Income – a payment option available under the Income Benefit. It may provide Income Payment increases on each Income Benefit Anniversary during the Income Period if your selected Index Option(s) receives a DPSC or Protection Credit. These increases can continue even if your Contract Value reduces to zero or if your Income Payments are converted to Annuity Payments.
Index (Indices) – one (or more) of the nationally recognized third-party broad based securities Indices available to you under the Crediting Methods in your Contract.
Index Anniversary – a twelve-month anniversary of the Index Effective Date or any subsequent Index Anniversary. If an Index Anniversary does not occur on a Business Day, we consider it to occur on the next Business Day for the purposes of determining Index Values and Index Returns, applying Credits, and setting the DPSCs, Precision Rates and Caps.
Index Effective Date – the date shown on the Index Options Statement that starts the first Index Year. When you purchase this Contract you select the Index Effective Date as discussed in section 4, Purchasing the Contract – Allocation of Purchase Payments and Transfers Between the Allocation Options.
Index Guard Strategy – one of the Index Crediting Methods available to you under the Contract during the Accumulation Phase and before the Income Period described in section 7, Index Options. The Index Guard Strategy calculates Performance Credits based on Index Returns subject to a Cap and Floor. You can receive negative Performance Credits under this Crediting Method, which means you can lose money. The Index Guard Strategy is more sensitive to smaller negative market movements that persist over time because the Floor reduces the impact of large negative market movements. In an extended period of smaller negative market returns, the risk of loss is greater with the Index Guard Strategy than with the Index Performance Strategy and Index Precision Strategy.
Index Option – the index-linked investment options to which you can allocate money under the Contract. Each Index Option is the combination of an Index and a Crediting Method.
Index Option Base – an amount we use to calculate Credits and the Daily Adjustment. The Index Option Base is equal to the amounts you allocate to an Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the application of any Credits.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Index Option Value – on any Business Day it is equal to the value in an Index Option. We establish an Index Option Value for each Index Option you select. Each Index Option Value includes any Credits from previous Index Anniversaries and the deduction of any previously assessed contract maintenance charge, product fee, rider fee, and withdrawal charge. On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, each Index Option Value under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy also includes the Daily Adjustment. If you take a withdrawal, annuitize the Contract, transfer Contract Value out of Index Options, or if we pay a death benefit each Index Option Value for each Crediting Method also includes any increase from the Alternate Minimum Value.
Index Options Statement – an account statement we mail to you on the Index Effective Date and each Index Anniversary thereafter. On the Index Effective Date, the statement shows the initial Index Values, DPSCs, Precision Rates and Caps for the Index Options you selected. On each Index Anniversary, the statement shows the new Index Values, Credits received, and renewal DPSCs, Precision Rates and Caps that are effective for the next year for the Index Options you selected. During the Accumulation Phase and before the Income Period, the statement will also show the current Lifetime Income Percentages for each payment type available under the Income Benefit. During the Income Period it will show the maximum Income Payment available for the next year.
Index Performance Strategy – one of the Index Crediting Methods available to you under the Contract during the Accumulation Phase and before the Income Period described in section 7, Index Options. The Index Performance Strategy calculates Performance Credits based on Index Returns subject to a Cap and Buffer. You can receive negative Performance Credits under this Crediting Method, which means you can lose money. The Index Performance Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Performance Strategy than with the Index Guard Strategy.
Index Precision Strategy – one of the Index Crediting Methods available to you under the Contract during the Accumulation Phase and before the Income Period described in section 7, Index Options. The Index Precision Strategy calculates Performance Credits based on Index Values and Index Returns subject to the Precision Rate and Buffer. You can receive negative Performance Credits under this Crediting Method, which means you can lose money. The Index Precision Strategy performs best in periods of small market movements because the Precision Rates will generally be greater than the DPSCs, though they will generally be less than the Index Performance Strategy Caps. The Index Precision Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Precision Strategy than with the Index Guard Strategy.
Index Protection Strategy – one of the Index Crediting Methods available to you under the Contract during the Accumulation Phase and the only Index Crediting Method available during the Income Period. Index Protection Strategy is described in section 7, Index Options. The Index Protection Strategy provides two forms of Credit calculations: the Declared Protection Strategy Credit and the Protection Credit. The Index Protection Strategy provides the most protection because you cannot receive a negative Credit under this Crediting Method.
Index Return – annual percentage change in Index Value on each Index Anniversary we use to determine Protection Credits and Performance Credits. The Index Return is an Index's current Index Value, minus its Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary), divided by its Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary).
Index Value – an Index's price at the end of the Business Day on the Index Effective Date and each Index Anniversary as provided by Bloomberg or another market source.
Index Year – any period of twelve months beginning on the Index Effective Date or a subsequent Index Anniversary.
Issue Date – the date shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.
Joint Owners – two Owners who own a Contract. Joint Owners must be spouses within the meaning of federal law.
Level Income – a payment option available under the Income Benefit. It provides Income Payments that only increase if your Contract Value increases from one Index Anniversary to the next during the Income Period.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Lifetime Income Percentage – the maximum percentage of Contract Value you can receive as an Income Payment on the Income Benefit Date. The Lifetime Income Percentages available during the Accumulation Phase and before the Income Period are stated on the Index Options Statement.
Lock Date – under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy, this is the Business Day we process your request to lock in an Index Option Value (a Performance Lock) before the Index Anniversary.
Maximum Anniversary Value – the highest Contract Value on any Index Anniversary before age 91, adjusted for subsequent Purchase Payments and withdrawals, used to determine the Maximum Anniversary Value Death Benefit as discussed in section 12.
Maximum Anniversary Value Death Benefit – an optional benefit described in section 12 that has an additional rider fee and is intended to potentially provide an increased death benefit.
Non-Qualified Contract – a Contract that is not purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code.
Owner – "you," "your" and "yours." The person(s) or entity designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract.
Payee – the person or entity who receives Annuity Payments during the Annuity Phase.
Performance Lock – a feature under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy that allows you to lock in each of your current Index Option Values before the Index Anniversary. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. After the Lock Date, Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary.
Performance Credit – the Credit we apply on the Index Anniversary under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy. We base Performance Credits on Index Values and Index Returns limited by the Precision Rate, Cap, Buffer and Floor. Performance Credits can be negative, which means you can lose money.
Precision Rate – the positive Performance Credit we apply under the Index Precision Strategy if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary). We set a Precision Rate for each Index Precision Strategy Index Option on the Index Effective Date and each Index Anniversary. The Precision Rates applicable to your Contract are shown on the Index Options Statement.
Protection Credit – the Credit we apply on the Index Anniversary under the Index Protection Strategy with Cap if the Index Return is positive. Protection Credits are limited by the Cap.
Proxy Investment – an investment tracking mechanism we establish that is structured as a hypothetical set of call and put options designed to provide the same returns as the Performance Credits under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy on an Index Anniversary. We use the Proxy Investment to calculate the Daily Adjustment between Index Anniversaries. For more information, see Appendix B.
Proxy Value – the value of the Proxy Investment for an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option used to calculate the Daily Adjustment as discussed in Appendix B.
Purchase Payment – the money you put into the Contract.
Qualified Contract – a Contract purchased under a pension or retirement plan qualified for special tax treatment under sections of the Internal Revenue Code (for example, 401(a) and 401(k) plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA or 403(b) contracts). Currently, we issue Qualified Contracts that may include, but are not limited to Roth IRAs, Traditional IRAs and Simplified Employee Pension (SEP) IRAs. We may also issue an Inherited IRA and Inherited Roth IRA to make any required minimum distribution payments to a beneficiary of a previously held tax-qualified arrangement.
Quarterly Contract Anniversary – the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Contract Anniversary.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Separate Account – Allianz Life Variable Account B is the Separate Account that issues the variable investment portion of your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the shares of the AZL Government Money Market Fund subaccounts that underlie the Contracts. The Separate Account is registered with the SEC as a unit investment trust, and may be referred to as the Registered Separate Account.
Service Center – the area of our company that provides Contract maintenance and routine customer service. Our Service Center address and telephone number are listed at the back of this prospectus. The address for mailing applications and/or checks for Purchase Payments may be different and is also listed at the back of this prospectus.
Traditional Death Benefit – the death benefit provided by the Contract that is equal to the greater of Contract Value (after deduction of the final product fee), or total Purchase Payments adjusted for withdrawals.
Valid Claim – the documents we require to be received in Good Order at our Service Center before we pay any death claim. This includes the death benefit payment option, due proof of death, and any required governmental forms. Due proof of death includes a certified copy of the death certificate, a decree of court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.
Variable Account Value – on any Business Day, the value of the shares in the AZL Government Money Market Fund subaccounts. We create an AZL Government Money Market Fund subaccount for each of your selected Index Options. The Variable Account Value includes the deduction of the fund's operating expenses, and any previously assessed contract maintenance charge, product fee, rider fee, and withdrawal charge.
Withdrawal Charge Basis – the total amount under your Contract that is subject to a withdrawal charge as discussed in section 8, Expenses – Withdrawal Charge.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

SUMMARY

The Allianz Index Advantage Income Variable Annuity is a variable and index-linked deferred annuity product. The product or certain product features may not currently be available in all states or on all Contracts, may vary in your state, or may not be available from all selling firms or from all Financial Professionals. When you purchase a Contract, you tell us how to allocate your money. You can select any or all of the available Index Options. Check with your Financial Professional regarding availability of Index Options. Your allocations must be in whole percentages and we only allow allocations to the Index Options once each Index Year. The AZL Government Money Market Fund holds the money you invest before it is transferred to the Index Options. The value of your investment held in the AZL Government Money Market Fund (Variable Account Value) increases and decreases based on the fund's performance.
We calculate an annual return or Credit for each of your selected Index Options on each Index Anniversary. The Credit is based on the change in value of one or more nationally recognized third-party broad based securities Indices. Credits may be positive, zero, or, in some instances, negative, depending on the Index Option you select. Positive Credits are limited by the DPSCs and Caps under the Index Protection Strategy, the Precision Rates under the Index Precision Strategy, and the Caps under the Index Performance Strategy and Index Guard Strategy. Under the Index Precision Strategy and Index Performance Strategy, there are also Buffers on negative Credits, but there is no protection for negative Credits for losses greater than the Buffer. Under the Index Guard Strategy there is a Floor on negative Credits, which determines the minimum Performance Credit you can receive. Once we issue your Contract we can change the DPSCs, Precision Rates and Caps annually. We generally establish the Buffers and Floors on the date we issue the Contract (Issue Date). However, if an Index Option is added to your Contract after the Issue Date the Buffer or Floor for that Index Option is established on the date the Index Option is added to your Contract. Your Buffers and Floors are stated in your Contract and they cannot change after they are established. We publish any changes to the Buffers and Floors for newly issued Contracts, and changes to initial and renewal DPSCs, Precision Rates and Caps at least seven calendar days before they take effect on our website at www.allianzlife.com/indexincomerates.

NOTE:
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You can lose money that you allocate to the Index Precision Strategy and Index Performance Strategy if Index losses are greater than the Buffer, or the Index Guard Strategy for Index losses down to the Floor. You cannot lose money that you allocate to the Index Protection Strategy due to Index losses. The Index Precision Strategy, Index Performance Strategy and Index Guard Strategy include a risk of potential loss of principal and this loss could be significant. If money is withdrawn or removed from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option before the Index Anniversary, you could lose money even if the current Index return is positive on the date of withdrawal.

●	Availability restrictions for the Crediting Methods and Indices are detailed in section 7, Index Options.

During the Index Year, the Index Protection Strategy Index Option Values do not change for Index performance. Amounts withdrawn from the Index Protection Strategy during the Index Year will not receive a DPSC or Protection Credit. On each Business Day during the Index Year, other than the Index Effective Date or Index Anniversary, the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option Values change for Index performance through the Daily Adjustment. A Business Day is any day the New York Stock Exchange is open, except, with regard to the AZL Government Money Market Fund, when that Fund does not value its shares. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Precision Rate or Cap and either losses greater than the Buffer for the Index Precision Strategy and Index Performance Strategy, or losses down to the Floor for the Index Guard Strategy. Even if the current Index return during the Index Year is positive, the Daily Adjustment may be negative until the Index Anniversary. This means if money is withdrawn or removed from the Index Precision Strategy, Index Performance Strategy, or Index Guard Strategy, you could receive reduced principal even if the current Index return is positive on that day. If the current Index return during the Index Year is negative, but within the Buffer for Index Precision Strategy and Index Performance Strategy, the Daily Adjustment may be negative until the Index Anniversary. Similarly, if the current Index return is less than the Floor for the Index Guard Strategy, the Daily Adjustment may be lower than the Floor until the next Index Anniversary.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

The Contract has an Accumulation Phase and an Annuity Phase. If you begin taking Income Payments, your Contract will also have an Income Period. The Income Period occurs during the Accumulation Phase. During the Accumulation Phase your Contract Value fluctuates based on the returns of your selected Index Options and the AZL Government Money Market Fund. During the Accumulation Phase you can take withdrawals, and we pay a death benefit if you die. Before the Income Period, you can also add Purchase Payments to your Contract.
During the Income Period we restrict your selection of Index Options to the Index Protection Strategy, you cannot make additional Purchase Payments, but you will have access to your Contract Value and death benefit for a period of time. If you do not take Income Payments your Contract will not have an Income Period.
The Accumulation Phase and Income Period (if applicable) of your Contract ends and the Annuity Phase starts once you begin Annuity Payments. For an individually owned Contract, Annuity Payments can be either single or joint. You can take Annuity Payments based on your Contract Value as discussed in section 10, The Annuity Phase.
Who Should Consider Purchasing the Contract?
We designed the Contract for people who are looking for guaranteed lifetime income with continued access to Contract Value and a death benefit for a period of time, and a level of protection for their principal while providing potentially higher returns than are available on traditional fixed annuities. This Contract is not intended for someone who is seeking complete protection from downside risk, nor someone who is seeking unlimited investment performance.
We offer other annuity contracts that may address your investment and retirement needs. These contracts include variable annuities, variable and index-linked annuities and fixed index annuities. These annuity products may offer different features and benefits more appropriate for your needs, including allocation options, fees and/or charges that are different from those in the Contract offered by this prospectus. Not every contract is offered through every Financial Professional. Some Financial Professionals or selling firms may not offer and/or limit offering of certain features and benefits, as well as limit the availability of the contracts based on criteria established by the Financial Professional or selling firm.
These alternative contracts may have different Index Options, and different rates and minimums for the DPSCs, Precision Rates, Caps, Buffers, and Floors. DPSCs and Caps may also be affected, positively or negatively, by expenses we incur in providing other contract features. For example, a contract that has a product fee may be able to set higher DPSCs, Precision Rates, and Caps than a contract without a product fee. The deduction of the product fee reduces Index Option Values, which may offset the effect of higher DPSCs, Precision Rates, and Caps. For more information about these contracts, please contact your Financial Professional or our Service Center.
There are several important points to consider before purchasing this Contract.
•	If you do not begin Income Payments during the eligibility period, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages.
•	The Income Benefit provides no payment until the minimum exercise age requirement is met and the Income Payment waiting period has expired.
•
You will pay both a product fee and a rider fee for the Income Benefit. If you also select the Maximum Anniversary Value Death Benefit you will also pay an additional rider fee for that benefit. These fees are described in more detail in the Fee Tables and section 8, Expenses – Annual Contract Fees: Product Fee and Rider Fees.

•	The Income Benefit does not create Contract Value or guarantee Index Option performance.
Please discuss the appropriateness of the Contract and the Income Benefit with your Financial Professional and tax adviser.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

What Are the Contract's Charges?
The Contract includes a product fee, rider fee, contract maintenance charge, and withdrawal charge. These fees and charges are discussed in more detail in section 8, Expenses.
We assess a 1.25% annualized product fee for the Contract and a 0.70% annualized rider fee for the Income Benefit. Contracts with the Maximum Anniversary Value Death Benefit also have an additional annualized rider fee of 0.20%. The product and rider fees are deducted quarterly during the Accumulation Phase (and Income Period, if applicable) while your Contract Value is positive. We calculate and accrue the product and rider fees on a daily basis as a percentage of the Charge Base. The Charge Base is the Contract Value on the preceding Quarterly Contract Anniversary (or the initial Purchase Payment received on the Issue Date if this is before the first Quarterly Contract Anniversary), adjusted for subsequent Purchase Payments and withdrawals. A Quarterly Contract Anniversary is the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Contract Anniversary.
We assess a $50 contract maintenance charge annually, but we waive this charge if your Contract Value is at least $100,000.
The withdrawal charge is calculated based upon Purchase Payments. The withdrawal charge period applies separately to each Purchase Payment. The withdrawal charge starts at 8.5% and decreases to zero after we have had a Purchase Payment for six complete years. During the period that the withdrawal charge applies, if you withdraw more than is allowed under the free withdrawal privilege or take more than the allowed annual maximum Income Payment, we may deduct a withdrawal charge. (See section 9, Access to Your Money – Free Withdrawal Privilege and section 11, Income Benefit – Calculating Your Income Payments – Excess Withdrawals.)
Contract charges and pro-rata fees are assessed on any full or partial withdrawal from the Index Options and AZL Government Money Market Fund as discussed in more detail in section 8, Expenses.
What Are the Contract's Benefits?
The Contract offers a variety of index-linked investment options, each with different return and risk characteristics. The Contract automatically includes the Income Benefit that provides guaranteed lifetime Income Payments based on a percentage of your Contract Value. The Contract has a free withdrawal privilege that allows you to withdraw up to 10% of your total Purchase Payments from your Contract each Contract Year during the Accumulation Phase and before the Income Period, without incurring a withdrawal charge. The Contract includes a waiver of withdrawal charge benefit (in most states) that allows you to take money out of the Contract without incurring a withdrawal charge if you are confined to a nursing home for a period of time. If you withdraw money from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option on any day other than an Index Anniversary, we first calculate the Index Option Value by adding the Daily Adjustment (which can be negative), even if the withdrawal is not subject to a withdrawal charge. The Contract also has several Annuity Options which can provide guaranteed income for life, or life and term certain. (For more information see section 9, Access to Your Money; section 10, The Annuity Phase; and section 11, Income Benefit.) We also pay a death benefit to your Beneficiary(s) if you die before Annuity Payments begin.
What Are the Index-Linked Crediting Methods and How Do They Work?
The Contract offers four Index Crediting Methods: the Index Protection Strategy, Index Precision Strategy, Index Performance Strategy and Index Guard Strategy. However, only the Index Protection Strategy is available once Income Payments begin. All Crediting Methods may not currently be available in all states or on all Contracts. All of these Crediting Methods are described later in this section under "How Do the Index-Linked Crediting Methods Compare?" A more detailed description of the Crediting Methods, including availability restrictions, is included in section 7, Index Options.
The Index Protection Strategy provides two forms of Credit calculations. Under the DPSC if the current Index Value on the Index Anniversary is equal to or greater than the Index Value on the last Index Anniversary you receive a positive return equal to the DPSC regardless of the amount of actual Index Return. The Index Protection Strategy with Cap provides a Protection Credit if the Index Return is positive subject to an upper limit called the Cap. If the current Index Value is less than the Index Value on the last Index Anniversary you do not receive the DPSC or Protection Credit, but you also do not receive a negative Credit.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

The Index Performance Strategy provides a positive Performance Credit if the Index Return is positive subject to an upper limit called the Cap which is similar to the Protection Credit under the Index Protection Strategy. However, if the Index Return is negative, you will receive a negative Performance Credit if the loss is greater than a specified percentage called the Buffer. A negative Performance Credit means you can lose money. If the Index Return is negative, but the loss is less than or equal to the Buffer, your Performance Credit is zero.
The Index Precision Strategy provides a positive Performance Credit equal to the Precision Rate on each Index Anniversary if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary. This is similar to the DPSC in that a positive Performance Credit is equal to the rate set at the beginning of each Index Year. Precision Rates will generally be greater than the DPSCs, though they will generally be less than the Index Performance Strategy Caps. If the current Index Value is less than the Index Value on the last Index Anniversary you receive a negative Performance Credit if the negative Index Return is greater than the Buffer, which is similar to negative Performance Credits under the Index Performance Strategy. A negative Performance Credit means you can lose money. If the Index Return is negative, but the loss is less than or equal to the Buffer, your Performance Credit is zero.
The Index Guard Strategy also provides a positive Performance Credit if the Index Return is positive, limited by the Cap. If the Index Return is zero, your Performance Credit is zero. You will receive a negative Performance Credit if the Index Return is negative down to the amount of a specified percentage called the Floor. A negative Performance Credit means you can lose money.
We cannot eliminate or modify the four Crediting Methods; however, we can adjust the renewal DPSCs, Precision Rates and Caps each Index Year. We can replace an Index as described in section 1, Risk Factors – Substitution of an Index. We can add new Crediting Methods to your Contract in the future, and you can select these Crediting Methods if they are made available to you.
When Do You Establish the Values Used to Determine Index-Linked Credits?
We generally establish the Buffers and Floors on the Issue Date. However, the Buffers and Floors we currently offer for newly issued Contracts may change before we issue your Contract. For information on the Buffers and Floors we currently offer for newly issued Contracts, see our website at www.allianzlife.com/indexincomerates. For newly issued Contracts, we publish any changes to the Buffers and Floors on our website at least seven calendar days before they take effect. The minimum Buffer is 5%, and the minimum Floor is -25%. If an Index Option is added to your Contract after the Issue Date, the Buffer or Floor for that Index Option is established on the date the Index Option is added to your Contract. Your actual Buffers and Floors are stated in your Contract and cannot change after they are established.
We can change the initial DPSCs, Precision Rates and Caps we currently offer for newly issued Contracts frequently at our discretion. However, once these rates are established for your Contract on the Index Effective Date they cannot change until the next Index Anniversary. For information on the initial DPSCs, Precision Rates and Caps we currently offer for newly issued Contracts, see our website at www.allianzlife.com/indexincomerates. For newly issued Contracts, we publish any changes to the initial DPSCs, Precision Rates and Caps on our website at least seven calendar days before they take effect. These initial DPSCs, Precision Rates and Caps may change before your Index Effective Date. The minimums for the DPSC and Cap for the Index Protection Strategy are 0.50%. The minimum Cap for the Index Performance Strategy and Index Guard Strategy and minimum Precision Rate are 3.00%. These minimums apply for the entire time you own your Contract. We inform you of the initial DPSCs, Precision Rates and Caps for your Contract in the Index Options Statement, which is the account statement we mail to you on the Index Effective Date and each Index Anniversary. The Index Options Statement also includes the Index Values on the Index Effective Date and each subsequent Index Anniversary. We use these Index Values to determine Index Returns and Credits.
DPSCs, Precision Rates, Caps, Buffers and Floors can all be different. For example, Caps for the Index Performance Strategy can be different between the S&P 500® Index and the Nasdaq-100® Index, and Caps for the S&P 500® Index can be different between the Index Performance Strategy and Index Guard Strategy.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Once we issue your Contract, we can change the renewal DPSCs, Precision Rates and Caps annually on each Index Anniversary, in our discretion. We will send you a letter at least 30 days before each Index Anniversary. This letter advises you that your current DPSCs, Precision Rates and Caps are expiring on the upcoming Index Anniversary, and the renewal DPSCs, Precision Rates and Caps for the next Index Year will be available for your review in your account on our website at least seven calendar days before the upcoming Index Anniversary. We also have a link to your Contract information with your renewal DPSCs, Precision Rates and Caps on our website at www.allianzlife.com/indexincomerates. Your Index Options Statement that we mail on each Index Anniversary will include the actual renewal DPSCs, Precision Rates and Caps you received for the current Index Year. The Index Anniversary letter also reminds you of your opportunity to transfer or rebalance your Index Option Values on the upcoming anniversary and, during the Accumulation Phase and before the Income Period, your opportunity to begin Income Payments. We must receive your transfer instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Index Anniversary (or the next Business Day if the Index Anniversary is not a Business Day). If we do not receive transfer instructions from you, your Index Option Value will remain allocated to your existing Index Options at the renewal DPSCs, Precision Rates and Caps. A request is in "Good Order" when it contains all the information we require to process it. Our Service Center is the area of our company that issues Contracts and provides Contract maintenance and routine customer service.
NOTE:
•
The DPSCs, Precision Rates and Caps may be different for newly issued Contracts and for inforce Contracts, even if the Contracts have Index Effective Dates with the same month and day. The initial DPSCs, Precision Rates and Caps for newly issued Contracts may be higher or lower than the renewal DPSCs, Precision Rates and Caps for inforce Contracts. However, all inforce Contracts with Index Effective Dates in the same date range will receive the same renewal DPSCs, Precision Rates and Caps.

For example, if on January 1, 2020 we set initial and renewal Caps for the Index Performance Strategy Index Option using the S&P 500® Index for Contracts with Index Effective Dates of January 7 through February 3, these Caps might hypothetically be as follows: 13% for newly issued Contracts, 14% for inforce Contracts issued in 2014, and 12% for inforce Contracts issued in 2018.

•
If your Contract is still within its Free Look/Right to Examine period you may be able to take advantage of any increase in initial DPSCs, Precision Rates or Caps for newly issued Contracts by cancelling your existing Contract and purchasing a new Contract.

What Factors Impact the DPSCs, Precision Rates and Caps?
The DPSCs, Precision Rates and Caps will vary depending upon a variety of factors, including our hedging strategies and investment performance, your Index Effective Date, and the level of interest rates and volatility on your Index Effective Date and on Index Anniversaries. The DPSCs, Precision Rates, and Caps are also affected by the amount of money available to us through Contract charges to purchase hedging instruments.
While initial and renewal DPSCs, Precision Rates and Caps may be affected by a variety of factors (including a change in the current level of interest rates), the effect of a change in interest rates or other market conditions on the DPSCs, Precision Rates and Caps may not be direct or immediate. There may be a lag in changes to DPSCs, Precision Rates and Caps. In a rising interest rate environment, increases in Caps, if any, may be substantially slower than increases in interest rates.
(For more information see section 7, Index Options.)
How Do the Index-Linked Crediting Methods Compare?
The Crediting Methods have different risk and return potentials. The Index Protection Strategy has the lowest return potential, but provides the most protection. The minimums for the DPSC and Index Protection Strategy Cap (0.50%) are significantly lower than the minimums for the Precision Rates and Caps for the Index Performance Strategy and Index Guard Strategy (3.00%). In addition, the DPSCs provide predefined upside potential, but the Index Protection Strategy Caps will generally be greater than the DPSCs. You cannot lose money that you allocate to the Index Protection Strategy due to negative Index performance. Potential returns and risks are higher for the other Crediting Methods.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Although the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy offer higher potential returns than the Index Protection Strategy, you can lose money that you allocate to these Crediting Methods due to negative Index performance and these losses could be significant. Positive returns for the Index Performance Strategy and Index Guard Strategy are limited by the Caps, and for the Index Precision Strategy by the Precision Rates. The Index Precision Strategy performs best in periods of small market movements because the Precision Rates will generally be greater than the DPSCs and Index Protection Strategy Caps, but they will generally be less than the Index Performance Strategy Caps. However, in extreme market environments it is possible that Precision Rates and Caps for the Index Performance Strategy and Index Guard Strategy will be equal and reduced to the minimum of 3.00%. Negative returns are limited for the Index Precision Strategy and Index Performance Strategy by the Buffers and for the Index Guard Strategy by the Floor. The Index Precision Strategy and Index Performance Strategy Buffers have protection for smaller negative market movements, but also have the potential for the largest loss in any one year that has a significant market decline. The Index Guard Strategy permits negative Performance Credits down to the Floor, and provides less risk of significant negative returns in any one year than the Buffers. The Index Guard Strategy is sensitive to smaller negative market movements that persist over time, but provides more certainty regarding the maximum loss in any one year.
Example
Assume for the S&P 500® Index the DPSC is 4%, the Index Protection Strategy Cap is 4.50%, the Precision Rate is 8%, the Index Performance Strategy and Index Guard Strategy Caps are both 10%, the Index Precision Strategy and Index Performance Strategy Buffers are both 10%, and Index Guard Strategy Floor is -10%.
If the Index Return were…	Credit Received Under Each Crediting Method					Analysis
	Index Protection Strategy with DPSC	Index Protection Strategy with Cap	Index Precision Strategy	Index Performance Strategy	Index Guard Strategy
1%	4%	1%	8%	1%	1%	The Index Precision Strategy provides the most return potential in this example because the Performance Credit would be equal to the 8% Precision Rate.
25%	4%	4.50%	8%	10%	10%
The Index Performance Strategy and Index Guard Strategy provide the most return potential in this example. If Caps were not equal between Index Performance Strategy and Index Guard Strategy, the Crediting Method with the higher Cap would provide the highest return potential.

-8%	0%	0%	0%	0%	-8%	The Index Guard Strategy has the highest risk of loss in this example as it provides the least amount of protection in periods of small negative returns.
-25%	0%	0%	-15%	-15%	-10%	The Index Protection Strategy with DPSC and with Cap provide the most loss protection in this example. You cannot lose assets based on a loss in Index Value under the Index Protection Strategy.

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Comparison of Crediting Methods
	Index Protection Strategy with DPSC	Index Protection Strategy with Cap	Index Precision Strategy	Index Performance Strategy	Index Guard Strategy
What is the growth opportunity?
Offers the least growth opportunity as the DPSCs will generally be less than the Precision Rates and Caps.
You receive the DPSC if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary.
Generally offers more growth opportunity than the DPSC, but less than the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy. Positive Index Returns are limited by the Cap.
Generally offers more growth opportunity than the Index Protection Strategy, but less than the Index Performance Strategy. Growth opportunity may be more or less than what is available with the Index Guard Strategy depending on Precision Rates and Caps.
You receive a Performance Credit equal to the Precision Rate if the current Index Value is equal to or greater than the Index Value on the last Index Anniversary.

Generally offers more growth opportunity than the Index Protection Strategy or Index Precision Strategy. Growth opportunity may be more or less than what is available with the Index Guard Strategy depending on Caps.
Positive Index Returns are limited by the Cap.

Generally offers more growth opportunity than the Index Protection Strategy. Growth opportunity may be more or less than what is available with the Index Precision Strategy or Index Performance Strategy depending on Precision Rates and Caps.
Positive Index Returns are limited by the Cap.

What is the asset protection?	Offers the most protection. You cannot lose assets based on a loss in Index Value. If the Index loses value, you do not receive a Credit.	Offers the most protection. You cannot lose assets based on a loss in Index Value. If the Index loses value, you do not receive a Credit.
Offers protection from smaller negative market movements, but also has the potential for the largest loss in any one year. Asset protection may be more or less than what is available with the Index Performance Strategy depending on Buffers.
A percentage of negative Index Return is absorbed by the Buffer, but you will receive a negative Performance Credit for losses greater than the Buffer.

Offers protection from smaller negative market movements, but also has the potential for the largest loss in any one year. Asset protection may be more or less than what is available with the Index Precision Strategy depending on Buffers.
A percentage of negative Index Return is absorbed by the Buffer, but you will receive a negative Performance Credit for losses greater than the Buffer.
Offers protection from significant negative market movements, but is sensitive to smaller negative market movements that persist over time. Permits a negative Performance Credit down to the Floor.
What can change within a Crediting Method?
The DPSCs are subject to a 0.50% minimum.
Initial DPSCs for newly issued Contracts can change frequently. Your initial DPSCs are set on the Index Effective Date. We can change your renewal DPSCs annually on each Index Anniversary.

The Caps are subject to a 0.50% minimum.
Initial Caps for newly issued Contracts can change frequently. Your initial Caps are set on the Index Effective Date. We can change your renewal Caps annually on each Index Anniversary.

The Precision Rates are subject to a 3.00% minimum, and the Buffers subject to a 5% minimum.
The Buffers and initial Precision Rates for newly issued Contracts can change frequently. Your initial Precision Rates are set on the Index Effective Date. We can change your renewal Precision Rates annually on each Index Anniversary, but we cannot change your Buffers after they are established.

The Caps are subject to a 3.00% minimum, and the Buffers subject to a 5% minimum.
The Buffers and initial Caps for newly issued Contracts can change frequently. Your initial Caps are set on the Index Effective Date. We can change your renewal Caps annually on each Index Anniversary, but we cannot change your Buffers after they are established.

The Caps are subject to a 3.00% minimum, and the Floors subject to a -25% minimum.
The Floors and initial Caps for newly issued Contracts can change frequently. Your initial Caps are set on the Index Effective Date. We can change your renewal Caps annually on each Index Anniversary, but we cannot change your Floors after they are established.

NOTE:
● The DPSCs, Precision Rates, and Caps may vary substantially based on market conditions.
● DPSCs, Precision Rates, Caps, Buffers and Floors can all be different. For example, Caps for the Index Performance Strategy can be different between the S&P 500® Index and the Nasdaq-100® Index, and Caps for the S&P 500® Index can be different between the Index Performance Strategy and Index Guard Strategy.
● The Index Precision Strategy, Index Performance Strategy and Index Guard Strategy are only available duing the Accumulation Phase and before the Income Period. If you begin taking Income Payments, only the Index Protection Strategy is available to you.

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

How Can I Allocate My Purchase Payments?
You can allocate your Purchase Payments to any or all of the available Index Options in whole percentages. We only allow allocations to the Index Options on the Index Effective Date and on subsequent Index Anniversaries.
NOTE: We hold Purchase Payments in the AZL Government Money Market Fund until we transfer them to the Index Options on the Index Effective Date or the next Index Anniversary. Additional Purchase Payments that we receive after the Index Effective Date are not eligible to receive Credits until the second Index Anniversary after we receive them because they are not applied to the Index Option until the next Index Anniversary.

What Are the Different Values Within the Contract?
The Contract provides the following values.
•
The Contract Value is the sum of your Variable Account Value and total Index Option Values. Contract Value does not include any currently applicable withdrawal charge, final product fee, final rider fee or final contract maintenance charge that we assess on a full withdrawal or when you request Annuity Payments.

•
The Variable Account Value is the value of the Purchase Payments held in the AZL Government Money Market Fund. It includes the deduction of Fund's operating expenses, and any previously assessed contract maintenance charge, product fee, rider fee and withdrawal charge. Your Variable Account Value changes daily based on the performance of the AZL Government Money Market Fund.

•
The total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Credits from previous Index Anniversaries and the deduction of any previously assessed contract maintenance charge, product fee, rider fee and withdrawal charge. On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, we calculate the current Index Option Value for each Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option by adding a Daily Adjustment to the Index Option Base (which is the amount you allocate to an Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the application of any Performance Credits). We calculate the Daily Adjustment before we process any partial withdrawal or deduct any Contract expenses, and the adjustment can be positive or negative. The Daily Adjustment calculation is not affected by any partial withdrawal or the deduction of Contract expenses. Any amounts removed from these Index Options during the Index Year do not receive a Performance Credit on the next Index Anniversary, but the amount remaining does receive a Performance Credit subject to the Precision Rate or Cap and Buffer, or Cap and Floor. If you take a withdrawal, Income Payments, annuitize the Contract, or if we pay a death benefit each Index Option Value for each Crediting Method also includes any increase from the Alternate Minimum Value, if higher. If we are determining the Alternate Minimum Value for an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option Value on any day other than an Index Anniversary, we first calculate the Index Option Value by adding the Daily Adjustment, then compare this value to its associated Alternate Minimum Value and we pay the greater of these two amounts. If we are paying a partial withdrawal or Income Payment, we compare the percentage of Index Option Value with an equivalent percentage of its Alternate Minimum Value. We expect that an Alternate Minimum Value generally will not be greater than its Index Option Value.

During the Index Year the Index Protection Strategy Index Option Values do not change for Index performance. Amounts withdrawn from the Index Protection Strategy during the Index Year will not receive a DPSC or Protection Credit. On each Business Day during the Index Year other than the Index Effective Date or Index Anniversary, the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option Values change for Index performance through the Daily Adjustment. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Precision Rate or Cap and either losses greater than the Buffer for the Index Precision Strategy and Index Performance Strategy, or losses down to the Floor for the Index Guard Strategy. The application of the Daily Adjustment is based on your agreement to be exposed to Index Anniversary gains in Index Value subject to the Precision Rate or Cap and losses in Index Value either greater than the Buffer, or losses down to the Floor. The Daily Adjustment does this by tracking the hypothetical value of a Proxy Investment (called the Proxy Value) each Business Day other than an Index Anniversary using the formulas in Appendix B. The Proxy Investment is an investment tracking mechanism designed to return the same amount as the Index Option on an Index Anniversary (an amount equal to the Performance Credit as determined using the applicable Precision Rate or Cap and Buffer, or Cap and Floor). Between Index Anniversaries, the Proxy Investment provides a current estimate of what the Index value gain or loss would be if the investment were held until the Index Anniversary. The Daily Adjustment does not give you the actual Index return on the day of the calculation.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

When the Daily Adjustment is positive, your Index Option Value has increased since the beginning of the year; when it is negative, your Index Option Value has decreased (excluding the effect of any partial withdrawal or the deduction of Contract expenses). The Daily Adjustment is generally negatively affected by interest rate decreases, dividend rate increases, poor market performance and the expected volatility of index prices. Increases in the expected volatility of index prices negatively affect the Index Precision Strategy and Index Performance Strategy, while decreases in the expected volatility of index prices negatively affect the Index Guard Strategy. All other factors being equal, even if the current Index return during the Index Year is greater than the Precision Rate or Cap, the Daily Adjustment will be lower than the Precision Rate or Cap during the Index Year and will not be equal to the Precision Rate or Cap until the next Index Anniversary.
For more information see section 6, Valuing Your Contract; section 7, Index Options; and Appendix B. The specific details of the Daily Adjustment formula are described in Appendix B and in Exhibit 99(b) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(b) by calling (800) 624-0197, or visiting our website at www.allianzlife.com.
How Do We Apply Credits to the Index Options?
We calculate and apply Credits on the Index Anniversary based on the Index Values and the Index Returns. Positive Credits are not guaranteed, and Credits can be zero under all the available Crediting Methods. Credits can be negative after application of the Buffer under the Index Precision Strategy and Index Performance Strategy, or negative down to the Floor under the Index Guard Strategy.
Under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy you can lock in the current Index Option Value on any Business Day during the Index Year by requesting a Performance Lock. You can request a lock once each Index Year for each of your selected Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options. A Performance Lock applies to the total Index Option Value (including any Daily Adjustment) in an Index Option, and not just a portion of that Index Option Value. After the Business Day we process your request to lock in an Index Option Value (Lock Date), Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary.
NOTE REGARDING WITHDRAWALS DURING THE INDEX YEAR:
•
Amounts removed from the Index Options during the Index Year for partial withdrawals, Income Payments and Contract expenses do not receive a Credit on the next Index Anniversary. However, the remaining amount in the Index Options is eligible for a Credit on the next Index Anniversary. Protection Credits under the Index Protection Strategy are subject to the Cap. Performance Credits under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy are subject to the Precision Rate or Cap and Buffer, or Cap and Floor. Contract expenses include the product fee, rider fees, the contract maintenance charge and any applicable withdrawal charge.

•
If you take a partial withdrawal or Income Payment on any day other than an Index Anniversary, we first calculate the Index Option Value (which includes the Daily Adjustment under the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Options), then compare the percentage of Index Option Value withdrawn to an equivalent percentage of its Alternate Minimum Value and pay you the greater of these two amounts.

Can My Contract Lose Value Because of Negative Changes in an Index's Value?
If you select the Index Protection Strategy, your Contract cannot lose value due to negative Index Returns. However, if you select the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy, your Contract can lose value due to negative Index Returns. These losses could be significant.
Can I Transfer Between the Index Options?
On each Index Anniversary you can transfer Contract Value between the available Index Options. The Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options are only available during the Accumulation Phase and before the Income Period. The Index Protection Strategy Index Options are also available during the Accumulation Phase, and are the only Index Options available during the Income Period.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

How Can I Take Money Out of My Contract?
You can take money out of your Contract by taking withdrawals, Income Payments, required minimum distributions or Annuity Payments. You can withdraw money from either the Index Options or the AZL Government Money Market Fund. Amounts withdrawn from the Index Options on any day other than an Index Anniversary will not receive a Credit.
During the Accumulation Phase and before the Income Period, when we process a withdrawal from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option on a day other than an Index Anniversary we determine the proper amount to deduct by calculating the Index Option Value using the Daily Adjustment. These withdrawals may not receive the full benefit of the Precision Rate, Cap, Buffer or Floor. This occurs because the Daily Adjustment calculation takes into account what may potentially happen between the withdrawal date and the next Index Anniversary. As a result, even if the Index Return is above the Precision Rate or Cap, the Daily Adjustment may be less than the Precision Rate or Cap, because there is a possibility that the Index Return could decrease before the end of the Index Year. Similarly, even though a negative Index Return may be within the amount of the Buffer for the Index Precision Strategy and Index Performance Strategy, the Owner (person(s) designated at Contract issue who may exercise all rights granted by the Contract – "you," "your," and "yours") still may receive a negative Daily Adjustment (i.e., lose money) because there is a possibility that the Index Return could decrease before the end of the Index Year. Also, a negative Index Return for the Index Guard Strategy may result in you receiving a Daily Adjustment lower than the Floor, because the Daily Adjustment reflects the present value of the Floor and you will not receive the full benefit of the Floor until the Index Anniversary.
If you withdraw more than is allowed by the free withdrawal privilege we may assess a withdrawal charge. Withdrawing more than allowed annual maximum Income Payment will reduce the payment amount available to you next year and may cause your Contract to end. Under the waiver of withdrawal charge benefit in most states you can take a one-time withdrawal from your Contract after the first Contract Anniversary without incurring a withdrawal charge if you are confined to a nursing home for a period of at least 90 consecutive days. If you take required minimum distributions from a Contract that qualifies for special tax treatment under sections of the Internal Revenue Code (Qualified Contract) to pay required minimum distribution amounts owing with regard to this Contract, these distributions are not subject to a withdrawal charge. However, required minimum distributions taken during the Accumulation Phase and before the Income Period reduce the amount available under the free withdrawal privilege. During the Income Period, Income Payments and other withdrawals you take during the calendar year count against the required minimum distribution amount for this Contract.
For more information see section 9, Access to Your Money and section 11, Income Benefit.
How Does the Income Benefit Work?
The Income Benefit is automatically included in your Contract at issue and provides guaranteed lifetime Income Payments until annuitization. The Income Benefit allows access to your Contract Value and death benefit for a period of time after Income Payments begin. However, once Income Payments begin only the Index Protection Strategy Index Options are available to you. The Income Benefit has a rider fee as discussed in the Fee Tables, and section 8, Expenses.
If you no longer want or need the benefits provided by the Income Benefit, you can remove it from your Contract on or after the third Index Anniversary and before Income Payments begin if your Contract Value is positive. If you remove the Income Benefit, we stop assessing the Income Benefit rider fee. You cannot remove the Income Benefit once Income Payments have begun. If you remove the Income Benefit you will have paid for the benefit without receiving any of its advantages.
We designed Income Payments to last for the lifetime of the Covered Person(s). Covered Person(s) are based on the Eligible Person(s) and the Income Payment type you select on the Income Benefit Date (the date you begin receiving Income Payments under the Income Benefit and the Income Period begins). We establish Eligible Person(s) at issue. Eligible Person(s) are you, or you and your federally recognized spouse, subject to the restrictions stated in section 3.
We base Income Payments on a percentage (Lifetime Income Percentage) of your Contract Value. We establish a Lifetime Income Percentage for each payment type. Payment types include single or joint payments under either the Level Income or Increasing Income payment options. If there are two Eligible Persons we establish single Lifetime Income Percentages for each Eligible Person as well as joint Lifetime Income Percentages based on the age of the younger Eligible Person. Then when you are ready to take Income Payments, you can choose which Lifetime Income Percentage we use to calculate your payment and which Eligible Person(s) will become the Covered Person(s). The Lifetime Income Percentages available on and before the Income Benefit Date are stated on the Index Options Statement.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

We base each Lifetime Income Percentage on its Income Percentage(s) and the Income Percentage Increase. On the Index Effective Date the initial Lifetime Income Percentage for each payment type is equal to the Income Percentage for the Eligible Person's current age, or younger Eligible Person's current age for joint payments. We establish an Income Percentage Increase for each Eligible Person based on their current age (or younger Eligible Person's current age for joint payments) on the Index Effective Date. During the Accumulation Phase on each Index Anniversary on and before the Income Benefit Date, we add an Income Percentage Increase to each Lifetime Income Percentage once the Eligible Person (or younger Eligible Person for joint payments) reaches the annual increase age. This means you will not receive an increase to a Lifetime Income Percentage on an Index Anniversary if the Eligible Person is too young. The Income Percentages, Income Percentage Increases and the annual increase age are stated in the Income Benefit Supplement.
Additional Purchase Payments received after the Index Effective Date will adjust each Lifetime Income Percentage on the next Index Anniversary based on:
•	the Income Percentage for the Eligible Person's current age, and
•	the Variable Account Value's percentage of total Contract Value.
Income Payments can begin once the minimum exercise age requirement is met and the Income Payment waiting period has expired. The minimum exercise age and Income Payment waiting period are stated in the Income Benefit Supplement. Income Payments must begin no later than age 100. If you do not begin Income Payments by the Index Anniversary upon which the younger Eligible Person reaches age 100, or before all Eligible Persons die or are otherwise removed from the Contract, the Income Benefit ends and you will not receive any payments.
You choose your Income Payment frequency and amount subject to the annual maximum permitted payment. The payment option (Level Income or Increasing Income) you select determines whether your annual maximum Income Payment will increase from one Income Benefit Anniversary to the next. Once established, the annual maximum Income Payment can only decrease if you take an Excess Withdrawal. An Excess Withdrawal is the amount of any withdrawal you take while you are receiving Income Payments that, when added to other withdrawals (including your annual actual payment) taken during the Income Benefit Year, is greater than your annual maximum permitted payment. An Income Benefit Year is a period of twelve months beginning on the Income Benefit Date or any subsequent Benefit Anniversary. An Income Benefit Anniversary is a twelve-month anniversary of the Income Benefit Date that Income Payments begin. If you take an Excess Withdrawal of the total remaining Contract Value, your entire Contract ends and your Income Payments stop.
NOTE:
•
Income Payments are not available until the Index Anniversary that occurs on or after the Income Payment waiting period expires and the Eligible Person(s) has reached the minimum exercise age. Income Payments are not available for an Eligible Person if he/she is age 101 or older. If you do not begin Income Payments during the eligibility period, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages.

•	If you begin Income Payments before age 59½, the payments will generally be subject to a 10% additional federal tax.
•
Income Payments are based on Contract Value, not a guaranteed value. Decreases in Contract Value due to negative Index performance during the Accumulation Phase up to and including the Income Benefit Date also decrease the Income Payment amount available to you.

•
If you are required to annuitize your Contract as a result of current tax law, we convert your Income Payment to Annuity Payments as described in section 10, The Annuity Phase – When Annuity Payments Begin.

•	Please discuss the Income Benefit's appropriateness with your Financial Professional and tax adviser.

What Are My Annuity Options?
The Contract includes several Annuity Options that can provide fixed life, or fixed life and term certain Annuity Payments. The designated individual(s) upon whose life we base Annuity Payments are the Annuitant(s). For more information see section 10, The Annuity Phase.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Does the Contract Provide a Death Benefit?
The Contract provides a guaranteed Traditional Death Benefit based on the greater of Contract Value, or total Purchase Payments adjusted for withdrawals. There is no additional charge for the Traditional Death Benefit. Alternatively, you can select at issue the optional Maximum Anniversary Value Death Benefit for an additional rider fee if all Owners and the Annuitant are age 75 or younger. The Maximum Anniversary Value Death Benefit provides the greater of Contract Value, or the Maximum Anniversary Value (the highest Contract Value on any Index Anniversary before age 91, adjusted for subsequent Purchase Payments and withdrawals). The Maximum Anniversary Value Death Benefit cannot be less than the Traditional Death Benefit, but they may be equal. Please discuss this benefit's appropriateness with your Financial Professional.
These death benefits are first-to-die death benefits based on the life of the person(s) designated at Contract issue (Determining Life). The Determining Life (or Lives) is either the Owner(s) or the Annuitant if the Owner is a non-individual. We establish the Determining Lives at Contract issue and they generally do not change unless there is a divorce or you establish a Trust. If you change Owners or the Annuitant after the Issue Date, upon death of the Owner, the person(s) designated to receive the death benefit (Beneficiary(s)) may only receive the Contract Value. For more information see section 3, Ownership, Annuitants, Determining Life, Beneficiaries, and Payees and section 12, Death Benefit.
What If I Need Customer Service?
If you need customer service (for Contract changes, information on Contract Values, requesting a withdrawal or transfer, changing your allocation instructions, etc.) please contact our Service Center at (800) 624-0197. You can also contact us by mail at Allianz Life Insurance Company of North America, P.O. Box 561, Minneapolis, MN 55440-0561.

FEE TABLES

These tables describe the fees and expenses you pay when purchasing, owning and taking a withdrawal from the Contract, or transferring Contract Value between Allocation Options. For more information, see section 8, Expenses.
OWNER TRANSACTION EXPENSES
Withdrawal Charge During Your Contract's Initial Phase, the Accumulation Phase(1)
(as a percentage of each Purchase Payment withdrawn)(2)
Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount
0	8.5%
1	8%
2	7%
3	6%
4	5%
5	4%
6 years or more	0%

Premium Tax(3)…………………………………... ………………………………	3.5%
(as a percentage of each Purchase Payment)
OWNER PERIODIC EXPENSES
Contract Maintenance Charge(4)………………………………………………..	$50
(per Contract per year)
(1)
The Contract provides a free withdrawal privilege before the Income Period that allows you to withdraw 10% of your total Purchase Payments annually without incurring a withdrawal charge, as discussed in section 9, Access to Your Money – Free Withdrawal Privilege.

(2)	The Withdrawal Charge Basis is the amount subject to a withdrawal charge, as discussed in section 8, Expenses – Withdrawal Charge.
(3)	Not currently deducted, but we reserve the right to do so in the future. This is the maximum charge we could deduct if we exercise this right, as discussed in section 8, Expenses – Premium Tax.
(4)	Waived if the Contract Value is at least $100,000, as discussed in section 8, Expenses – Contract Maintenance Charge.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

CONTRACT ANNUAL EXPENSES
Annual Contract Fees(5)
(as a percentage of the Charge Base during the Accumulation Phase)
Product Fee…………………………………......…………………………………………………….	1.25%
Rider Fee for the Income Benefit…………………………………......…………………………..	0.70%
Rider Fee for the optional Maximum Anniversary Value Death Benefit……………………	0.20%
Total Contract Fees for Contracts with the Income Benefit and optional Maximum Anniversary Value Death Benefit………………………………………………………………….	2.15%
(5)
We assess the product fee and rider fees during the Accumulation Phase (and Income Period, if applicable), but we do not assess them during the Annuity Phase. See section 8, Expenses – Annual Contract Fees: Product Fee and Rider Fees.

ANNUAL OPERATING EXPENSES OF THE AZL GOVERNMENT MONEY MARKET FUND
The table below describes in detail the annual operating expenses of the AZL Government Money Market Fund before fee waivers and/or expense reimbursements. We show the expenses as a percentage of the Fund's average daily net assets for the most recent calendar year ended December 31, 2017. Expenses may vary in current and future years. BlackRock, the investment adviser for the fund, provided the fee and expense information and we did not independently verify it. See the AZL Government Money Market Fund prospectus for further information regarding the expenses you may expect to pay.
The Index Options do not assess any separate operating expenses, and are not included in the following table.
[TO BE UPDATED ON AMENDMENT]
	Management fees	Rule 12b‑1 fees	Other expenses	Acquired Fund fees and expenses	Total annual Fund operating expenses before fee waivers and/or expense reimbursements
BLACKROCK
AZL Government Money Market Fund

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

EXAMPLES
These examples are intended to help you compare the cost of investing in this Contract with the costs of other variable annuity contracts. These examples assume you make a $10,000 investment and the AZL Government Money Market Fund earns a 5% annual return. These examples use the AZL Government Money Market Fund even though you cannot allocate Purchase Payments directly to the Fund. The AZL Government Money Market Fund holds your Purchase Payments before they are transferred to the Index Options on the Index Effective or the next Index Anniversary. These examples are not a representation of past or future expenses. Your Contract expenses may be more or less than the examples below, depending on whether and when you take withdrawals.
We deduct the $50 contract maintenance charge in the examples on each Contract Anniversary during the Accumulation Phase (or the next Business Day if the Contract Anniversary is not a Business Day), and we deduct it from each Annuity Payment during the Annuity Phase. We may waive this charge under certain circumstances, as described in section 8, Expenses – Contract Maintenance Charge. We deduct the annual Contract fees (maximum charge of 1.25% product fee, 0.70% rider fee for the Income Benefit, and a 0.20% rider fee for the optional Maximum Anniversary Value Death Benefit) in the examples on each Quarterly Contract Anniversary during the Accumulation Phase, as described in section 8, Expenses – Annual Contract Fees: Product Fee and Rider Fees.
[TO BE UPDATED ON AMENDMENT]
[__]% total annual operating expenses for the AZL Government Money Market Fund before any fee waivers or expense reimbursements:	1 Year	3 Years	5 Years	10 Years
• If you surrender your Contract (take a full withdrawal) at the end of each time period.	$	$	$	$
• If you annuitize your Contract and begin Annuity Payments at the end of each time period. The earliest available Annuity Date is one year after the Issue Date.	$	$	$	$
• If you do not surrender your Contract.	$	$	$	$
CONDENSED FINANCIAL INFORMATION
The consolidated financial statements of Allianz Life Insurance Company of North America are included in Appendix C of this prospectus, and the financial statements of Allianz Life Variable Account B are included in Part C of the Form N-4 Registration Statement.
As of December 31, 2017, no Contracts offered by this prospectus had been sold. Therefore, we have not included any condensed financial information for the AZL Government Money Market Fund. We will provide condensed financial information when it becomes available.

1.	RISK FACTORS

The Contract involves certain risks that you should understand before purchasing. You should carefully consider your income needs and risk tolerance to determine whether the Contract is appropriate for you. The level of risk you bear and your potential investment performance will differ depending on the Index Options you choose.
LIQUIDITY RISK
We designed the Contract to be a long-term investment that you can use to help build and provide income for retirement. The Contract is not suitable for short-term investment. If you need to take money from your Contract during the withdrawal charge period, we deduct a withdrawal charge unless the withdrawal is specifically not subject to this charge (for example, the amount allowed under the free withdrawal privilege or Income Payments). We calculate the withdrawal charge as a percentage of your Purchase Payments, not Contract Value. Consequently, if the Contract Value has declined since you made a Purchase Payment it is possible the percentage of Contract Value withdrawn to cover the withdrawal charge would be greater than the withdrawal charge percentage. For example, assume you buy the Contract with a single Purchase Payment of $1,000. If your Contract Value in the 5th year is $800 and you take a full withdrawal a 5% withdrawal charge applies. The total withdrawal charge would be $50 (5% of $1,000). This results in you receiving $750.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Deduction of the withdrawal charge, product fee, rider fee and contract maintenance charge may result in loss of principal and Credits. We only apply Credits once each Index Year on the Index Anniversary, rather than on a daily basis. In the interim, we calculate Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option Values based on the Daily Adjustment, which may result in you not receiving the full benefit of the Index Returns, Precision Rates or Caps and Buffers or Floors if, before the Index Anniversary, you take a withdrawal or annuitize the Contract, or if we pay a death benefit. We do not do an interim calculation for the Index Protection Strategy Index Options. While the Income Benefit, free withdrawal privilege and required minimum distributions provide liquidity, they permit limited withdrawals and are designed to be used over a number of years or a lifetime. If you need to withdraw most or all of your Contract Value in a short period, this will exceed the charge-free amounts available to you and result in a withdrawal charge. Amounts withdrawn from this Contract may also be subject to a 10% additional federal tax if taken before age 59½.
In addition, upon a full withdrawal we assess a withdrawal charge against Purchase Payments that were previously withdrawn as a penalty-free withdrawal if those Purchase Payments are still within their withdrawal charge period. Penalty-free withdrawals include: Income Payments under the Income Benefit; withdrawals under the free withdrawal privilege and waiver of withdrawal charge benefit; and payments under our minimum distribution program. This means that upon a full withdrawal, we may assess a withdrawal charge on more than the amount you are withdrawing. In addition, if the Contract Value has declined due to poor performance, the withdrawal charge may be greater than the total Contract Value and you will not receive any money.
You can only withdraw money from an Index Option by taking Income Payments, partial withdrawals or surrendering the Contract. This may limit your ability to react to changes in market conditions. Amounts withdrawn from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option before the Index Anniversary may not receive the full benefit of the Buffer or Floor. You should consider whether investing in an Index Option is consistent with your financial needs.
RISK OF CHANGES TO THE INCOME BENEFIT PRIOR TO THE ISSUE DATE
The Income Percentages for each Income Payment type, Income Percentage Increases, the annual increase age, the minimum exercise age to begin Income Payments, and the Income Payment waiting period are stated in the Income Benefit Supplement that is in effect on your Issue Date. These values are also stated in your Contract. We cannot change these values for your Contract once they are established. These values may change for newly issued Contracts and will be reflected in an amended Income Benefit Supplement filed on EDGAR at www.sec.gov under File Number 333-[TO BE ADDED ON AMENDMENT]. The Income Benefit Supplement currently in effect can also be found on our website at www.allianzlife.com/indexincomerates. You should not purchase this Contract without first obtaining the current Income Benefit Supplement. You can contact us to receive the Income Benefit Supplement applicable to your Contract by calling our Service Center at the toll-free telephone number listed at the back of this prospectus. We will send you a copy of the Income Benefit Supplement when we issue the Contract.
RISK OF INVESTING IN SECURITIES
Returns on securities and securities Indices can vary substantially, which may result in investment losses. The historical performance of the available Index Options and the AZL Government Money Market Fund does not guarantee future results. It is impossible to predict whether underlying investment values will fall or rise. Trading prices of the securities underlying the Index Options and the AZL Government Money Market Fund are influenced by economic, financial, regulatory, geographic, judicial, political and other complex and interrelated factors. These factors can affect capital markets generally and markets on which the underlying securities are traded and these factors can influence the performance of the underlying securities.
Index Option returns depend on the performance of an Index although you are not directly invested in the Index. Because the S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index and EURO STOXX 50® are each comprised of a collection of equity securities, in each case the value of the component securities is subject to market risk, or the risk that market fluctuations may cause the value of the component securities to go up or down, sometimes rapidly and unpredictably. In addition, the value of equity securities may decline for reasons directly related to the issuers of the securities.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

S&P 500® Index. The S&P 500® Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and also may not be able to attain the high growth rate of successful smaller companies.
Russell 2000® Index. The Russell 2000® Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies.
Nasdaq-100® Index. The Nasdaq-100® Index is comprised of equity securities of the largest U.S. and non-U.S. companies listed on The Nasdaq Stock Market, including companies across all major industry groups except the financial industry. To the extent that the Nasdaq-100® Index is comprised of securities issued by companies in a particular sector, that company's securities may not perform as well as companies in other sectors or the market as a whole. Also, any component securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty).
EURO STOXX 50®. EURO STOXX 50® is comprised of the equity securities of large-capitalization companies in the Eurozone. The securities comprising EURO STOXX 50® are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty), and are significantly affected by the European markets and actions of the European Union.
RISK OF NEGATIVE RETURNS
Returns for the AZL Government Money Market Fund will fluctuate and may be negative. You can lose money.
If you allocate money to the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy, Index fluctuations may cause Performance Credits to be either negative after application of the Buffer, or negative down to the amount of the Floor. You can incur a loss, which could be significant. If money is withdrawn or removed from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option before the Index Anniversary, you could lose money even if the Index Return is positive on the date of withdrawal.
If you select the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy we calculate each of your Index Option Values on each Business Day during the Index Year by adding the Daily Adjustment. The Daily Adjustment affects the calculation of these Index Option Values we use to calculate Contract Value between Index Anniversaries, and it affects the Contract Value available for withdrawal, Income Payments, annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment may result in a loss even if Index performance has been positive since the beginning of the Index Year. The Contract Value as adjusted by the Daily Adjustment may also be less than you would have received as a Performance Credit on the next Index Anniversary. The Daily Adjustment is generally negatively affected by interest rate decreases, dividend rate increases, poor market performance and the expected volatility of index prices. Increases in the expected volatility of index prices negatively affect the Index Precision Strategy and Index Performance Strategy, while decreases in the expected volatility of index prices negatively affect the Index Guard Strategy. All other factors being equal, even if the current Index Return during the Index Year is greater than the Precision Rate or Cap, the Daily Adjustment will be lower than the Precision Rate or Cap during the Index Year and will frequently not be equal to the Precision Rate or Cap until the next Index Anniversary. Even if the current Index return during the Index Year is positive, the Daily Adjustment may be negative until the Index Anniversary. This means if money is withdrawn or removed from the Index Precision Strategy, Index Performance Strategy, or Index Guard Strategy, you could receive reduced principal even if the current Index return is positive on that day. If the current Index return during the Index Year is negative but within the Buffer for Index Precision Strategy and Index Performance Strategy, the Daily Adjustment may be negative until the Index Anniversary. Similarly, if the Index Return is less than the Floor for the Index Guard Strategy, the Daily Adjustment may be lower than the Floor until the next Index Anniversary.
The Alternate Minimum Value may, in limited instances, mitigate negative return risk associated with the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

CALCULATION OF CREDITS
We calculate Credits each Index Year on the Index Anniversary. If you allocate money to the Index Protection Strategy, positive returns are limited by the amount of the DPSCs and Caps. You are not subject, however, to potential negative Credits. The Precision Rates on the Index Precision Strategy and the Caps on the Index Performance Strategy and Index Guard Strategy limit upward performance and could cause your returns to be lower than they would otherwise have been if you invested in a mutual fund or exchange traded fund designed to track the performance of the applicable Index.
The Index Options do not directly participate in the returns of the Indices' underlying securities, and do not receive any dividends payable on these securities. Index returns would be higher if they included the dividends from the underlying securities. Over the past ten years the actual Index returns without dividends and the returns if dividends for the underlying securities had been included would have been as follows:
	January 1, 2008 through December 31, 2017
	S&P 500® Index	Nasdaq-100® Index	Russell 2000® Index	EURO STOXX 50®
Returns without dividends	8.04%	14.91%	9.23%	-0.21%
Returns with dividends	10.36%	16.13%	10.74%	3.88%
DPSCs, Precision Rates and Caps may be adjusted annually on the Index Anniversary and may vary significantly from year to year. Changes to DPSCs, Precision Rates and Caps may significantly affect the amount of Credit you receive. (For more information, see the "Changes to Caps, Precision Rates, Declared Protection Strategy Credits (DPSCs), and Notice of Buffers and Floors" discussion later in this section.
The Crediting Methods only capture Index Values on one day each year, so you will bear the risk that the Index Value might be abnormally low on these days.
SUBSTITUTION OF AN INDEX
There is no guarantee that the Indices will be available during the entire time that you own your Contract. If we substitute a new Index for an existing Index, the performance of the new Index may be different and this may affect your ability to receive positive Credits. We may substitute a new Index for an existing Index if:
•	the Index is discontinued,
•
we are unable to use the Index because, for example, changes to an Index make it impractical or expensive to purchase derivative securities to hedge the Index, or we are not licensed to use the Index, or

•
the method of calculation of the Index Values changes substantially, resulting in significantly different Index Values and performance results. This could occur, for example, if an Index altered the types of securities tracked, or the weighting of different categories of securities.

If we add or substitute an Index, unless the Index has been discontinued, we first seek regulatory approval (from each applicable state insurance regulator) and then provide you with written notice. We also provide you with written notice if an Index changes its name. Substitutions of an Index may occur during an Index Year. If we substitute an Index, this does not cause a change in the Buffers, Floors, current Charge Base, current DPSCs, current Precision Rates, or current Caps. Changes, if any, occur at the next regularly scheduled Index Anniversary. Depending on the constitution of the substituted Index, the volatility of its investments, and our ability to hedge the Index's performance, we may determine for the next Index Year, in our discretion, that a higher or lower Precision Rate, Cap or DPSC may be appropriate. However, we would not implement any change to reflect this difference until the next Index Anniversary after the substitution. Under the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy, this may result in an abnormally large change in the Daily Adjustment on the day we substitute the Index.
The selection of a substitution Index is in our discretion; however, it is anticipated that any substitute Index will be substantially similar to the Index it is replacing and we will replace any equity Index with a broad-based equity index.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

CHANGES TO CAPS, PRECISION RATES, DECLARED PROTECTION STRATEGY CREDITS (DPSCs), AND NOTICE OF BUFFERS AND FLOORS
We generally establish the Index Precision Strategy and Index Performance Strategy Buffers and Index Guard Strategy Floors on the Issue Date. However, if an Index Option is added to your Contract after the Issue Date, the Buffer or Floor for that Index Option is established on the date the Index Option is added to your Contract. Buffers and Floors are stated in your Contract and do not change after they are established. We establish the initial DPSCs and Caps for the Index Protection Strategy, initial Precision Rates for the Index Precision Strategy and initial Caps for the Index Performance Strategy and Index Guard Strategy on the Index Effective Date. We publish the Buffers, Floors, DPSCs, Precision Rates and Caps for newly issued Contracts on our website at www.allianzlife.com/indexincomerates at least seven calendar days before they take effect.
We can change the renewal DPSCs, Precision Rates and Caps as frequently as annually and they are effective on Index Anniversaries. The renewal DPSCs, Precision Rates and Caps may be adjusted up or down or they may stay the same. The Buffers and Floors you receive are stated in your Contract and do not change after they are established. Renewal DPSCs, Precision Rates and Caps are available for your review in your account on our website at least seven calendar days before each Index Anniversary. We send you a letter at least 30 days in advance of each Index Anniversary notifying you of your upcoming anniversary. When the renewal DPSCs, Precision Rates and Caps are set on the Index Anniversary you have the option of staying in your current Index Option or moving to another Index Option.
If you do not review information regarding renewal DPSCs, Precision Rates and Caps when they are published, or take no action to move to another permitted Allocation Option, you stay in your current Index Options and automatically become subject to the renewal DPSCs, Precision Rates and Caps until the next Index Anniversary.
You risk the possibility that the renewal DPSCs, Precision Rates and Caps you receive may be less than you would find acceptable. If you do not find the renewal DPSCs, Precision Rates and Caps acceptable, you must give us notice no later than the Index Anniversary (or the next Business Day if the anniversary is not a Business Day) and request to move your money on the Index Anniversary or you will be subject to these renewal DPSCs, Precision Rates and Caps for the next Index Year. When your renewal DPSCs, Precision Rates and Caps change the only option available to you is to move your money between Index Options. We will inform you of the renewal DPSCs, Precision Rates and Caps applicable to your Contract in your annual Index Options Statement.
Initial and renewal DPSCs, Precision Rates and Caps may vary significantly from year to year. There are a variety of factors that may affect DPSCs, Precision Rates and Caps including market volatility, the price and availability of hedging instruments, the level of interest rates, utilization of Contract benefits by Owners, and our profitability goals.
We manage our obligation to provide Credits in part by trading call and put options, and other derivatives on the available Indices. The costs of the call and put options and other derivatives vary based on market conditions, and we may adjust future renewal DPSCs, Precision Rates and Caps to reflect these cost changes. The primary factor affecting the differences in the initial DPSCs, Precision Rates and Caps for new business and renewal DPSCs, Precision Rates and Caps for inforce Contracts is the difference in what we can earn from these investments for new business versus what we are earning on the investments that were made, and are being held to maturity, for inforce Contracts. In some instances we may need to reduce the DPSCs, Precision Rates and Caps for new business and inforce Contracts or we may need to replace an Index on the Contract. You bear the risk that we may reduce the DPSCs, Precision Rates and/or Caps, which reduces your opportunity to receive positive Credits. You also bear the risk that the Buffers and Floors for your Contract are small, which increases the risk that you could receive negative Performance Credits and incur losses.
For more information about how we set Buffers, Floors, DPSCs, Precision Rates and Caps, see the "What Are the Index-Linked Crediting Methods and How Do They Work?" discussion in the Summary section of this prospectus.
INVESTMENT IN DERIVATIVE SECURITIES
The Index Options are supported by bonds and other fixed income securities used to support the Contract guarantees, cash, and derivative hedging instruments used to hedge the movements of the applicable Index.
At Contract issue, we invest a substantial majority of the initial Contract Value allocated to the Index Options in fixed income securities, with most of the remainder invested in derivative hedging securities. The derivative securities are purchased to track and hedge Index movements and support our obligations with regard to the Index Options. The derivative securities we purchase include put options, call options, futures, swaps, and other derivatives.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

We manage the hedging securities used to support the Index Protection Strategy differently than we do the hedging securities used to support the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy. The Index Protection Strategy purchases derivative securities within the general account. In contrast, the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy purchases derivative securities within an unregistered separate account. For these Crediting Methods, we move assets between the general account and the unregistered separate account during the Index Year based on Index performance. We typically transfer assets between these accounts if there is a 10% incremental change in year-to-date Index performance. For these Crediting Methods, this starts at a -10% decrease in the market. We monitor year-to-date Index performance daily and change allocations daily if needed based on this 10% increment. For more information on our unregistered separate account backing the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy, see section 14, Other Information – Our Unregistered Separate Account.
We currently limit our purchase of derivative securities to liquid securities. However, like many types of derivative securities, these securities may be volatile and their price may vary substantially. In addition, because we pay Credits regardless of the performance of derivative securities we purchase, we may incur losses on hedging mismatches or errors in hedging. Our experience with hedging securities may affect new business rates for Buffers, Floors, DPSCs, Precision Rates and Caps, and may also affect renewal DPSCs, Precision Rates and Caps.
AZL GOVERNMENT MONEY MARKET FUND RISK
The AZL Government Money Market Fund does not provide any protection against loss of principal. You can lose some or all of the money held in the Fund.
OUR FINANCIAL STRENGTH AND CLAIMS-PAYING ABILITY
We make Income Payments, Annuity Payments, and apply Credits from our general account. Our general account assets are subject to claims by our creditors, and any payment we make from our general account is subject to our financial strength and claims-paying ability. The assets in our unregistered separate account, Separate Account IANA, that hold a portion of any assets you allocate to the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy are also subject to claims by our creditors. This does not apply to the Texas unregistered separate account, Separate Account IATX. You can obtain information on our financial condition by reviewing our financial statements in this prospectus.
REGULATORY PROTECTIONS
Allianz Life is not an investment company and therefore we are not registered as an investment company under the Investment Company Act of 1940, as amended, and the protections provided by this Act are not applicable to the guarantees we provide. The Separate Account is, however, registered as an investment company. Any allocations you make to an Index Option are not part of the Separate Account. Allianz Life is not an investment adviser and so is not subject to the Investment Advisers Act of 1940, and does not provide investment advice to you in connection with your Contract.
Your Contract is registered in accordance with the Securities Act of 1933 and the offering of the Contract must be conducted in accordance with the requirements of this Act. In addition, the offer and sale of the Contract is subject to the provisions of the Securities Exchange Act of 1934.
The Contract is filed with and approved by each state in which the Contract is offered. State insurance laws provide a variety of regulatory protections.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

2.	THE VARIABLE ANNUITY CONTRACT

An annuity is a contract between you as the Owner, and an insurance company (in this case Allianz Life), where you make payments to us and the money is invested in Index Options available through the Contract. The AZL Government Money Market Fund holds the money you invest before it is transferred to the Index Options. Depending on market conditions, your Contract may gain or lose value based on the returns of your selected Index Options and the AZL Government Money Market Fund. When you are ready to take money out, we make payments to you according to your instructions and any restrictions associated with the payout option you select that is described in this prospectus. We do not make any changes to your Contract without your permission except as may be required by law.
The Contract has an Accumulation Phase and an Annuity Phase. If you begin taking Income Payments, your Contract will also have an Income Period. The Income Period occurs during the Accumulation Phase.
The Accumulation Phase is the first phase of your Contract, and it begins on the Issue Date. During the Accumulation Phase, your money is invested in the Index Options you select and the AZL Government Money Market Fund on a tax-deferred basis. Tax deferral means you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. (For more information, see section 13, Taxes.)
During the Accumulation Phase you can take withdrawals (subject to any withdrawal charge). You can also make additional Purchase Payments before the Income Period subject to the restrictions set out in section 4, Purchasing the Contract – Purchase Requirements. The Contract also offers at issue the optional Maximum Anniversary Value Death Benefit for an additional rider fee (see section 12) if all Owners and the Annuitant are age 75 or younger on the Issue Date. The Maximum Anniversary Value Death Benefit potentially provides an increased death benefit based on the Maximum Anniversary Value (highest Contract Value on any Index Anniversary before age 91, adjusted for subsequent Purchase Payments and withdrawals).
During the Income Period we restrict your selection of Index Options to the Index Protection Strategy, you cannot make additional Purchase Payments, but you will have access to your Contract Value and death benefit for a period of time. If you do not take Income Payments your Contract will not have an Income Period.
During the Income Period we make regular periodic Income Payments based on the life of the Covered Person(s). We determine Covered Person(s) based on the available Eligible Person(s) (generally you, or you and your federally recognized spouse subject to the restrictions stated in section 3) and the payment type you select. Payment types include single or joint payments under either the Level Income or Increasing Income payment options. You can choose when Income Payments begin once the minimum exercise age requirement is met and the Income Payment waiting period has expired. However, Income Payments must begin no later than the Index Anniversary upon which the younger Eligible Person reaches age 100. We base Income Payments on your Contract Value and the Lifetime Income Percentage for the payment type you select. The Income Period ends when we make the last Income Payment. Income Payments can continue for the life of the Covered Person(s) if you do not take more than your allowed annual maximum payment.
If you request Annuity Payments, the Accumulation Phase and Income Period (if applicable) of your Contract ends and you enter the Annuity Phase. During the Annuity Phase we make regular fixed periodic payments (Annuity Payments) based on the life of a person you choose (the Annuitant), or life and term certain. We send Annuity Payments to you (the Payee). You can choose when Annuity Payments begin (the Annuity Date), subject to certain restrictions. We base Annuity Payments on your Contract Value and the payout rates for the Annuity Option you select. Your Annuity Payments do not change unless an Annuitant dies. The Annuity Phase ends when we make the last Annuity Payment under your selected Annuity Option. For more information, see section 10, The Annuity Phase.
WHEN THE ACCUMULATION PHASE ENDS
The Accumulation Phase ends upon the earliest of the following.
•	The Business Day we process your request for a full withdrawal.
•	The Business Day before the Annuity Date.
•
Upon the death of any Owner (or the Annuitant if the Contract is owned by a non-individual), the Business Day we first receive the documents we require before we pay any death claim (Valid Claim) from any one Beneficiary, unless the surviving spouse/Beneficiary continues the Contract. If there are multiple Beneficiaries, the remaining Contract Value continues to fluctuate with the performance of the Allocation Options until the complete distribution of the death benefit.

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

STATE SPECIFIC CONTRACT RESTRICTIONS
If you purchase a Contract, it is subject to the law of the state in which it is issued. Some of the features of your Contract may differ from the features of a Contract issued in another state because of state-specific legal requirements. Features for which there are state-specific Contract provisions include the following.
•	Free look/right to examine provisions.
•	Availability of Crediting Methods.
•	The withdrawal charge.
•	Restrictions on additional Purchase Payments, Contract assignments and the earliest Annuity Date.
•	The insulation or non-insulation of the unregistered separate account that supports your Contract.
•	Availability of the waiver of withdrawal charge benefit.
All material state variations in the Contract are disclosed in this prospectus. If you would like more information regarding state-specific Contract provisions, you should contact your Financial Professional or contact our Service Center at the toll-free telephone number listed at the back of this prospectus.
WHEN THE CONTRACT ENDS
The Contract ends when:
•	all applicable phases of the Contract (Accumulation Phase, Income Period and/or Annuity Phase) have ended, and/or
•	if we received a Valid Claim, all applicable death benefit payments have been made.
For example, if you purchase a Contract and later take a full withdrawal of the total Contract Value, both the Accumulation Phase and the Contract end even though the Income Period and Annuity Phase never began and we did not make any death benefit payments.

3.	OWNERSHIP, ANNUITANTS, DETERMINING LIFE, BENEFICIARIES, AND PAYEES

OWNER
You, as the Owner, have all the rights under the Contract. The Owner is designated at Contract issue. The Owner may be a non-individual, which is anything other than an individual person, and could be a trust, qualified plan, or corporation. Qualified Contracts can only have one Owner.
JOINT OWNER
A Contract that is not qualified pursuant to a specialized provision of the Internal Revenue Code (Non-Qualified Contract) can be owned by up to two individual Owners (Joint Owners). Joint Owners must be spouses within the meaning of federal tax law. We generally require the signature of both Joint Owners on any forms that are submitted to our Service Center.
ANNUITANT
The Annuitant is the individual on whose life we base Annuity Payments. Subject to our approval, you designate an Annuitant when you purchase a Contract. For Qualified Contracts, before the Annuity Date the Owner must be the Annuitant unless the Contract is owned by a qualified plan or is part of a custodial arrangement. You can change the Annuitant on an individually owned Non-Qualified Contract at any time before the Annuity Date, but you cannot change the Annuitant if the Owner is a non-individual (for example, a qualified plan or trust). Subject to our approval, you can add a joint Annuitant on the Annuity Date. For Qualified Contracts, the ability to add a joint Annuitant is subject to any plan requirements associated with the Contract. For jointly owned Contracts, if an Annuitant who is not also an Owner dies before the Annuity Date, the younger Owner automatically becomes the new Annuitant, but the Owner can subsequently name another Annuitant.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Designating different persons as Owner(s) and Annuitant(s) can have important impacts on whether a death benefit is paid, and on who receives it as indicated below. For more examples, please see the Appendix to the SAI. Designating different persons as Owner(s) and Annuitant(s) can also cause the Income Benefit and Income Payments to end at the maximum permitted Annuity Date if Income Payments are not converted to Annuity Payments as described in section 10, The Annuity Phase. Use care when designating Owners and Annuitants, and consult your Financial Professional if you have questions.
UPON THE DEATH OF A SOLE OWNER
Action if the Contract is in the Accumulation Phase	Action if the Contract is in the Annuity Phase
• We pay a death benefit to the person you designate (the Beneficiary) unless the Beneficiary is the surviving spouse and continues the Contract. The Income Benefit and any Income Payments will also end unless the Beneficiary is both a surviving spouse and either an Eligible Person (if Income Payments have not begun) or a Covered Person (if Income Payments have begun).
• If the deceased Owner was a Determining Life and the surviving spouse Beneficiary continues the Contract:
– we increase the Contract Value to equal the guaranteed death benefit value if greater and available, and the death benefit ends,
– the surviving spouse becomes the new Owner,
– if Income Payments have not begun the Accumulation Phase continues,
– if Income Payments have begun they can only continue if the surviving spouse is a Covered Person; otherwise the Income Benefit ends, and
– upon the surviving spouse's death, his or her Beneficiary(s) receives the Contract Value.
(The guaranteed death benefit value is total Purchase Payments adjusted for withdrawals if the Traditional Death Benefit applies, or the Maximum Anniversary Value if the Maximum Anniversary Value Death Benefit applies.)
• If the deceased Owner was not a Determining Life, the Traditional Death Benefit or Maximum Anniversary Value Death Benefit are not available and the Beneficiary(s) receives the Contract Value.

• The Beneficiary becomes the Payee. If we are still required to make Annuity Payments under the selected Annuity Option, the Beneficiary also becomes the new Owner.
• If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
• If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
– Annuity Option 1 or 3, payments end. If Income Payments were converted to Annuity Payments under one of these Annuity Options, we will also pay any remaining value to the named Beneficiary(s).
– Annuity Option 2 or 4, payments end when the guarantee period ends.
– Annuity Option 5, payments end and the Payee may receive a lump sum refund.
• If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

DETERMINING LIFE (LIVES)
The Determining Life (Lives) are the individuals on whose life we base the guaranteed death benefit provided by the Traditional Death Benefit or Maximum Anniversary Value Death Benefit. We establish the Determining Life (Lives) at Contract issue and they generally do not change. For an individually owned Contract the Determining Life (Lives) are the Owner(s). For a non-individually owned Contract the Determining Life is the Annuitant. After the Issue Date the Determining Life (Lives) only change as follows:
•	If you remove a Joint Owner due to divorce we also remove that person as a Determining Life, or
•	If you establish a jointly owned Non-Qualified Contract and change ownership to a Trust, we remove the prior Owner who is not the Annuitant as a Determining Life.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

BENEFICIARY
The Beneficiary is the person(s) or entity you designate at Contract issue to receive any death benefit. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If a Beneficiary dies before you, or you and a Beneficiary die simultaneously as defined by applicable state law or regulation, that Beneficiary's interest in this Contract ends unless your Beneficiary designation specifies otherwise. If there are no surviving primary Beneficiaries, we pay the death benefit to the contingent Beneficiaries who survive you. If there are no surviving Beneficiaries or if there is no named Beneficiary, we pay the death benefit to your estate or the Owner if the Owner is a non-individual.
NOTE FOR JOINTLY OWNED CONTRACTS: The sole primary Beneficiary is the surviving Joint Owner regardless of any other named primary Beneficiaries. If both Joint Owners die simultaneously as defined by applicable state law or regulation, we pay the death benefit to the named contingent Beneficiaries, or equally to the estate of the Joint Owners if there are no named contingent Beneficiaries.

ELIGIBLE PERSONS(S) AND COVERED PERSON(S)
We determine Eligible Persons on the Issue Date based on the Contract's ownership and tax qualification status. We use Eligible Person(s) to determine the Income Percentage and Income Percentage Increase, when you will begin receiving Income Percentage Increases, when Income Payments are available to you, and the payment type (single or joint) available to you.
We base Income Payments on the lives of the Covered Person(s). We determine the Covered Person(s) on the Income Benefit Date based on the available Eligible Person(s), their marital status, and the payment type you select. Joint Income Payments are only available if there are two Eligible Persons on the Income Benefit Date who are also spouses within the meaning of federal tax law and they meet the requirements stated here. Joint Income Payments may not be available if the age difference between spouses is too great. Please see the Income Benefit Supplement for more details.
Eligible Person and Covered Person Requirements
For a single, individual Owner:
•	You, the Owner, are an Eligible Person.
•	If you and the sole primary Beneficiary are spouses within the meaning of federal tax law, the sole primary Beneficiary is also an Eligible Person.
•	If you select single Income Payments only you, the Owner, can be the Covered Person.
For Joint Owners:
•	Both Joint Owners are Eligible Persons.
•	If you select single Income Payments you can designate either Eligible Person to be the Covered Person.
For Contracts owned by a non-individual:
•	The Annuitant is the Eligible Person.
•	For Non-Qualified Contracts, we only allow one Eligible Person and joint Income Payments are not available.
•
For Qualified Contracts, if the Owner is a qualified plan or a custodian and the Annuitant and sole contingent Beneficiary are spouses within the meaning of federal tax law, the sole contingent Beneficiary is also an Eligible Person. However, joint Income Payments are only available if the qualified plan or custodian is also the sole primary Beneficiary. This structure allows the surviving non-Annuitant spouse to continue to receive Income Payments, assuming the surviving non-Annuitant spouse is the beneficiary under the qualified plan or custodial IRA.

•	If you select single Income Payments only the Annuitant can be the Covered Person.
You cannot add, remove or replace an Eligible Person or a Covered Person.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

If at any time Eligible Persons or joint Covered Persons are no longer spouses you must send us written notice. If we receive notice on or before the Income Benefit Date, joint Income Payments will not be available to you. If we receive notice after the Income Benefit Date, we will remove one former spouse from the Contract as a Covered Person and also as an Owner, Joint Owner, Annuitant and/or Beneficiary.
Upon notification of divorce, we treat any request to reduce or divide benefits under this Contract as a request for a withdrawal of Contract Value payable to you. We process the withdrawal and remove one spouse from the Contract as an Eligible Person or Covered Person, Owner, Annuitant and/or Beneficiary, according to your instructions or any applicable court order. This withdrawal is subject to any applicable tax or withdrawal charge, and may cause Income Payments and the Income Benefit to end prematurely. However, if you do not notify us of the divorce, the Contract continues and upon the death of an Owner, we pay any applicable death benefit and the Contract and the Income Benefit both end.
Following an assignment or change of ownership/Annuitant/Beneficiary, if an Eligible Person or Covered Person no longer has the required relationship stated here, he or she is removed from the Contract as an Eligible Person or Covered Person. Once we remove an Eligible Person or Covered Person, he or she cannot be reinstated. If we remove all Eligible Persons or Covered Persons from the Contract, the Income Benefit ends.
PAYEE
The Payee is the person or entity who receives Annuity Payments during the Annuity Phase. The Owner receives tax reporting on those payments. Generally we require the Payee to be an Owner. However, we may allow you to name a charitable trust, financial institution, qualified plan, or an individual specified in a court order as a Payee subject to our approval. For Qualified Contracts owned by a qualified plan, the qualified plan must be the Payee.
ASSIGNMENTS, CHANGES OF OWNERSHIP AND OTHER TRANSFERS OF CONTRACT RIGHTS
You can assign your rights under this Contract to someone else during the Accumulation Phase. An assignment may be absolute or limited, and includes changes of ownership, collateral assignments, or any other transfer of specific Contract rights. After an assignment, you may need the consent of the assignee of record to exercise certain Contract rights depending on the type of assignment and the rights assigned.
You must submit your request to assign the Contract in writing to our Service Center and we must approve it in writing. To the extent permitted by state law, we reserve the right to refuse to consent to any assignment at any time on a nondiscriminatory basis. We will not consent if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation.
Upon our consent, we record the assignment. We are not responsible for the validity or effect of the assignment. We are not liable for any actions we take or payments we make before we receive your request in Good Order and record it. Assigning the Contract does not change, revoke or replace the originally named Annuitant or Beneficiary; if you also want to change the Annuitant or Beneficiary you must make a separate request.
An assignment may be a taxable event. In addition, there are other restrictions on changing the ownership of a Qualified Contract and Qualified Contracts generally cannot be assigned absolutely or on a limited basis. You should consult with your tax adviser before assigning this Contract.
NOTE: An assignment does not change the Determining Life (Lives), Eligible Person(s) or Covered Person(s).

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

4.	PURCHASING THE CONTRACT

PURCHASE REQUIREMENTS
To purchase this Contract, all Owners and the Annuitant must be age 80 or younger on the Issue Date if you select the Traditional Death Benefit, or age 75 or younger if you select the Maximum Anniversary Value Death Benefit.
The Purchase Payment requirements for this Contract are as follows.
•	The minimum initial Purchase Payment due on the Issue Date is $10,000.
•
We restrict additional Purchase Payments. Each Index Year during the Accumulation Phase and before the Benefit Date you cannot add more than your initial amount without our prior approval. Your initial amount is all Purchase Payments received before the first Quarterly Anniversary of the first Contract Year. We allow you to add up to the initial amount in the remainder of the first Index Year. The minimum additional Purchase Payment we will accept is $50.

•	We do not accept additional Purchase Payments on or after the Income Benefit Date if you begin Income Payments, or on or after the Annuity Date if you begin Annuity Payments.
•	The maximum total Purchase Payments we accept without our prior approval is $1 million.
We may, at our sole discretion, waive the minimum Purchase Payment requirements.
Once we receive your initial Purchase Payment and all necessary information in Good Order at our Service Center, we issue the Contract within two Business Days and allocate your payment to the AZL Government Money Market Fund before it is transferred to your selected Index Options. If you do not give us all of the information we need, we contact you or your Financial Professional. If for some reason we are unable to complete this process within five Business Days, we either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we add this money to your Contract on the Business Day we receive it in Good Order. Our Business Day closes when regular trading on the New York Stock Exchange closes.
If you submit a Purchase Payment and/or application to your Financial Professional, we do not begin processing the payment and/or application until we receive it. A Purchase Payment is "received" when it arrives at our Service Center from the address for mailing checks listed at the back of this prospectus regardless of how or when you submitted them. We forward Purchase Payments we receive at the wrong address to the last address listed at the back of this prospectus, which may delay processing.
We may terminate your ability to make additional Purchase Payments because we reserve the right to decline any or all Purchase Payments at any time on a nondiscriminatory basis. If mandated under applicable law, we may be required to reject a Purchase Payment. If we exercise our right to no longer allow additional Purchase Payments this may limit your ability to fund your Contract's guaranteed benefits such as the Traditional Death Benefit.
APPLICATIONS SENT ELECTRONICALLY
We accept manually signed applications that are in Good Order and are sent by fax, or email, or uploaded to our website. It is important to verify receipt of any faxed application, or to receive a confirmation number when using email or the web. We are not liable for applications that we do not receive. A manually signed application sent by fax, email or over the web is considered the same as an application delivered by mail. Our electronic systems (fax, email or website) may not always be available; any electronic system can experience outages or slowdowns which may delay application processing. Although we have taken precautions to help our system handle heavy use, we cannot promise complete reliability. If you experience problems, please submit your written application by mail to our Service Center. We reserve the right to discontinue or modify our electronic application policy at any time and for any reason.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

ALLOCATION OF PURCHASE PAYMENTS AND TRANSFERS BETWEEN THE INDEX OPTIONS
You can allocate your Purchase Payments to the available Index Options. You must allocate your money to the Index Options in whole percentages.
We only allow allocations (both Purchase Payments and transfers of Contract Value) into the Index Options on the Index Effective Date and on subsequent Index Anniversaries. We hold Purchase Payments in the AZL Government Money Market Fund until we transfer them to the Index Options on the Index Effective Date or the next Index Anniversary according to your future Purchase Payment allocation instructions. We only allow you to move money between Index Options on an Index Anniversary. You cannot move money from one Index Option to another mid-year. When you purchase this Contract you select the Index Effective Date. The Index Effective Date can be any Business Day from the Issue Date up to and including the first Quarterly Contract Anniversary. However, it cannot be the 29th, 30th or 31st of a month, and it must be a Business Day. If the Index Effective Date would occur on the 29th, 30th or 31st of a month, or on a day that is not a Business Day, we change the Index Effective Date to be the next available Business Day.
On each Index Anniversary, if we have not received transfer or optional rebalancing program instructions from you, all monies invested in an Index Option continue to be invested in that Index Option at the renewal DPSCs, Precision Rates and Caps. We must receive all transfer instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Index Anniversary (or the next Business Day if the Index Anniversary is not a Business Day).
You can change your future Purchase Payment allocation instructions at any time without fee or penalty. These changes are effective on the Business Day we receive them in Good Order at our Service Center. We accept changes to future allocation instructions from any Owner unless you instruct otherwise. We may allow you to authorize someone else to change these allocation instructions on your behalf. Changes you make to your future Purchase Payment allocation instructions will not rebalance or transfer Contract Value among your selected Index Options on the next Index Anniversary.
NOTE: The AZL Government Money Market Fund is subject to market risk and money held in the Fund may lose value before it can be transferred into the Index Options. Additional Purchase Payments that we receive after the Index Effective Date that you allocate to an Index Option are not eligible to receive Credits until the second Index Anniversary after we receive them because they are not applied to the Index Option until the next Index Anniversary.

ELECTRONIC TRANSFER AND ALLOCATION INSTRUCTIONS
We use reasonable procedures to confirm that electronic transfer and allocation instructions given to us are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We record all telephone instructions and log all fax, email and website instructions. We reserve the right to deny any transfer request or allocation instruction change, and to discontinue or modify our electronic instruction privileges at any time for any reason.
Please note that telephone, fax, email and/or the website may not always be available. Any electronic system, whether it is ours, yours, your service provider's, or your Financial Professional's, can experience outages or slowdowns for a variety of reasons, which may delay or prevent our processing of your transfer request or allocation instruction change. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability. If you are experiencing problems, you should submit your instructions in writing to our Service Center.
By authorizing electronic instructions, you authorize us to accept and act upon these instructions for your Contract. There are risks associated with electronic communications that do not occur with a written request. Anyone authorizing or making such requests bears those risks. You should protect your website password, because the website is available to anyone with your password; we cannot verify that the person providing instructions on the website is you, or is authorized by you.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

AUTOMATIC INVESTMENT PLAN (AIP)
The AIP makes additional Purchase Payments to the Contract during the Accumulation Phase and before the Income Benefit Date on a monthly or quarterly basis by electronic money transfer from your savings, checking or brokerage account. We hold additional Purchase Payments in the AZL Government Money Market Fund until we transfer them to the Index Options on the Index Effective Date or the next Index Anniversary. You can participate in AIP by completing our AIP form. Our Service Center must receive your form in Good Order by the 15th of the month (or the next Business Day if the 15th is not a Business day) in order for AIP to begin that same month. We process AIP Purchase Payments on the 20th of the month, or the next Business Day if the 20th is not a Business Day. We hold AIP Purchase Payments in the AZL Government Money Market Fund until we transfer them to the Index Options on the Index Effective Date or the next Index Anniversary according to your future allocation instructions, AIP Purchase Payments must comply with the allocation requirements and restrictions (including the initial amount requirement) stated in this section. AIP has a maximum of $1,000 per month. We must receive your request to stop or change AIP at our Service Center by 4 p.m. Eastern Time on the Business Day immediately before the Business Day we process AIP to make the change that month. If you choose to begin Income Payments, AIP ends automatically on the Income Benefit Date. If you choose to begin Annuity Payments, AIP ends automatically on the Business Day before the Annuity Date. We reserve the right to discontinue or modify AIP at any time and for any reason.
NOTE: For Owners of Qualified Contracts, AIP is not available if your Contract is funding a plan that is tax qualified under Section 401 of the Internal Revenue Code. AIP is also not available if your Contract is an Inherited IRA or Inherited Roth IRA.

FREE LOOK/RIGHT TO EXAMINE PERIOD
If you change your mind about owning the Contract, you can cancel it within ten days after receiving it (or the period required in your state). If you cancel within the allowed period, in most states we return your Contract Value as of the Business Day we receive your cancellation request in Good Order. This may be more or less than your initial Purchase Payment. In states that require us to return Purchase Payments less withdrawals if you cancel your Contract, we return Contract Value less withdrawal charges if greater.
IRA Contracts require us to return Purchase Payments less withdrawals in most states; in these states we return Contract Value less withdrawal charges if greater. Certain states (such as Pennsylvania) require return of Contract Value for IRA Contracts; in these states we return Purchase Payments less withdrawals if greater.
Some states and certain IRA Contracts require return of Purchase Payments. For these Contracts, we reserve the right to hold your initial Purchase Payment in the AZL Government Money Market Fund until the free look period ends, and then re-allocate your money, less fees and charges, according to your future Purchase Payment allocation instructions. If we hold your initial Purchase Payment in the AZL Government Money Market Fund during the free look period and:
•
your requested Index Effective Date would occur during this time, we change your Index Effective Date to the next Business Day after the free look period that is not the 29th, 30th or 31st of the month.

•	you cancel your Contract during this time, we return the greater of Purchase Payments less withdrawals, or Contract Value.
•	you do not cancel your Contract during this time, we re-allocate your money to the Index Options according to your future Purchase Payment allocation instructions on the Index Effective Date.
Contract Value includes application of the Alternate Minimum Value if the free look occurs after the Index Effective Date.
In the Contract, the free look provision is also called the right to examine.
NOTE FOR CONTRACTS ISSUED TO PERSONS AGES 60 OR OLDER IN CALIFORNIA: For Owners age 60 or older (or Annuitants age 60 or older for non-individually owned Contracts), we are required to hold your initial Purchase Payment in the AZL Government Money Market Fund during the 30 day free look period unless you specify otherwise on the appropriate form. If you want to immediately apply your Purchase Payment to the Index Options you must opt out of this free look provision. If you do not opt out of this free look provision, your Index Effective Date cannot occur until the free look period has ended.

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

5.	AZL GOVERNMENT MONEY MARKET FUND

The following table lists the AZL Government Money Market Fund's associated investment advisers and subadvisers, investment objectives, and principal investment strategies. Depending on market conditions, you can gain or lose value by investing in the AZL Government Money Market Fund. In the future, we may add, eliminate or substitute variable investment options to the extent permitted by the federal securities laws and, when required, the SEC.
You should read the AZL Government Money Market Fund's prospectus carefully. There are potential risks associated with the Fund's investment strategies. The operation of the AZL Government Money Market Fund and its various risks and expenses are described in the Fund's prospectus. We send you the current copy of the Fund's prospectus when we issue the Contract. (You can also obtain the current Fund's prospectus by contacting your Financial Professional or calling us at the toll-free telephone number listed at the back of this prospectus.)
Currently, the AZL Government Money Market Fund is not a publicly traded mutual fund. It is available only as a variable investment option in variable annuity contracts or variable life insurance policies issued by life insurance companies or in some cases, through participation in certain qualified pension or retirement plans. A material conflict of interest may arise between insurance companies, owners of different types of contracts, and retirement plans or their participants. The Fund's Board of Directors monitors for material conflicts, and determines what action, if any, should be taken to address any conflicts.
The Fund's name, investment objectives and policies may be similar to the names, investment objectives and policies of other portfolios managed by the same investment advisers. Although the names, objectives and policies may be similar, the AZL Government Money Market Fund's investment results may be higher or lower than these other portfolios' results. The investment advisers cannot guarantee, and make no representation, that these similar funds' investment results will be comparable even though the AZL Government Money Market Fund has the same name, investment advisers, objectives, and policies.
The AZL Government Money Market Fund pays 12b‑1 fees to the Contracts' distributor, our affiliate, Allianz Life Financial Services, LLC, for distribution and/or administrative services. In addition, we may enter into certain arrangements under which we, or Allianz Life Financial Services, LLC, are compensated by the AZL Government Money Market Fund's advisers, distributors and/or affiliates for administrative services and benefits we provide to the Fund. The compensation amount usually is based on the Fund's aggregate assets purchased through contracts we issue or administer. Some advisers may pay us more or less than others. The maximum service fee we currently receive from any variable investment option in any variable annuity contract we offer is 0.35% annually of the average aggregate amount invested by us in the variable investment options.
We offer other variable annuity contracts that may invest in the AZL Government Money Market Fund. These contracts may have different charges and may offer different benefits more appropriate to your needs. For more information about these contracts, please contact our Service Center.
Allianz Investment Management LLC is an adviser/subadviser that is a subsidiary of Allianz Life.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

[TO BE UPDATED ON AMENDMENT]
Investment Management Company and Adviser/Subadviser	Investment Option Name	Asset Class	Investment Objective	Principal Investment Strategies (Normal market conditions)
BLACKROCK
Allianz Investment Management LLC/BlackRock Advisors, LLC	AZL Government Money Market Fund	Cash Equivalent	Current income consistent with stability of principal
Invests at least 99.5% of its total assets in cash, government securities, or repurchase agreements that are collateralized fully. Invests at least 80% in government securities or in repurchase agreements collateralized by government securities. Investments include U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and repurchase agreements secured by such obligations. In addition, the Fund may invest in variable and floating rate instruments. During extended periods of low interest rates, and due in part to contract fees and expenses, the yield of the AZL Government Money Market Fund may also become extremely low and possibly negative.

SUBSTITUTION AND LIMITATION ON HOLDINGS
We may substitute another variable investment option for the AZL Government Money Market Fund for any reason in our sole discretion. To the extent required by the Investment Company Act of 1940 or other applicable law, we do not substitute any shares without SEC approval and providing you notice. A new or substitute variable investment option  may have different fees and expenses. We may limit the amount of additional Purchase Payments held in the AZL Government Money Fund if marketing, tax or investment considerations warrant, or for any reason in our sole discretion. We may also close the AZL Government Money Fund. The fund companies that sell shares of the AZL Government Money Fund to us, pursuant to participation agreements, may end those agreements and discontinue offering us their shares.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

EXCESSIVE TRADING AND MARKET TIMING
NOTE: Currently the Contract does not offer any variable investment options to which you can allocate money. If we were to offer variable investment options in the future, they would be subject to the following provisions.

We may restrict or modify your right to make transfers to prevent any use that we consider to be part of a market timing program.
Frequent transfers, programmed transfers, transfers into and then out of a variable investment option in a short period of time, and transfers of large amounts at one time (collectively referred to as "potentially disruptive trading") may have harmful effects for other Owners, Annuitants and Beneficiaries. These risks and harmful effects include the following.
•
Dilution of the interests of long-term investors in a variable investment option, if market timers or others transfer into a variable investment option at prices that are below their true value, or transfer out at prices above their true value.

•	An adverse effect on portfolio management, such as causing a variable investment option to maintain a higher level of cash or causing a variable investment option to liquidate investments prematurely.
•	Increased brokerage and administrative expenses.
We attempt to protect our Owners and the variable investment options from potentially disruptive trading through our excessive trading and market timing policies and procedures. Under these policies and procedures, we could modify your transfer privileges for some or all of the variable investment options. Unless prohibited by your Contract or applicable state law, we may:
•	Limit transfer frequency (for example, prohibit more than one transfer a week, or more than two a month, etc.).
•	Restrict the transfer method (for example, requiring all transfers be sent by first-class U.S. mail and rescinding electronic transfer privileges).
•
Require a minimum time period between each transfer into or out of the same variable investment option. Our current policy, which is subject to change without notice, prohibits "round trips" within 14 calendar days. We do not include transfers into and/or out of the AZL Government Money Market Fund when available in your Contract. Round trips are transfers into and back out of the same variable investment option, or transfers out of and back into the same variable investment option.

•	Refuse transfer requests made on your behalf by an asset allocation and/or market timing service.
•	Limit the dollar amount of any single Purchase Payment or transfer request to a variable investment option.
•	Prohibit transfers into specific variable investment options.
•	Impose other limitations or restrictions to the extent permitted by federal securities laws.
We also reserve the right to reject any specific Purchase Payment allocation or transfer request from any person if in the investment adviser's, subadviser's or our judgment, a variable investment option may be unable to invest effectively in accordance with its investment objectives and policies. This could occur, for example, where frequent or rapid trading causes the investment adviser to hold an excess of uninvested cash to meet redemption requests, or to sell investment positions to fund redemptions, thereby affecting variable investment option returns. Similarly, rapid or frequent trading may cause a variable investment option to incur excessive transaction fees, which also could affect performance.
Currently, we attempt to deter disruptive trading as follows. If a transfer(s) is/are identified as potentially disruptive trading, we may (but are not required to) send a warning letter. If the conduct continues and we determine it constitutes disruptive trading, we also impose transfer restrictions. Transfer restrictions may include refusing electronic transfers and requiring all transfers be sent by first-class U.S. mail. We do not enter into agreements permitting market timing and would not permit activities determined to be disruptive trading to continue. We also reserve the right to impose transfer restrictions if we determine, in our sole discretion, that transfers disadvantage other Owners. We notify you in writing if we impose transfer restrictions on you.
We do not include automatic transfers made under any of our programs or Contract features when applying our market timing policy.
We adopted these policies and procedures as a preventative measure to protect all Owners from the potential effects of disruptive trading, while also abiding by your legitimate interest in diversifying your investment and making periodic asset re-allocations based on your personal situation or overall market conditions. We attempt to protect your interests in making legitimate transfers by providing reasonable and convenient transfer methods that do not harm other Owners.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

We may make exceptions when imposing transfer restrictions if we determine a transfer is appropriate, although it may technically violate our policies and procedures discussed here. In determining if a transfer is appropriate, we may, but are not required to, take into consideration its relative size, whether it was purely a defensive transfer into the AZL Government Money Market Fund, and whether it involved an error or similar event. We may also reinstate electronic transfer privileges after we revoke them, but we do not reinstate these privileges if we believe they might be used for future disruptive trading.
We cannot guarantee the following.
•	Our monitoring will be 100% successful in detecting all potentially disruptive trading activity.
•	Revoking electronic transfer privileges will successfully deter all potentially disruptive trading.
In addition, some of the variable investment options are available to other insurance companies and we do not know if they adopted policies and procedures to detect and deter potentially disruptive trading, or what their policies and procedures might be. Because we may not be completely successful at detecting and preventing market timing activities, and other insurance companies that offer the variable investment options may not have adopted adequate market timing procedures, there is some risk that market timing activity may occur and negatively affect other Owners.
We may, without prior notice to any party, take whatever action we deem appropriate to comply with any state or federal regulatory requirement. In addition, purchase orders for a variable investment option's shares are subject to acceptance by that variable investment option's manager. We reserve the right to reject, without prior notice, any variable investment option transfer request or Purchase Payment if the purchase order is rejected by the investment manager. We have entered into agreements required under SEC Rule 22c-2 (Rule 22c-2 agreements) whereby, upon request by an underlying fund or its designee, we must provide information about you and your trading activities to the underlying fund or its designee. Under the terms of the Rule 22c-2 agreements, we are required to: (1) provide details concerning every purchase, redemption, transfer, or exchange of variable investment options during a specified period; and (2) restrict your trading activity if the party receiving the information so requests. Under certain Rule 22c-2 agreements, if we fail to comply with a request to restrict trading activity, the underlying fund or its designee may refuse to accept buy orders from us until we comply.
Variable investment options may add or change policies designed to restrict market timing activities. For example, variable investment options may impose restrictions on transfers between variable investment options in an affiliated group if the investment adviser to one or more of the variable investment options determines that the person requesting the transfer has engaged, or is engaging in, market timing or other abusive trading activities. In addition, a variable investment option may impose a short-term trading fee on purchases and sales within a specified period. You should review the variable investment options' prospectuses regarding any applicable transfer restrictions and the imposition of any fee to discourage short-term trading. The imposition of these restrictions would occur as a result of variable investment option restrictions and actions taken by the variable investment options' managers.
NOTE: This Contract is not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, and we may restrict excessive or inappropriate transfer activity.

We retain some discretion in determining what actions constitute potentially disruptive trading and in determining when and how to impose trading restrictions. Therefore, persons engaging in potentially disruptive trading may be subjected to some uncertainty as to when and how we apply trading restrictions, and persons not engaging in potentially disruptive trading may not know precisely what actions will be taken against a person engaging in potentially disruptive trading. For example, if we determine a person is engaging in potentially disruptive trading, we may revoke that person's electronic transfer privileges and require all future requests to be sent by first-class U.S. mail. In the alternative, if the disruptive trading affects only a single variable investment option, we may prohibit transfers into or Purchase Payment allocations to that variable investment option. We notify the person or entity making the potentially disruptive trade when we revoke any transfer privileges.
The retention of some level of discretion by us may result in disparate treatment among persons engaging in potentially disruptive trading, and it is possible that some persons could experience adverse consequences if others are able to engage in potentially disruptive trading practices that have negative effects.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

VOTING PRIVILEGES
We legally own the AZL Government Money Market Fund shares. However, when the Fund holds a shareholder vote that affects your investment, we ask you to give us voting instructions. We then vote all of our shares, including any we own on our behalf, in proportion to those instructions. Because most Owners do not give us instructions and we vote shares proportionally, a small number of Owners may determine a vote's outcome. If we determine we no longer need to get your voting instructions, we will decide how to vote the shares. Only Owners have voting privileges. Annuitants, Beneficiaries, Payees and other persons have no voting privileges unless they are also Owners.
We determine your voting interest as follows.
•
You can provide voting instructions based on the dollar value of the Fund's shares in your Contract's subaccount. We calculate this value based on the number and value of accumulation units for your Contract on the record date. We count fractional units.

•	You receive proxy materials and a voting instruction form.

6.	VALUING YOUR CONTRACT

Your Contract Value increases and decreases based on Purchase Payments, transfers, withdrawals, deduction of fees and charges, and the performance of your selected Index Options and the AZL Government Money Market Fund. Your Contract Value is the total of the Variable Account Value (for Purchase Payments held in the AZL Government Money Market Fund before we transfer them to the Index Options) and the total Index Option Value. For information on how we calculate your Index Option Values see section 7, Index Options.
ACCUMULATION UNITS
When we receive a Purchase Payment at our Service Center, we credit your Contract with accumulation units based on the Purchase Payment amount and daily price (accumulation unit value) for the AZL Government Money Market Fund subaccount for each of your selected Index Options. We create an AZL Government Money Market Fund subaccount for each of your selected Index Options. A subaccount's accumulation unit value is based on the price (net asset value) of the AZL Government Money Market Fund. The Fund's net asset value is typically determined at the end of each Business Day, and any Purchase Payment received at or after the end of the current Business Day receives the next Business Day's price.
We arbitrarily set the initial accumulation unit value for each subaccount. On the Issue Date, the number of accumulation units in each subaccount is equal to the initial Purchase Payment amount allocated to a subaccount, divided by that subaccount's accumulation unit value.
Example
•	On Wednesday, we receive at our Service Center an additional Purchase Payment of $3,000 from you before the end of the Business Day.
•	When the New York Stock Exchange closes on that Wednesday, we determine that the accumulation unit value is $13.25 for AZL Government Money Market Fund subaccount for your selected Index Option.
We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with 226.415094 subaccount accumulation units for the AZL Government Money Market Fund subaccount for your selected Index Option.
At the end of each Business Day, we adjust the number of accumulation units in each subaccount as follows. Additional Purchase Payments and transfers into a subaccount increase the number of accumulation units. Transfers into a subaccount will only occur if you change your Index Options allocation instructions after we receive a Purchase Payment and before the payment is transferred on the Index Effective Date or an Index Anniversary. Withdrawals, transfers out of a subaccount, and the deduction of any Contract charge decrease the number of accumulation units.
At the end of each Business Day for each subaccount, we multiply the accumulation unit value at the end of the prior Business Day by the percentage change in value of the AZL Government Money Market Fund since the prior Business Day. The percentage change includes the market performance of the AZL Government Money Market Fund.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

COMPUTING VARIABLE ACCOUNT VALUE
We calculate your Variable Account Value at the end of each Business Day by multiplying each subaccount's accumulation unit value by its number of accumulation units, and then adding those results together for all subaccounts. Additional Purchase Payments increase your Variable Account Value, withdrawals and Contract expenses reduce your Variable Account Value.

7.	INDEX OPTIONS

The money you allocate to the Index Options earns Credits. The following are the currently available Crediting Methods and Indices. Each Index Option is the combination of a Crediting Method and an Index. The Indices are described in more detail in Appendix A.
Crediting Methods Currently Available	Indices Currently Available
Index Protection Strategy	S&P 500® Index
Index Precision Strategy	Russell 2000® Index
Index Performance Strategy	Nasdaq-100® Index
Index Guard Strategy	EURO STOXX 50®
The Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options are only available during the Accumulation Phase and before the Income Period. The Index Protection Strategy Index Options are also available during the Accumulation Phase, and are the only Index Options available during the Income Period.
Certain Crediting Methods and/or Indices may not be available from all selling firms or from all Financial Professionals. Please consult with your Financial Professional for more information.
The Crediting Methods have different risk and return potentials. The Index Protection Strategy has the lowest return potential, but provides the most protection. The minimums for the DPSC and Index Protection Strategy Cap (0.50%) are significantly lower than the minimums for the Precision Rates and Caps for the Index Performance Strategy and Index Guard Strategy (3.00%). In addition, the DPSCs provide predefined upside potential, but the Index Protection Strategy Caps will generally be greater than the DPSCs. You cannot lose money that you allocate to the Index Protection Strategy due to negative Index performance. Potential returns and risks are higher for the other Crediting Methods.
Although the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy offer higher potential returns than the Index Protection Strategy, you can lose money that you allocate to these Crediting Methods due to negative Index performance and these losses could be significant. Positive returns for the Index Performance Strategy and Index Guard Strategy are limited by the Caps, and for the Index Precision Strategy by the Precision Rates. The Index Precision Strategy performs best in periods of small market movements because the Precision Rates will generally be greater than the DPSCs and Index Protection Strategy Caps, though they will generally be less than the Index Performance Strategy Caps. However, in extreme market environments it is possible that Precision Rates and Caps for the Index Performance Strategy and Index Guard Strategy will be equal and reduced to the minimum of 3.00%. Negative returns are limited for the Index Precision Strategy and Index Performance Strategy by the Buffers, and for the Index Guard Strategy by the Floor. The Index Precision Strategy and Index Performance Strategy Buffers have protection for smaller negative market movements, but also have the potential for the largest loss in any one year that has a significant market decline. The Index Guard Strategy permits negative Performance Credits down to the Floor, and provides less risk of significant negative returns in any one year than the Buffers. The Index Guard Strategy is sensitive to smaller negative market movements that persist over time, but provides more certainty regarding the maximum loss in any one year.
The total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Credits from previous Index Anniversaries, and the deduction of any previously assessed contract maintenance charge, product fee, rider fee and withdrawal charge during the Index Year. Positive Credits are not guaranteed and Credits can be zero under all the available Crediting Methods. Credits can be negative after application of the Buffer under the Index Precision Strategy and Index Performance Strategy, or negative down to the Floor under the Index Guard Strategy. A negative Performance Credit means that you can lose money. We apply Credits on Index Anniversaries. On Index Anniversaries each Index Option Value also increases with any additional Purchase Payment allocated or Contract Value transferred into an Index Option and decreases with any transfer out of an Index Option.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

On each Business Day during the Index Year other than the Index Effective Date or an Index Anniversary, each Index Option Value under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy is valued by using the Daily Adjustment. The Daily Adjustment estimates the present value of positive or negative Performance Credits on the next Index Anniversary. The Daily Adjustment is based on your agreement to be exposed to gains in Index Value subject to the Precision Rate or Cap and losses in the Index Value either greater than the Buffer or losses down to the Floor on the next Index Anniversary. The Daily Adjustment is a calculation mechanism by which Index Option Values are established each Business Day for purposes of computing amounts available for full or partial withdrawals, an annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment may result in an adjustment up or down from the preceding Index Anniversary or Index Effective Date.
If you take a withdrawal, take Income Payments, annuitize the Contract or if we pay a death benefit, we calculate the Alternate Minimum Value for each Index Option Value in all Crediting Methods. If we are determining the Alternate Minimum Value for an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option Value on any day other than an Index Anniversary, we first calculate the Index Option Value by adding the Daily Adjustment, then compare this value to its associated Alternate Minimum Value and we pay the greater of these two amounts. If we are paying a partial withdrawal or Income Payment, we compare the percentage of Index Option Value with an equivalent percentage of its Alternate Minimum Value. We expect that an Alternate Minimum Value generally will not be greater than its Index Option Value.
NOTE REGARDING WITHDRAWALS DURING THE INDEX YEAR: Amounts removed from the Index Options during the Index Year for partial withdrawals, Income Payments and Contract expenses do not receive a Credit on the next Index Anniversary. However, the remaining amount in the Index Options is eligible for a Credit on the next Index Anniversary. Protection Credits under the Index Protection Strategy are subject to the Cap. Performance Credits under Index Precision Strategy, Index Performance Strategy and Index Guard Strategy are subject to the Precision Rate or Cap and Buffer, or Cap and Floor. Contract expenses include the product fee, rider fees, the contract maintenance charge and any applicable withdrawal charge.
DETERMINING INDEX OPTION VALUE FOR THE INDEX PROTECTION STRATEGY
On any Business Day, each Index Protection Strategy Index Option Value is equal to the amount you allocate to that Index Option adjusted for withdrawals, Contract expenses, transfers into or out of the Index Option, and the Index Option Base. The Daily Adjustment does not apply to the Index Protection Strategy, but the Alternate Minimum Value does.
On the Index Effective Date both the Index Option Value and the Index Option Base for each of your selected Index Protection Strategy Index Options are equal to either:
•	the amount of your initial Purchase Payment you allocated to the Index Option if the Index Effective Date is the Issue Date, or
•	the amount of Variable Account Value you allocated to the Index Option.
At the end of each Business Day other than the Index Effective Date or Index Anniversary during the Index Year, we reduce each of your selected Index Option Values by the dollar amount withdrawn from the Index Option for partial withdrawals you request, Income Payments we make, and Contract expenses we deduct (any withdrawal charge, product fee, rider fee and/or contract maintenance charge).
•	We deduct partial withdrawals and Contract expenses from each Index Option and the AZL Government Money Market Fund proportionately based on the percentage of Contract Value it holds.
-
The percentage is equal to each Index Option Value divided by the Contract Value using values determined at the end of the Business Day before we process the withdrawal, Income Payment, or deduct the Contract expense.

•
However, if you specifically direct us to take a partial withdrawal from an Index Protection Strategy Index Option we reduce that Index Option Value by the dollar amount you specify, including any applicable withdrawal charge.

-
You cannot specify from which Index Option or the AZL Government Money Market Fund we deduct Contract expenses, but you can specify from where we deduct a partial withdrawal or Income Payment. There is no financial advantage to deducting a partial withdrawal or Income Payment from any specific Index Option or the AZL Government Money Market Fund.

•	We then set each Index Option Base equal to its Index Option Value.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

On each Index Anniversary we first determine if you receive a Credit.
•
If the current Index Value is equal to or greater than the Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary) and you selected the Index Protection Strategy with DPSC, you receive the DPSC. If the Index Return is negative you will not receive the DPSC, but you also do not receive a negative Credit.

•
If the Index Return is positive and you selected the Index Protection Strategy with Cap, you receive a positive Protection Credit limited by the Cap. For example if the Cap is 4.5% and the Index Return is 10%, you receive a 4.5% Protection Credit.

•	If the Index Return is zero or negative and you selected the Index Protection Strategy with Cap, the Protection Credit is zero.
We then apply the DPSC or Protection Credit to the Index Option as follows:
•	We multiply each Index Option Base by its DPSC or Protection Credit and add this amount to the Index Option Base.
•	Then we set each Index Option Value equal to the Index Option Base.
Then we increase and/or decrease each Index Option Base and Index Option Value on the Index Anniversary for additional Purchase Payments, transfers into or out of the Index Option, partial withdrawals or Income Payments and the deduction of any Contract expenses.
•
Additional Purchase Payments received and allocated to this Index Option and transfers of Variable Account Value or Index Option Value into this Index Option increase these values by the dollar amount allocated to this Index Option.

•	Transfers out of this Index Option reduce these values by the dollar amount removed from the Index Option.
•	Partial withdrawals, Income Payments and Contract expenses reduce these values as on any other Business Day.
Lastly, at the end of each Business Day during the Index Year, we apply the Alternate Minimum Value as discussed later in this section, if you take a withdrawal, Income Payment, annuitize the Contract, or if we pay a death benefit.
DETERMINING INDEX OPTION VALUES FOR THE INDEX PRECISION STRATEGY, INDEX PERFORMANCE STRATEGY AND INDEX GUARD STRATEGY
We use the Index Option Base to determine the Index Option Value. On each Index Anniversary we determine each of your selected Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Option Values by applying its associated Performance Credit to its Index Option Base. On any day other than an Index Anniversary each Index Option Value is equal to the Index Option Base plus the Daily Adjustment as discussed later in this section.
On the Index Effective Date both the Index Option Value and the Index Option Base for each of your selected Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options are equal to either:
•	the amount of your initial Purchase Payment you allocated to that Index Option if the Index Effective Date is the Issue Date, or
•	the percentage of Variable Account Value you allocated to that Index Option.
At the end of each Business Day during the Index Year other than the Index Effective Date or Index Anniversary we first add each of these Index Option's Daily Adjustment to its Index Option Base and determine its Index Option Value (as discussed later in this section) before we process any partial withdrawal or deduct any Contract expenses.
At the end of each Business Day during the Index Year we reduce each of these Index Option Values by the dollar amount withdrawn from the Index Option for partial withdrawals you request and Contract expenses we deduct (any withdrawal charge, product fee, rider fee and/or contract maintenance charge).
•	We deduct partial withdrawals and Contract expenses from each Index Option and the AZL Government Money Market Fund proportionately based on the percentage of Contract Value it holds.
-	The percentage is equal to each Index Option Value divided by the Contract Value using values determined at the end of the Business Day before we process the withdrawal or deduct the Contract expense.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

•
However, if you specifically direct us to take a partial withdrawal from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option we reduce that Index Option Value by the dollar amount you specify, including any applicable withdrawal charge.

-
You cannot specify from which Index Option or the AZL Government Money Market Fund we deduct Contract expenses, but you can specify from where we deduct a partial withdrawal. There is no financial advantage to deducting a partial withdrawal from any specific Index Option or the AZL Government Money Market Fund.

•	We then reduce each Index Option Base by the same percentage that the amount withdrawn reduced its associated Index Option Value.
On each Index Anniversary we first determine your Performance Credit. If you select the EURO STOXX 50®, Performance Credits are based on the Index Returns without any exchange rate adjustment.
•
If the current Index Value is equal to or greater than the Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary) and you selected the Index Precision Strategy, you receive a positive Performance Credit equal to the Precision Rate.

•
If the Index Return is positive and you selected the Index Performance Strategy or Index Guard Strategy, you receive a positive Performance Credit limited by the Cap. For example if the Cap is 8% and the Index Return is 10%, you receive an 8% Performance Credit.

•	If the Index Return is zero and you selected the Index Performance Strategy or Index Guard Strategy, the Performance Credit is zero.
•
If the Index Return is negative and you selected the Index Precision Strategy or Index Performance Strategy, we apply the Buffer and determine if you receive a negative Performance Credit. For example, if the Buffer is 10% and the Index Return is -8%, we apply a Performance Credit of zero to your Index Option Base. If instead the Index Return is -12%, we apply a -2% Performance Credit to your Index Option Base.

•
If the Index Return is negative and you selected the Index Guard Strategy, we apply the Floor and determine the amount of the negative Performance Credit. For example, if the Floor is -10% and the Index Return is -8%, we apply a Performance Credit of -8% to your Index Option Base. If instead the Index Return is -12%, we apply a -10% Performance Credit to your Index Option Base.

We then apply the Performance Credit to the Index Option as follows:
•	We multiply each Index Option Base by its Performance Credit and add this amount to its Index Option Base.
•	Then we set each Index Option Value equal to its Index Option Base.
Then we increase and/or decrease each Index Option Base and Index Option Value on the Index Anniversary for additional Purchase Payments, transfers into or out of the Index Option, partial withdrawals and the deduction of any Contract expenses.
•
Additional Purchase Payments received and allocated to this Index Option and transfers of Variable Account Value or Index Option Value into this Index Option increase these values by the dollar amount allocated to this Index Option.

•	Transfers out of this Index Option reduce these values by the dollar amount removed from the Index Option.
•	Partial withdrawals and Contract expenses reduce these values as on any other Business Day.
Lastly, at the end of each Business Day during the Index Year we compare each of these Index Option Values to its Alternate Minimum Value as discussed later in this section, if you take a withdrawal, annuitize the Contract, or if we pay a death benefit. If the Alternate Minimum Value calculation occurs on any day other than an Index Anniversary, this comparison occurs after we add the Daily Adjustment, and we pay the greater of these two amounts.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Index Option Value Daily Adjustment for the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy
We designed the Daily Adjustment to provide an Index Option Value during the Accumulation Phase and before the Income Period on days other than the Index Effective Date or an Index Anniversary. The Daily Adjustment generally reflects the change in market value of your allocation to an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option. We add a Daily Adjustment to these Index Option Values for purposes of computing amounts available for withdrawal, annuitization, death benefits, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment directly increases or decreases your Index Option Values. The Daily Adjustment is different from the method we use to apply Performance Credits to an Index Option on an Index Anniversary. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Precision Rate or Cap and either losses greater than the Buffer, or losses down to the Floor. The application of the Daily Adjustment is based on your agreement to be exposed to Index Anniversary gains in Index Value subject to the Precision Rate or Cap and losses in Index Value either greater than the Buffer, or losses down to the Floor. The Daily Adjustment does this by using a Black Scholes model to track the hypothetical value of a Proxy Investment (called the Proxy Value) each Business Day other than an Index Anniversary. The Proxy Investment is designed to return the same amount as the Index Option on an Index Anniversary (an amount equal to the Performance Credit as determined using the applicable Precision Rate or Cap and Buffer, or Cap and Floor). Between Index Anniversaries, the Proxy Investment provides a current estimate of what the Index Value gain or loss would be if the investment were held until the Index Anniversary. The Daily Adjustment does not give you the actual Index return on the day of the calculation.
The Daily Adjustment can be positive or negative. When the Daily Adjustment is positive, an Index Option Value is higher than the Index Option Base. When the Daily Adjustment is negative, an Index Option Value is lower than the Index Option Base. The Daily Adjustment will differ from the current Index return. The Daily Adjustment is affected by the length of time until the next Index Anniversary and it is generally negatively affected by interest rate decreases, dividend rate increases, poor market performance and the expected volatility of index prices. Increases in the expected volatility of index prices negatively affect the Index Precision Strategy and Index Performance Strategy, while decreases in the expected volatility of index prices negatively affect the Index Guard Strategy. All other factors being equal, even if the current Index return during the Index Year is greater than the Precision Rate or Cap, the Daily Adjustment will be lower than the Precision Rate or Cap during the Index Year and will frequently not be equal to the Precision Rate or Cap until the next Index Anniversary. Even if the current Index return during the Index Year is positive, the Daily Adjustment may be negative until the Index Anniversary. This means if money is withdrawn or removed from the Index Precision Strategy, Index Performance Strategy, or Index Guard Strategy, you could receive reduced principal even if the current Index return is positive on that day. If the current Index return during the Index Year is negative but within the Buffer for Index Precision Strategy and Index Performance Strategy, the Daily Adjustment may be negative until the Index Anniversary. Similarly, if the current Index return is less than the Floor for the Index Guard Strategy, the Daily Adjustment may be lower than the Floor until the next Index Anniversary.
At the end of each Business Day during the Index Year (other than the Index Effective Date or Index Anniversary) we add each Daily Adjustment to its Index Option Base to calculate each Index Option Value before we process any partial withdrawal or deduct any Contract expenses. If there is a system error in calculating your Daily Adjustment, or if the Index Value for a Business Day is not received, we will calculate the Daily Adjustment when corrected or other required information is received, effective as of the original pricing date.
For more information on how we calculate the Daily Adjustment see Appendix B.
Index Option Value Performance Locks for the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy
Under the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy you can lock in a current Index Option Value by requesting a Performance Lock. You can request a lock once each Index Year for each of these Index Options. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. After the Lock Date Daily Adjustments do not apply for the remainder of the Index Year and the Index Option Value will not receive a Performance Credit on the next Index Anniversary. However, the Index Option Value does decrease during the remainder of the Index Year for any partial withdrawals and the deduction of any Contract expenses. Beginning on the next Index Anniversary, your locked Index Options will no longer be locked and Daily Adjustments will again apply.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

A Performance Lock can help eliminate doubt about future Index performance and possibly limit the impact, or avoid receiving, a negative Performance Credit. The disadvantage of taking a Performance Lock is that the relevant Index Value may increase until the next Index Anniversary, and you will not participate in that increase. In addition, if you exercise a Performance Lock, you may receive less than the full Precision Rate or Cap, or less than the full protection of the Buffer or the Floor that you would have received if you waited for us to apply the Performance Credit on the next Index Anniversary.
THE ALTERNATE MINIMUM VALUE
The Alternate Minimum Value is the guaranteed minimum on each of your Index Option Values if we pay a death benefit, upon annuitization, if you take a withdrawal or Income Payments. The Alternate Minimum Value applies to all of the Crediting Methods. If we are determining the Alternate Minimum Value for an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option on any day other than an Index Anniversary, we first calculate the Index Option Value and add the Daily Adjustment, then compare this value to its associated Alternate Minimum Value and we pay the greater of these two amounts. On the Index Effective Date the Alternate Minimum Value for each of your Index Options is equal to the Index Option Base multiplied by the AMV Factor. On each day during the Index Year, the Alternate Minimum Value is equal to the Index Option Base on the last Index Anniversary (or the Index Effective Date if this is the first Index Year) (adjusted for any withdrawals, including any withdrawal charge) multiplied by the AMV Factor plus the Accumulated Alternate Interest. We then add the Daily Adjustment if this is an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option.
We establish the Alternate Minimum Base for each of your Index Options. On the Index Effective Date it is equal to the Index Option Base multiplied by the AMB Factor. The Accumulated Alternate Interest is the total interest your Contract has earned under the Alternate Minimum Value. The interest that is added each day to the Accumulated Alternate Interest is equal to the Alternate Minimum Base multiplied by the alternate interest rate, then dividing this result by 365. We set the alternate interest rate on the Issue Date and it does not change during the time you own your Contract
On each Index Anniversary we reset your Alternate Minimum Value to equal the new Index Option Base multiplied by the AMV Factor plus the Accumulated Alternate Interest. We also reset your Alternate Minimum Base to equal the Index Option Base multiplied by the AMB Factor plus the Accumulated Alternate Interest. The Accumulated Alternate Interest does not reset on the Index Anniversary. The Index Option Base is determined at the end of the day on the Index Anniversary after applying any Credit, additional Purchase Payment, transfers into or out of the Index Option, partial withdrawals and Contract expenses. If you receive no Credits, or only modest Credits, over many years the Alternate Minimum Value may be higher than the Index Option Value. However, we expect that an Alternate Minimum Value generally will not be greater than its Index Option Value.
If you take a full withdrawal, annuitize the Contract, or we pay a death benefit we compare each of your Index Option Values (after any applicable withdrawal charge, final product fee, final rider fee and final contract maintenance charge) and its associated Alternate Minimum Value using values determined at the end of the Business Day. If any Index Option Value is less than its Alternate Minimum Value, we increase the Index Option Value to equal its Alternate Minimum Value before we calculate Annuity Payments or pay out any full withdrawal or death benefit.
If you take a partial withdrawal or Income Payment, we compare the percentage of Index Option Value withdrawn (including any applicable withdrawal charge) with an equivalent percentage of its Alternate Minimum Value using values determined at the end of the Business Day we process the partial withdrawal or Income Payment. If the percentage of Index Option Value is less than the equivalent percentage of Alternate Minimum Value, we add the difference to the amount we pay to you.
You can find more information about the Alternate Minimum Value at Exhibit 99(a) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(a) by calling (800) 624-0197, or visiting our website at www.allianzlife.com.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

OPTIONAL REBALANCING PROGRAM
Your selected Index Options' performance may cause the percentage of total Index Option Value in each Index Option to change. Rebalancing can help you maintain your selected Index Option allocation percentages. You can direct us to automatically adjust your Index Option Value on each Index Anniversary (or on the next Business Day if the Index Anniversary is not a Business Day) according to your instructions. We must receive your optional rebalancing program form in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day we rebalance. We reserve the right to discontinue or modify the optional rebalancing program at any time and for any reason. To end this program, we must receive your request at our Service Center by 4 p.m. Eastern Time on the Business Day immediately before the Index Anniversary.

8.	EXPENSES

Contract fees and expenses reduce your investment return and are described here in detail.
ANNUAL CONTRACT FEES: PRODUCT FEE AND RIDER FEES
The product and rider fees are annualized rates that we calculate and accrue on a daily basis as a percentage of the Charge Base during the Accumulation Phase (and Income Period, if applicable). The Charge Base is initially equal to the Purchase Payment received on the Issue Date. At the end of each Business Day, we adjust the Charge Base as follows.
•	We increase it by the amount of any additional Purchase Payments.
•
We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include Income Payments, Excess Withdrawals, and all Contract expenses (withdrawal charge, product fee, rider fee, and contract maintenance charge).

On each Quarterly Contract Anniversary (or on the next Business Day if the Quarterly Contract Anniversary is not on a Business Day) the Charge Base is equal to the Contract Value determined at the end of the Business Day after we process any additional Purchase Payments or withdrawals, and if this is an Index Anniversary, after we apply any Credits.
We begin calculating and accruing the daily product fee and rider fee amount on the day after the Issue Date. We calculate the daily product and rider fees before we process any additional Purchase Payments or withdrawals, and if this is also an Index Anniversary, before we apply any Credits. We deduct the product and rider fees on each Quarterly Contract Anniversary (or the next Business Day if the Quarterly Contract Anniversary is not a Business Day) with the following exceptions.
•
If you withdraw the total Contract Value, we deduct the final product and rider fees (the total of all daily product and rider fees we calculated for the current Contract quarter) before processing the withdrawal.

•	If you annuitize the Contract, we deduct the final product and rider fees before calculating Annuity Payments.
•
Upon the death of an Owner (or Annuitant if the Owner is a non-individual), we deduct the final rider fee for the Maximum Anniversary Value Death Benefit before calculating the death benefit, and we deduct the final product fee before calculating the death benefit if death benefit payment Option A or Annuity Payments under death benefit payment Option C is selected. If the Income Benefit ends due to death, we also deduct its final rider fee before calculating the death benefit.

Annual Contract Fees
(as a percentage of the Charge Base during the Accumulation Phase)
Product Fee(1)…………………………………......…………………………………………….……	1.25%
Rider Fee for the Income Benefit.........................................................................................	0.70%
Rider Fee for the optional Maximum Anniversary Value Death Benefit(2)…………………	0.20%
Total Contract Fees for Contracts with the Income Benefit and optional Maximum Anniversary Value Death Benefit…………………………………………………………………..	2.15%
(1)
Upon the death of the Owner, we continue to assess this product fee under death benefit payment Option B, and with optional payments under death benefit payment Option C, as noted in section 12, Death Benefit.

(2)
We no longer assess the 0.20% rider fee for the Maximum Anniversary Value Death Benefit once we receive either the first Valid Claim from any one Beneficiary, or due proof of a Determining Life's death if you and the Determining Life are different individuals and the Determining Life predeceases you..

We deduct the product and rider fees on a dollar for dollar basis from the Contract Value and we deduct it proportionately from each Index Option and the AZL Government Money Market Fund.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

We do not treat the deduction of the product and rider fees as a withdrawal when computing total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit, or the Maximum Anniversary Value under the Maximum Anniversary Value Death Benefit (see section 12). However, if you select the Maximum Anniversary Value Death Benefit and your Index Effective Date or Index Anniversary occurs on the Issue Date or a Quarterly Contract Anniversary, we deduct the rider fee from the Contract Value before comparing the current Maximum Anniversary Value and Contract Value. If on a Quarterly Contract Anniversary (or the next Business Day if the Quarterly Contract Anniversary is not a Business Day) the Contract Value is less than the product and rider fees, we deduct your total remaining Contract Value to cover the final product and rider fees and reduce your Contract Value to zero. If the Income Benefit and your selected death benefit have ended, and the deduction of the final product fee reduces your Contract Value to zero, we treat this as a full withdrawal and your Contract ends. If the Income Benefit is in effect and the deduction of the final rider fee reduces your Contract Value to zero, it does not end your Contract, the Income Benefit, or any Income Payments, although we no longer assess or deduct the rider fee.
Changes to the Charge Base change the product and rider fee amount. For example, if you make an additional Purchase Payment both your Charge Base and daily product and rider fee amount also increase. Similarly, a withdrawal decreases both your Charge Base and daily product and rider fee amount.
The product fee compensates us for providing all your Contract's benefits, including our contractual obligation to make Annuity Payments and certain Contract and distribution expenses. The product fee also compensates us for assuming the expense risk that the current charges are less than future Contract administration costs as well as the cost of providing certain features under the Contract. The rider fee compensates us for the benefit provided by the Income Benefit and Maximum Anniversary Value Death Benefit (if applicable), including the benefits' guarantees. If the product and rider fees cover these costs and risks, any excess is profit to us. We anticipate making such a profit.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Example: You purchase a Contract with the Traditional Death Benefit and your Contract automatically includes the Income Benefit. On the Quarterly Contract Anniversary your annual product and rider fees are 1.95% and your Contract Value and Charge Base are $100,000. This Contract Value includes any gains or losses on the AZL Government Money Market Fund (if applicable) and any Daily Adjustments or Credits on the Index Options. During the quarter you make no additional Purchase Payments and take no withdrawals. We calculate the daily product fee amount for this quarter as follows:
(the Charge Base) x (annual product and rider fees ÷ 365) = daily product and rider fee amount, or: $100,000 x (1.95% ÷ 365) = $5.34
If there are 89 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly product and rider fees are:
(number of days in the current quarter) x (daily product and rider fee amount), or:  89 x $5.34 = $475.48
On the next Quarterly Contract Anniversary we would deduct $475.48 from the Contract Value. We first account for any gains/losses on the AZL Government Money Market Fund (if applicable) and add any Daily Adjustments or Credits to the Index Option Values, then process any additional Purchase Payments and withdrawals, including deduction of the total quarterly product fee. We then set the Charge Base equal to this new Contract Value. If the Contract Value at the end of the day on the Quarterly Contract Anniversary after all processing is $101,250, we would begin computing the daily product and rider fees for the next quarter on the next day as:
(the Charge Base) x (annual product and rider fees ÷ 365) = daily product and rider fee amount, or:  $101,250 x (1.95% ÷ 365) = $5.41
If you make an additional Purchase Payment of $15,000 on the 43rd day of the next quarter, your Charge Base would increase by the amount of the payment to $116,250 ($101,250 + $15,000). We would then use this new Charge Base to begin computing the daily product and rider fees for the remainder of the quarter on the next day as:
(the Charge Base) x (annual product and riders fee ÷ 365) = daily product and rider fee amount, or: $116,250 x (1.95% ÷ 365) = $6.21
If there are 92 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly product and rider fees are:
(number of days in the current quarter) x (daily product  and rider fee amount), or:
(43 x $5.41) + (49 x $6.21) = $232.60+ $304.32 = $536.92
On the next Quarterly Contract Anniversary we would deduct $536.92 from the Contract Value after we account for any gains/losses on the AZL Government Money Market Fund (if applicable) and add any Daily Adjustments or Credits to the Index Option Values. We would then process any additional Purchase Payments and any other withdrawals and set the Charge Base equal to this new Contract Value and begin computing the daily product and rider fees for the next quarter on the next day.
Please note that this example may differ from your actual results due to rounding.
NOTE: If the Income Benefit ends before the Income Benefit Date due to the death of an Eligible Person or Owner (or Annuitant if the Owner is a non-individual), we refund any rider fees accrued and deducted after the date of death. If the Income Benefit ends after the Income Benefit Date due to the death of a Covered Person or Owner (or Annuitant if the Owner is a non-individual), we will not refund rider charges accrued and deducted after the date of death.

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

CONTRACT MAINTENANCE CHARGE
Your annual contract maintenance charge is $50. This charge is for Contract administration and maintenance expenses. We waive this charge as follows:
•
During the Accumulation Phase (and Income Period, if applicable), if the total Contract Value for all Index Advantage Income Contracts you own is at least $100,000 at the end of the last Business Day before the Contract Anniversary, or if the Contract Value for this single Index Advantage Income Contract is at least $100,000 on the Contract Anniversary. We determine the total Contract Value for all individually owned Index Advantage Income Contracts by using the Owner's social security number, and for non-individually owned Index Advantage Income Contracts we use the Annuitant's social security number.

•	During the Annuity Phase if the Contract Value on the last Business Day before the Annuity Date is at least $100,000.
•	When paying death benefits under death benefit payment options A, B, or C.
During the Accumulation Phase, we deduct the contract maintenance charge on a dollar for dollar basis from the Contract Value on the Contract Anniversary (or the next Business Day if the Contract Anniversary is not a Business Day) and we deduct it proportionately from each Index Option and the AZL Government Money Market Fund. If you take a full withdrawal from your Contract (other than on a Contract Anniversary), we deduct the full contract maintenance charge. We do not treat the deduction of the contract maintenance charge as a withdrawal when computing total Purchase Payments adjusted for withdrawals under the Traditional Death Benefit, or the Maximum Anniversary Value under the Maximum Anniversary Value Death Benefit (if applicable). During the Annuity Phase, we deduct the contract maintenance charge proportionately from each Annuity Payment.
WITHDRAWAL CHARGE
You can take withdrawals during the Accumulation Phase and Excess Withdrawals during the Income Period while your Contract Value is positive. A withdrawal charge applies if any part of a withdrawal or Excess Withdrawal comes from a Purchase Payment that is still within the withdrawal charge period. We assess the withdrawal charge against the Withdrawal Charge Basis, which is equal to total Purchase Payments, less any Purchase Payments withdrawn (excluding any penalty-free withdrawals), and less any applicable withdrawal charge. We do not reduce the Withdrawal Charge Basis for any amounts we deduct to pay other Contract expenses.
We do not assess a withdrawal charge on penalty-free withdrawals or amounts we deduct to pay Contract expenses, other than the withdrawal charge. However, any amounts used to pay a withdrawal charge are subject to a withdrawal charge. Amounts withdrawn to pay investment adviser fees are subject to a withdrawal charge if they exceed the free withdrawal privilege during the Accumulation Phase and before the Income Period, or if they are taken as an Excess Withdrawal during the Income Period. Penalty-free withdrawals include: withdrawals under the free withdrawal privilege and waiver of withdrawal charge benefit, payments under our minimum distribution program, and Income Payments.
For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a "first-in-first-out" (FIFO) basis and we process withdrawal requests as follows.
1.
First we withdraw from Purchase Payments that we have had for six or more complete years, which is your Contract's withdrawal charge period. This withdrawal is not subject to a withdrawal charge and it reduces the Withdrawal Charge Basis.

2.
Then, if this is a partial withdrawal during the Accumulation Phase and before the Income Period, we withdraw from the free withdrawal privilege (see section 9, Access to Your Money – Free Withdrawal Privilege). This withdrawal is not subject to a withdrawal charge and it does not reduce the Withdrawal Charge Basis.

3.
Next, on a FIFO basis, we withdraw from Purchase Payments within your Contract's withdrawal charge period and assess a withdrawal charge. Withdrawing payments on a FIFO basis may help reduce the total withdrawal charge because the charge declines over time. We determine your total withdrawal charge by multiplying each payment by its applicable withdrawal charge percentage and then totaling the charges. This withdrawal reduces the Withdrawal Charge Basis.

4.	Finally we withdraw any Contract earnings. This withdrawal is not subject to a withdrawal charge and it does not reduce the Withdrawal Charge Basis.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

The withdrawal charge as a percentage of each Purchase Payment withdrawn is as follows.
Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount
0	8.5%
1	8%
2	7%
3	6%
4	5%
5	4%
6 years or more	0%
Upon a full withdrawal, we first deduct any applicable product fee, rider fee and contract maintenance charge before we calculate the withdrawal charge. We deduct any applicable withdrawal charge from the total Contract Value and send you the remaining amount. For a partial withdrawal we deduct the amount you request, plus any applicable withdrawal charge from the total Contract Value. We apply the withdrawal charge to this total amount and we pay you the amount you requested. We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Index Option and the AZL Government Money Market Fund unless you provide us with alternate instructions. If a partial withdrawal occurs on a day that we also assess the product fee, rider fee and/or contract maintenance charge, we assess these charges in this order after we deduct the withdrawal and any applicable withdrawal charge from the Contract Value.
The withdrawal charge compensates us for expenses associated with selling the Contract.
Example: You make an initial Purchase Payment of $30,000 and make another Purchase Payment in the first month of the second Contract Year of $70,000. In the third month of the third Contract Year during the Accumulation Phase and before the Income Period, your Contract Value is $110,000 and you request a $52,000 withdrawal. We withdraw money and compute the withdrawal charge as follows.
1)	Purchase Payments beyond the withdrawal charge period. All payments are still within the withdrawal charge period, so this does not apply.
2)
Amounts available under the free withdrawal privilege. You did not take any other withdrawals this year, so you can withdraw up to 10% of your total payments (or $10,000) without incurring a withdrawal charge.

3)
Purchase Payments within the withdrawal charge period on a FIFO basis. The total amount we withdraw from the first Purchase Payment is $30,000, which is subject to a 7% withdrawal charge, and you receive $27,900. We determine this amount as follows:

(amount withdrawn) x (1 – withdrawal charge) = the amount you receive, or:
 $30,000 x 0.93 = $27,900.
Next we withdraw from the second Purchase Payment. So far, you received $37,900 ($10,000 under the free withdrawal privilege and $27,900 from the first Purchase Payment), so we withdraw $14,100 from the second Purchase Payment to equal the $52,000 you requested. The second Purchase Payment is subject to an 8% withdrawal charge. We calculate the total amount withdrawn and its withdrawal charge as follows:
(the amount you receive) ÷ (1 – withdrawal charge) = amount withdrawn, or:
 $14,100 ÷ 0.92 = $15,326.
4)	Contract earnings. We already withdrew your requested amount, so this does not apply.
In total we withdrew $55,326 from your Contract, of which you received $52,000 and paid a withdrawal charge of $3,326.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Reduction or Elimination of the Withdrawal Charge
We may reduce or eliminate the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. We will implement this withdrawal charge reduction or elimination in a nondiscriminatory manner. For example, if a large group of individuals purchases Contracts or if a prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director, or employee of Allianz Life or any of its affiliates. Also, we may reduce or eliminate the withdrawal charge when a Contract is sold by a Financial Professional appointed with Allianz Life to any members of his or her immediate family and the Financial Professional waives their commission. We must pre-approve any withdrawal charge reduction or elimination. Keep in mind that if you withdraw money from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option on any day other than an Index Anniversary during the Accumulation Phase and before the Income Period, we first calculate the Index Option Value by adding the Daily Adjustment (which can be negative), even if the withdrawal is not subject to a withdrawal charge.
NOTE:

•
Because we do not reduce the Withdrawal Charge Basis for penalty-free withdrawals or the deduction of Contract expenses other than the withdrawal charge, we may assess a withdrawal charge on more than the amount you are withdrawing upon a full withdrawal of the total Contract Value. Also, upon full withdrawal, if the Contract Value has declined due to poor performance, the withdrawal charge may be greater than the total Contract Value and you will not receive any money.

•
Withdrawals may have tax consequences and, if taken before age 59½, may be subject to a 10% additional federal tax. For tax purposes in most instances, withdrawals from Non-Qualified Contracts are considered to come from earnings first, not Purchase Payments.

FINANCIAL ADVISER FEES
If you have a financial adviser and want to pay your financial adviser fee from this Contract, you can submit a written request to our Service Center on a form satisfactory to us. If we approve your request, we withdraw the fee and pay it to your financial adviser. We treat this fee payment as a withdrawal. These withdrawals will be subject to any applicable withdrawal charge and will be withdrawn proportionately from each Index Option and the AZL Government Money Market Fund unless you provide us with alternate instructions. There is no financial disadvantage to taking a withdrawal from the Index Options, compared to taking a withdrawal from the AZL Government Money Market Fund. Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract compared to other assets you may have. Amounts withdrawn from the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options on any day other than an Index Anniversary during the Accumulation Phase and before the Income Period also receive the Daily Adjustment. Also, if this is a Non-Qualified Contract this will be a taxable withdrawal to the extent that gain exists within the Contract. If any Owner is under age 59½, withdrawals may also be subject to a 10% additional federal tax. Financial adviser fees paid from an IRA will not be treated as a taxable withdrawal as long as the annuity contract is solely liable for the payment of the financial adviser fee. You should consult a tax adviser regarding the tax treatment of financial adviser fee payments.
Your investment adviser acts on your behalf, not ours. We are not party to any agreement between you and your financial adviser, nor are we responsible for your financial adviser's actions. We do not set your financial adviser's fee or receive any part of it. Any financial adviser fee you pay is in addition to this Contract's fees and expenses. You should ask your financial adviser about compensation they receive for this Contract. Allianz Life is not an investment adviser, and does not provide investment advice in connection with sales of the Contract. We are not a fiduciary to you, and do not make recommendations or assess suitability.
You can submit a written request to our Service Center on a form satisfactory to us to allow your financial adviser to make Index Option transfers on your behalf. However, we reserve the right to review a financial adviser's trading history before allowing him or her to make transfers. If, in our sole discretion, we believe the financial adviser's trading history indicates excessive trading, we can deny your request. If we approve it, your financial adviser is subject to the same trading restrictions that apply to Owners. We can deny or revoke trading authority in our sole discretion.
PREMIUM TAX
Premium tax is based on your state of residence at the time you make each Purchase Payment. In states that assess a premium tax, we do not currently deduct it from the Contract, although we reserve the right to do so in the future. Premium tax normally ranges from 0% to 3.5% of the Purchase Payment, depending on the state or governmental entity.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

INCOME TAX
Currently, we do not deduct any Contract related income tax we incur, although we reserve the right to do so in the future.
AZL GOVERNMENT MONEY MARKET FUND EXPENSES
The AZL Government Money Market Fund's assets are subject to operating expenses (including management fees). These expenses are described in the Fee Tables and in the AZL Government Money Market Fund's prospectus. These expenses reduce the Fund's performance and, therefore, negatively affect your Contract Value and any payments based on Contract Value. BlackRock, the investment adviser for the AZL Government Money Market Fund provided us with the expense information in this prospectus and we did not independently verify it.

9.	ACCESS TO YOUR MONEY

The money in your Contract is available under the following circumstances:
•	by withdrawing your Contract Value;
•	by taking Income Payments;
•	by taking required minimum distributions (Qualified Contracts only) as discussed in "Minimum Distribution Program and Required Minimum Distribution (RMD) Payments" later in this section;
•	by taking Annuity Payments; or
•	when we pay a death benefit.
While your Contract Value is positive, you can take withdrawals during the Accumulation Phase and before the Income Period, and Excess Withdrawals during the Income Period. We process withdrawal requests based on values next determined after receipt of the request in Good Order at our Service Center. Values are normally determined at the end of each Business Day. Any withdrawal request received at or after the end of the current Business Day receives the next Business Day's values.
Any partial withdrawal must be for at least $100.* The Contract Value after a partial withdrawal must be at least $2,000.** We reserve the right to treat a partial withdrawal that reduces the Contract Value below this minimum as a full withdrawal.
*	Does not apply to Income Payments or required minimum distributions.
**	Does not apply to Income Payments.
We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Index Option and the AZL Government Money Market Fund unless you provide us with alternate instructions. If you are withdrawing money from an Index Option we also apply any Alternate Minimum Value to the amount we send you as described in section 7, Index Options – The Alternate Minimum Value.
When you take a full withdrawal, we process your request on the Business Day we receive it in Good Order at our Service Center as follows:
•	total Contract Value,
•	less any final product fee, final rider fee and final contract maintenance charge,
•	less any withdrawal charge, and
•	plus any increase from the application of the Alternate Minimum Value if you selected an Index Option.
See the Fee Tables and section 8, Expenses for a discussion of these charges. See also section 7, Index Options – The Alternate Minimum Value.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

We pay withdrawals promptly, but in no event later than seven days after receipt of your request in Good Order at our Service Center, unless the suspension of payments or transfers provision is in effect (see the discussion later in this section).
NOTE:
•	Any amount withdrawn from an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option is subject to a Daily Adjustment, which may be negative.
•	Ordinary income taxes and tax penalties may apply to any withdrawal you take.
•
We may be required to provide information about you or your Contract to government regulators. We may also be required to stop Contract disbursements and thereby refuse any transfer requests, and refuse to pay any withdrawals, surrenders, or death benefits until we receive instructions from the appropriate regulator. If, pursuant to SEC rules, the AZL Government Money Market Fund suspends payment of redemption proceeds in connection with a fund liquidation, we will delay payment of any transfer, partial withdrawal, surrender, or death benefit from the AZL Government Money Market Fund subaccount until the Fund is liquidated.

FREE WITHDRAWAL PRIVILEGE
Each Contract Year during the Accumulation Phase and before the Income Period, you can withdraw up to 10% of your total Purchase Payments without incurring a withdrawal charge (the free withdrawal privilege). Any unused free withdrawal privilege in one Contract Year is not added to the amount available next year. Withdrawals of Purchase Payments that are beyond the withdrawal charge period are not subject to a withdrawal charge and do not reduce your free withdrawal privilege. Required minimum distribution payments are not subject to a withdrawal charge, but do reduce your free withdrawal privilege.
NOTE: The free withdrawal privilege is not available upon a full withdrawal or during the Income Period.

SYSTEMATIC WITHDRAWAL PROGRAM
The systematic withdrawal program can provide automatic withdrawal payments to you during the Accumulation Phase and before the Income Period. However, if your Contract Value is less than $25,000, we only make annual payments. You can request to receive these withdrawal payments monthly, quarterly, semi-annually or annually. The minimum amount you can withdraw under this program is $100 and there is no maximum. During the withdrawal charge period (if applicable), systematic withdrawals in excess of the free withdrawal privilege are subject to a withdrawal charge. We make systematic withdrawals on the ninth of the month, or the next Business Day if the ninth is not a Business Day. We must receive your systematic withdrawal program form instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we process these withdrawals, or your program does not begin until the next month. This program ends at your request, when you withdraw your total Contract Value, or on the Income Benefit Date that Income Payments begin. However, we reserve the right to discontinue or modify the systematic withdrawal program at any time and for any reason.
NOTE:
•	Ordinary income taxes and tax penalties may apply to systematic withdrawals.

•	The systematic withdrawal program is not available during the Income Period, or while you are receiving required minimum distribution payments.

MINIMUM DISTRIBUTION PROGRAM AND REQUIRED MINIMUM DISTRIBUTION (RMD) PAYMENTS
If you own an IRA or SEP IRA Contract, you can participate in the minimum distribution program during the Accumulation Phase (and Income Period, if applicable). If you purchase this Contract as an Inherited IRA Contract, we generally require you to participate in the minimum distribution program when you purchase this Contract. Under this program, we make payments to you designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code for this Qualified Contract. RMD payments are not subject to a withdrawal charge, but during the Accumulation Phase they reduce the free withdrawal privilege amount during the Contract Year. We can make payments to you on a monthly, quarterly, semi-annual or annual basis. However, if your Contract Value is less than $25,000, we only make annual payments. You cannot aggregate RMD payments between this Contract and other qualified contracts that you own. We make RMD payments on the ninth of the month, or the next Business Day if the ninth is not a Business Day. We must receive your program form instructions in Good Order at our Service Center by 4 p.m. Eastern Time on the Business Day before we process these payments, or your program does not begin until the next month.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Income Payments can also be used to satisfy your RMD needs. If you begin Income Payments while participating in the minimum distribution program, RMD payments stop on the Business Day immediately before the Income Benefit Date. You remain in the program (unless you choose to end it), and if your Income Payments and Excess Withdrawals taken during a calendar year do not fully satisfy your RMD, we send you an additional RMD payment to satisfy your remaining RMD needs. For more information, see the note in section 11, Income Benefit – Calculating Your Income Payments.
Inherited IRA Contracts. If you are the spouse beneficiary of the deceased Owner's IRA Contract and your spouse had not yet reached the date at which he/she was required to begin receiving RMD payments, then you can wait to begin receiving RMD payments until the year that your deceased spouse would have reached age 70½. Alternately, if your deceased spouse had already reached the date at which he/she was required to begin receiving RMD payments, you can begin RMD payments based on your single life expectancy in the year following your deceased spouse's death, or (if longer) your deceased spouse's life expectancy in the year of his/her death reduced by one. You must begin to receive these RMD payments by December 31 of the year following the year of your deceased spouse's death.
NOTE:
•	You should consult a tax adviser before purchasing a Qualified Contract that is subject to RMD payments.

•	The minimum distribution program is not available while you are receiving systematic withdrawals.

WAIVER OF WITHDRAWAL CHARGE BENEFIT
After the first Contract Year, if any Owner becomes confined to a nursing home for a period of at least 90 consecutive days and a physician certifies that continued confinement is necessary, you can take withdrawals and we waive the withdrawal charge. This waiver is not available if any Owner was confined to a nursing home on the Issue Date. We base this benefit on the Annuitant for non-individually owned Contracts. We must receive proof of confinement in Good Order for each withdrawal before we waive the withdrawal charge.
NOTE FOR CONTRACTS ISSUED IN:
•	Massachusetts – The waiver of withdrawal charge benefit is not available.
•	New Hampshire – The definition of nursing home is an institution operated in accordance with state law.

•
Pennsylvania – The waiver is not available if on the Issue Date, an Owner was confined to a nursing home or was already diagnosed with a terminal illness. Also, the nursing home confinement requirement is a total of 90 days within a six month period. These 90 days do not need to be consecutive.

SUSPENSION OF PAYMENTS OR TRANSFERS
We may be required to suspend or postpone transfers or payments for withdrawals* for any period when:
•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
•	trading on the New York Stock Exchange is restricted;
•
an emergency (as determined by the SEC) exists as a result of which disposal of the AZL Government Money Market Fund shares is not reasonably practicable or we cannot reasonably value the Fund's shares; or

•	during any other period when the SEC, by order, so permits for the protection of Owners.
* Including Income Payments and Excess Withdrawals.

10.	THE ANNUITY PHASE

Prior to annuitization, you can surrender your Contract and receive your total Contract Value (less the final product fee, any final rider fee or contract maintenance charge, and any applicable withdrawal charge).
Annuity Payments offer a guaranteed income stream with certain tax advantages and are designed for Owners who are not concerned with continued access to Contract Value.
You can apply your Contract Value to regular periodic fixed annuity payments (Annuity Payments). The Payee receives the Annuity Payments. You receive tax reporting on the payments, whether or not you are the Payee. We may require proof of the Annuitant(s)' age before we make any life contingent Annuity Payment. If you misstate the Annuitant(s)' age or gender, we recalculate the Annuity Payments based on the correct age or gender.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

CALCULATING YOUR ANNUITY PAYMENTS
We base Annuity Payments upon the following:
•	The Contract Value on the Annuity Date.
•	The age of the Annuitant and any joint Annuitant on the Annuity Date.
•	The gender of the Annuitant and any joint Annuitant where permitted.
•	The Annuity Option you select.
•	Your Contract's interest rate (or current rates, if higher) and mortality table.
Contract Value does include any increase from the Alternate Minimum Value. We guarantee the dollar amount of Annuity Payments and this amount remains fixed and does not change during the entire annuity payout option period that you selected, except as provided under Annuity Option 3 or if your Income Payments under the Increasing Income payout option are converted to Annuity Payments. The contract maintenance charge is deducted proportionately from each Annuity Payment, unless your Contract Value on the last Business Day before the Annuity Date is at least $100,000.
ANNUITY PAYMENT OPTIONS
You can choose one of the Annuity Options described below or any other payment option to which we agree. After Annuity Payments begin, you cannot change the Annuity Option.
Option 1. Life Annuity. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant's death. If the Annuitant dies shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.
Option 2. Life Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the life of the Annuitant, with payments for a guaranteed minimum period that you select.
Option 3. Joint and Last Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant, at a level of 100%, 75% or 50% selected by the Owner when he or she chose this Annuity Payment option. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.
Option 4. Joint and Last Survivor Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant, with payments for a minimum guaranteed period that you select.
Option 5. Refund Life Annuity. We make Annuity Payments during the lifetime of the Annuitant, and the last payment is the one that is due before the Annuitant's death. After the Annuitant's death, the Payee may receive a lump sum refund. The amount of the refund equals the amount applied to this Annuity Option minus the total paid under this option.
After the Annuitant's death under Option 2, or the last surviving joint Annuitant's death under Option 4, we make Annuity Payments during the remaining guaranteed period in the following order based on who is still alive: the Payee, any surviving original Owner, the last surviving Owner's Beneficiaries, or to the last surviving Owner's estate if there are no remaining or named Beneficiaries.
Annuity Payments are usually lower if you select an Annuity Option that requires us to make more frequent Annuity Payments or to make payments over a longer period of time. If you choose life contingent Annuity Payments, payout rates for a younger Annuitant are lower than the payout rates for an older Annuitant and payout rates for life with a guaranteed period are typically lower than life only payments. Monthly payout rates are lower than annual payout rates, payout rates for a 20-year guaranteed period are less than payout rates for a 10-year guaranteed period, and payout rates for a 50-year-old Annuitant are less than payout rates for a 70-year-old Annuitant.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

WHEN ANNUITY PAYMENTS BEGIN
You can choose when to begin Annuity Payments subject to the following restrictions:
•	Your Annuity Date must be at least two years after the Issue Date and must occur on an Index Anniversary.
•	The Annuity Date cannot be later than what is permitted under applicable law.
You request Annuity Payments by completing a payment election form. We must receive your Annuity Payment election form in Good Order at our Service Center at least 30 days before the Index Anniversary that you want to begin receiving Annuity Payments. Annuity Payments and the Annuity Phase begin on the Annuity Date. Under certain Qualified Contracts, in order to satisfy minimum required distribution rules you may need to request an early Annuity Date or take a withdrawal. Certain Annuity Dates may not be available to you depending on the Financial Professional you purchase your Contract through and your state of residence.
NOTE:
•
If on the maximum permitted Annuity Date (which is generally age 95 or 100) your Contract Value is greater than zero, you must annuitize the Contract. We notify you of your available options in writing 60 days in advance. If you have not selected an Annuity Option, we make payments under Annuity Option 2 with ten years of guaranteed monthly payments. Upon annuitization you no longer have Contract Value or a death benefit, and you cannot receive any other periodic withdrawals or payments other than Annuity Payments.

•
For Contracts in the Income Period: While the Contract Value is greater than zero, if you request Annuity Payments or if we require you to annuitize the Contract on the maximum permitted Annuity Date, we will convert your Income Payments to Annuity Payments if you take Annuity Payments under Annuity Option 1 or 3 as follows.

For single Income Payments, if you choose Annuity Option 1 (Life Annuity) the sole Covered Person becomes the sole Annuitant and your Annuity Payments are equal to the greater of:
-	annual Annuity Payments under Annuity Option 1 based on the Contract Value; or
-	the current annual maximum Income Payment available to you.
For joint Income Payments, if you choose Annuity Option 3 (Joint and Last Survivor Annuity) with Annuity Payments to continue at a level of 100% to the surviving joint Annuitant, the joint Covered Persons become the joint Annuitants and your Annuity Payments are equal to the greater of:
-	annual Annuity Payments under Annuity Option 3 based on the Contract Value; or
-	the current annual maximum Income Payment available to you.

If you select any other Annuity Option, we will not convert your Income Payments to Annuity Payments.
If we convert your Income Payments to Annuity Payments, on the Annuity Date we will establish a "remaining value" equal to your Contract Value. Each Annuity Payment will reduce the remaining value by the dollar amount paid. Upon the death of the last surviving Annuitant, we will pay any remaining value to the named Beneficiary(s).
If you select the Increasing Income payout option, your Annuity Payments will increase on each Index Anniversary if your selected Index Options receive a DPSC or Protection Credit as described in section 11. If you have a Non-Qualified Contract, these Annuity Payments will receive the benefit of the exclusion ratio, which causes a portion of each Annuity Payment to be non-taxable as described in section 13, Taxes – Taxation of Annuity Contracts.

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

11.	INCOME BENEFIT

We designed Income Payments to last for the lifetime of the Covered Person(s). If you do not begin Income Payments by the Index Anniversary upon which the younger Eligible Person reaches age 100, or before all Eligible Persons die or are removed from the Contract, the Income Benefit ends and you will not receive any payments. Income Payments are available once the minimum exercise age requirement is met and the Income Payment waiting period has expired. The minimum exercise age and Income Payment waiting period are stated in the Income Benefit Supplement. Income Payments must begin no later than age 100. You choose your payment frequency and amount subject to an annual maximum. Once established, the annual maximum Income Payment can only decrease if you take an Excess Withdrawal.
REMOVING THE INCOME BENEFIT
If you no longer want or need the benefits provided by the Income Benefit, you can remove it from your Contract on or after the third Index Anniversary and before Income Payments begin if your Contract Value is positive. If you remove the Income Benefit, we stop assessing the Income Benefit rider fee. You cannot remove the Income Benefit on or after the Income Benefit Date. If you remove the Income Benefit you will have paid for the benefit without receiving any of its advantages.
You can remove the Income Benefit by completing the appropriate form. We remove this benefit from your Contract on the Index Anniversary (or on the next Business Day if the Index Anniversary is not a Business Day) that occurs immediately after we receive your request in Good Order at our Service Center, and the rider termination date is that Index Anniversary.
Your request is in Good Order if we receive this form no earlier than 30 days before an Index Anniversary, and no later than 4 p.m. Eastern Time on the last Business Day before the Index Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Index Anniversary. On the rider termination date we deduct the final rider charge for the Income Benefit.
INCOME PAYMENT OVERVIEW
We base your annual maximum Income Payment on the Lifetime Income Percentage and your Contract Value. We establish a Lifetime Income Percentage for each payment type. Payment types include single or joint payments under either Level Income or Increasing Income. If there are two Eligible Persons we establish single Lifetime Income Percentages for each Eligible Person, and we will establish joint Lifetime Income Percentages using the younger Eligible Person's age if the Eligible Persons are spouses within the meaning of federal tax law. Then when you are ready to take Income Payments, you can choose which Lifetime Income Percentage we use to calculate your payment and which Eligible Person(s) will become the Covered Person(s). Joint Income Payments may not be available if the age difference between spouses is too great, as stated on the Income Benefit Supplement.
We base each Lifetime Income Percentage on its Income Percentage(s) and the Income Percentage Increase we establish for each Eligible Person on the Index Effective Date based on their current age. On each Index Anniversary on or before the Income Benefit Date, each Lifetime Income Percentage receives an Income Percentage Increase once the Eligible Person (or younger Eligible Person for joint payments) reaches the annual increase age. This means you will not receive an increase to a Lifetime Income Percentage on an Index Anniversary if the Eligible Person is too young. We establish your Contract's Income Percentages, Income Percentage Increases and the annual increase age on the Issue Date and we cannot change them. The Income Percentages, Income Percentage Increases and the annual increase age are stated in the Income Benefit Supplement. The Lifetime Income Percentages available on or before the Income Benefit Date are stated on the Index Options Statement.
Income Payments are available once the minimum exercise age requirement is met and the Income Payment waiting period has expired. The annual maximum Income Payment is the amount you are entitled to receive each year, but you can choose to take an actual payment that is less than your annual maximum. Any part of your annual maximum Income Payment that you do not withdraw in a given Income Benefit Year is not added to the annual maximum Income Payment available next year. Once established, the annual maximum Income Payment can only decrease if you take an Excess Withdrawal. The payment option (Level Income or Increasing Income) you select determines whether your annual maximum Income Payment will increase from one Income Benefit Anniversary to the next as described under Automatic Annual Income Payment Increases later in this section.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

CALCULATING YOUR LIFETIME INCOME PERCENTAGES
We base each Lifetime Income Percentage on its Income Percentage(s) and the Income Percentage Increase. On the Index Effective Date the initial Lifetime Income Percentage for each payment type is equal to the Income Percentage for the Eligible Person's current age, or younger Eligible Person's current age for joint payments. We establish an Income Percentage Increase for each Eligible Person based on their current age (or younger Eligible Person's current age for joint payments) on the Index Effective Date.
During the Accumulation Phase on each Index Anniversary on and before the Income Benefit Date, we add an Income Percentage Increase to each Lifetime Income Percentage once the Eligible Person (or younger Eligible Person for joint payments) reaches the annual increase age.
Additional Purchase Payments received after the Index Effective Date will adjust each Lifetime Income Percentage on the next Index Anniversary based on:
•	the Income Percentage for the Eligible Person's current age, and
•	the Variable Account Value's percentage of total Contract Value.
If additional Purchase Payments are received after the Eligible Person reaches the annual increase age, these Purchase Payments will increase the available Income Payment because they increase the Contract Value, although they actually decrease each Lifetime Income Percentage as indicated in the following example.
Example
Assume you are the sole Owner and your initial Purchase Payment is $20,000. You are not married so you are also the only Eligible Person. The minimum exercise age is 50, the annual increase age is age 45 and the Income Payment waiting period is one Index Year. On the Index Effective Date you are age 54, your Income Percentage Increase is 0.25%, and your initial Lifetime Income Percentages are equal to the Income Percentages for single payments, which are 4.20% for Level Income, and 3.20% for Increasing Income.
On the first Index Anniversary we apply your first Income Percentage Increase. Your new Lifetime Income Percentages for single payments are 4.45% (4.20% + 0.25%) for Level Income and 3.45% (3.20% + 0.25%) for Increasing Income.
Assume you make an additional Purchase Payment of $2,000 in the fourth Index Year. On the fourth Index Anniversary you are age 58 and the Income Percentages are 4.60% for Level Income, and 3.60% for Increasing Income. The Variable Account Value for the additional Purchase Payment is now $2,002.50. The Contract Value after application of the additional Purchase Payment, Credits and deducting all Contract expenses is $25,000. We calculate your new Lifetime Income Percentages for single payments on the fourth Index Anniversary as follows.
•	Lifetime Income Percentages for the initial Purchase Payment are now 5.20% (4.20% + (0.25% x 4)) for Level Income and 4.20% (3.20% + (0.25% x 4)) for Increasing Income.
•	Lifetime Income Percentages for the additional Purchase Payment are 4.60% for Level Income and 3.60% for Increasing Income.
•	The Variable Account Value's percentage of total Contract Value is 8.01% ($2,002.50 ÷ $25,000), which means the initial Purchase Payment is 91.99% of total Contract Value (100% - 8.01%).
The final Lifetime Income Percentages on the fourth Index Anniversary are then:
-	for Level Income: (5.20% x 91.99%) + (4.60% x 8.01%) = 4.78% + 0.37% = 5.15%
-	for Increasing Income: (4.20% x 91.99%) + (3.60% x 8.01%) = 3.86% + 0.29% = 4.15%
If you begin Income Payments on the fourth Index Anniversary the annual maximum Income Payment available under Level Income would be $1,288 (5.15% x $25,000), and under Increasing Income would be $1,038 (4.15% x $25,000). If you had not made the additional Purchase Payment your Lifetime Income Percentages would have been higher (5.20% compared to 5.15% for Level Income, and 4.20% compared to 4.15% for Increasing Income), but the available annual maximum Income Payment would be lower because the Contract Value would not include the increase from the additional Purchase Payment.
Please note that this example may differ from your actual results due to rounding.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

REQUESTING INCOME PAYMENTS
Income Payments can begin once the minimum exercise age requirement is met and the Income Payment waiting period has expired. Income Payments are not available for an Eligible Person if he/she is age 101 or older. You request Income Payments by completing a payment election form. We must receive your Income Payment election form in Good Order at our Service Center at least five Business Days before the Index Anniversary that you want to begin receiving Income Payments. Income Payments and the Income Period begin on the Income Benefit Date, which must occur on an Index Anniversary. At least one Eligible Person must remain in the Contract and be alive on the Income Benefit Date in order for Income Payments to begin. We establish your Contract's minimum exercise age and Income Payment waiting period on the Issue Date and we cannot change them. The minimum exercise age and Income Payment waiting period are stated in the Income Benefit Supplement.
We will send you a letter at least 30 days before each Index Anniversary to notify you:
•	of the Index Anniversary that Income Payments can begin once the Eligible Person(s) has met the minimum exercise age requirement,
•	if there are two Eligible Persons, the last Index Anniversary that joint Income Payments will be available because the older Eligible Person is reaching age 100, and
•	of the last Index Anniversary that Income Payments will be available because the younger Eligible Person is reaching age 100.
NOTE:
•	If you begin Income Payments before age 59½ the payments will generally be subject to a 10% additional federal tax.
•	If Income Payments do not begin by the Index Anniversary upon which the younger Eligible Person reaches age 100, the Income Benefit ends.

•	If the Income Benefit ends before Income Payments begin, you will have paid for the benefit without receiving any of its advantages.

During the Income Period:
•	The free withdrawal privilege is no longer available and any active automatic investment plan and/or systematic withdrawal program ends.
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You cannot make additional Purchase Payments. If your Contract includes the Traditional Death Benefit this means the guaranteed death benefit value (total Purchase Payments adjusted for withdrawals) no longer increases.

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The Contract Value continues to fluctuate as a result of Index Option performance. However, only the Index Protection Strategy is available to you. This may limit your Contract's performance potential, and if your Contract includes the Maximum Anniversary Value Death Benefit, this may also limit the guaranteed death benefit value (Maximum Anniversary Value).

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The Contract Value decreases on a dollar for dollar basis with each Income Payment, Excess Withdrawal, and any Contract expenses we deduct. Each Income Payment and any Excess Withdrawal also reduces the guaranteed death benefit value by the percentage of Contract Value withdrawn (including any withdrawal charge).

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The Income Benefit rider fee continues until the Business Day the Contract Value reduces to zero, you annuitize the Contract, or Income Benefit ends. If your Contract also includes the Maximum Anniversary Value Death Benefit, its rider fee continues as indicated in section 8, Expenses.

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Any part of your annual maximum Income Payment that you do not withdraw in a given Income Benefit Year remains in your Contract for the remainder of that year, but is not added to the annual maximum payment available next year.

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Excess Withdrawals reduce your annual maximum Income Payment by the percentage of Contract Value withdrawn (including any withdrawal charge). If you take an Excess Withdrawal of your total Contract Value, Income Payments stop and the Income Benefit ends.

•	If you change the Owner, Annuitant or Beneficiary such that all Covered Persons no longer have the required relationships as stated in section 3, Income Payments stop and the Income Benefit ends.
•	If you apply your total Contract Value to Annuity Payments, Income Payments stop.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

CALCULATING YOUR INCOME PAYMENTS
The annual maximum Income Payment is the amount you are entitled to receive each Income Benefit Year. On the Income Benefit Date, the initial annual maximum Income Payment is equal to the Lifetime Income Percentage for the payment type you select multiplied by the Contract Value determined at the end of the Business Day after we deduct the product fee, rider fee, and contract maintenance charge and apply any Credits, but before we make any Income Payments or deduct Excess Withdrawals. Payment types include single or joint payments under either Level Income or Increasing Income. Joint payments are only available if there are two Eligible Persons on the Income Benefit Date. On the Income Benefit Date, if your initial annual maximum Income Payment is less than $100, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages. For example, assuming a 4% Lifetime Income Percentage and Contract Value less than $2,500, this would result in an initial annual maximum Income Payment of less than $100.
You can receive Income Payments monthly, quarterly, semi-annually, or annually. If the scheduled payment date does not fall on a Business Day, we make the payment on the next Business Day.
You can change your payment frequency once each Income Benefit Year while your Contract Value is positive. We must receive your request to change your Income Payment frequency in Good Order at our Service Center at least five Business Days before the Income Benefit Anniversary. If the change is available, we implement it on the Income Benefit Anniversary and it remains in effect until the benefit ends or you request another change. We do not accept payment frequency changes that would cause us to make payments of $0.01 to $99.99.
The annual maximum Income Payment is the amount you are entitled to, but you can choose to take less. The annual actual Income Payment is the total amount you choose to receive each year. Any part of your annual maximum payment that you do not withdraw in a given Income Benefit Year is not added to the annual maximum payment available next year. Each Income Payment you receive is equal to the annual actual Income Payment divided by the number of payments you chose to receive during the Income Benefit Year. Each actual Income Payment must either be zero, or $100 or more. For example, you cannot request an annual payment of $50.
If you would like to take less than the maximum available payment, you can change your payment amount once each Income Benefit Year while your Contract Value is positive. We must receive your request to change your Income Payment amount in Good Order at our Service Center at least five Business Days before the Income Benefit Anniversary. If the change is available, we implement it on the Income Benefit Anniversary and it remains in effect until the benefit ends or you request another change.
If on a Business Day that we are deducting an Income Payment your Contract Value is less than the payment amount, we will add the difference between these amounts to your Contract Value and then deduct the Income Payment which will reduce your Contract Value to zero. If your Contract Value reduces to zero during the Income Period for any reason other than an Excess Withdrawal or annuitization that does not convert your Income Payments to Annuity Payments, you will continue to receive your maximum available Income Payment at the previous selected payment frequency until the earlier of the death of the Owner or last surviving Covered Person.
If you select Increasing Income you can continue to receive payment increases based on Index Option performance. However, if you select Level Income your Income Payments will no longer increase.
We deduct each Income Payment, Excess Withdrawal, and any additional payment resulting from a required minimum distribution, proportionately from the Index Options. You can continue to make transfers between the Index Options and rebalance your Index Option Values on Index Anniversaries while your benefit is in effect and the Contract Value is positive. If you select Increasing Income you can continue to change your Index Option allocations after the Contract Value reduces to zero as long as the Income Benefit is in effect.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Excess Withdrawals
Your annual maximum Income Payment only decreases if you take an Excess Withdrawal. An Excess Withdrawal is a withdrawal you take while you are receiving Income Payments, that when added to any other withdrawals (including your annual actual payment) taken during the Income Benefit Year, is greater than your current annual maximum payment. If your actual Income Payment is less than your annual maximum payment, you can withdraw the difference and we consider that withdrawal to be an additional actual Income Payment, and not an Excess Withdrawal. Excess Withdrawals include any applicable withdrawal charge, but do not include amounts we withdraw for Contract expenses.
For example, assume your annual maximum Income Payment is $2,000 and you take an annual actual Income Payment of $1,000. Within an Income Benefit Year, you can take an additional withdrawal of up to $1,000 and we consider that to be an additional actual Income Payment. If you withdraw $1,200, we consider the first $1,000 to be an additional actual Income Payment and the next $200 to be an Excess Withdrawal.
Any partial Excess Withdrawal must comply with the restrictions in section 9, Access to Your Money and the following provisions. If your Contract Value is less than $2,000, you can only withdraw the total remaining Contract Value (less any final product fee, rider fee or contract maintenance charge). Also, if at the end of the Business Day that we process your Excess Withdrawal your Contract Value is less than $2,000, you must withdraw the total remaining Contract Value (less any final product fee, rider fee or contract maintenance charge). If you take an Excess Withdrawal of the total remaining Contract Value your entire Contract ends and your Income Payments stop.
Excess Withdrawals reduce your annual maximum Income Payment on the next Income Benefit Anniversary after the withdrawal. For each Excess Withdrawal, we reduce your annual maximum payment by the same percentage that we reduced the Contract Value. If partial Excess Withdrawals reduce your annual maximum Income Payment to less than $100, we send you the total remaining Contract Value (less any final product fee, rider fee and contract maintenance charge) and your Contract ends.
NOTE:
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For Qualified Contracts: If we calculate a required minimum distribution (RMD) based on this Contract, after making all Income Payments for the calendar year we determine whether this calendar year's total RMD has been satisfied by these payments and any Excess Withdrawals. If the RMD amount has not been satisfied, we send you this remaining amount as one RMD payment by the end of the calendar year. We consider this payment to be a withdrawal, but it is not an Excess Withdrawal and it is not subject to a withdrawal charge.

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For required annuitization: If on the maximum permitted Annuity Date you are receiving Income Payments and your Contract Value is positive, we will convert your Income Payments to Annuity Payments if you take Annuity Payments under Annuity Option 1 or Annuity Option 3. If you select any other Annuity Option, we will not convert your Income Payments to Annuity Payments. For more information, see section 10, The Annuity Phase.

AUTOMATIC ANNUAL INCOME PAYMENT INCREASES
If you select Level Income, the available annual maximum Income Payment will increase only if your Contract Value increases from one Income Benefit Anniversary (or the Income Benefit Date if this is the first Income Benefit Anniversary) to the next and you took the maximum available payment during the prior Income Benefit Year. This increase is equal to the percentage of growth between these two Contract Values. For example, if the Contract Value increased by 1.5%, we also increase your annual maximum Income Payment by 1.5%. When calculating this payment increase we use the Contract Value determined at the end of the Business Day after we deduct the product fee, rider fee, and contract maintenance charge and apply any Credits, but before we make any Income Payments or deduct Excess Withdrawals. If the Income Benefit Date or an Income Benefit Anniversary does not occur on a Business Day, we use Contract Values from the next Business Day. Payment increases are not likely under this payment option, especially in later Income Benefit Years, because only the Index Protection Strategy is available (which has the lowest return potential) and your performance has to be greater than the Income Payments, any Excess Withdrawals, and Contract expenses. However, Lifetime Income Percentages on the Income Benefit Date are generally higher under Level Income compared to Increasing Income.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

If you select Increasing Income, the available annual maximum Income Payments will increase on each Income Benefit Anniversary if your selected Index Option(s) receives a DPSC or Protection Credit. If you select multiple Index Options, we take the weighted average of all DPSCs and Protection Credits based on the percentage of Contract Value in each of your selected Index Options to determine your payment increase as indicated in the example below. When calculating this payment increase we use the Contract Value determined at the end of the Business Day before we deduct any fees or charges, apply any Credits, make any Income Payments, or deduct Excess Withdrawals. If the Income Benefit Date or an Income Benefit Anniversary does not occur on a Business Day, we use Contract Values from the next Business Day. Payment increases can continue even if your Contract Value reduces to zero or if your Income Payments are converted to Annuity Payments as described in section 10, The Annuity Phase.
Example
Assume you allocate 20% to the Index Protection Strategy with the DPSC using the S&P 500® Index and 80% to the Index Protection Strategy with the Cap using the EURO STOXX 50® on the Income Benefit Date.
On the second Income Benefit Anniversary, the Index Protection Strategy with the DPSC Index Option receives a 3.5% DPSC and the Index Protection Strategy with the Cap Index Option receives a 4.2% Protection Credit. On this anniversary, before we deduct fees and charges, apply Credits or make Income Payments, 21.5% of your total Contract Value is in Index Protection Strategy with the DPSC Index Option, and 78.5% of your Contract Value is in Index Protection Strategy with the Cap Index Option.
Your annual maximum Income Payment on the second Income Benefit Anniversary will increase to 4.05% ((3.5% x 21.5%) + (4.2% x 78.5%)).
INCOME BENEFIT SUPPLEMENT
As previously indicated, the minimum exercise age to begin Income Payments, the annual increase age, the Income Payment waiting period, the Income Percentages, and the Income Percentage Increases and are stated in the Income Benefit Supplement that you receive when you purchase a Contract and that is in effect on your Issue Date. We cannot change these values for your Contract while the Income Benefit is in effect. These values may change from time to time and will be reflected in an amended Income Benefit Supplement filed on EDGAR at www.sec.gov under File Number 333‑[To be added on amendment]. The Income Benefit Supplement currently in effect can also be found on our website at www.allianzlife.com/indexincomerates. You should not purchase this Contract without first obtaining the current Income Benefit Supplement. You can contact us to receive the Income Benefit Supplement applicable to your Contract by calling our Service Center at the toll-free telephone number listed at the back of this prospectus. We will send you a copy of the Income Benefit Supplement when we issue the Contract. In the future we will attach historical Income Benefit Supplements containing the minimum exercise age to begin Income Payments, the annual increase age, the Income Payment waiting period, the Income Percentages, and the Income Percentage Increases as Exhibit [XX] to the Form N-4 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit [XX] by calling (800) 624-0197, or visiting our website at www.allianzlife.com.
TAXATION OF INCOME PAYMENTS
We treat Income Payments as withdrawals for tax purposes while your Contract Value is positive, and once your Contract Value is reduced to zero we intend to treat Income Payments as Annuity Payments for tax purposes. For more information, see section 13, Taxes – Taxation of Income Payments.
WHEN THE INCOME PERIOD ENDS
The Income Period ends when we make the last Income Payment. Income Payments can continue for the life of the Covered Person(s) if you do not take more than your allowed annual maximum payement.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

WHEN THE INCOME BENEFIT ENDS
The Income Benefit ends on the earliest of the following.
•	During the Accumulation Phase and before the Income Period, the Business Day we process your request to remove this benefit from your Contract (the rider termination date).
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The Business Day all Eligible Persons or Covered Persons are removed from the Contract because they no longer have the required relationship (Owner, Annuitant or sole Beneficiary) as stated in section 3. If this occurs after the Income Benefit Date, Income Payments stop when the last Covered Person is removed from the Contract.

•	The Index Anniversary upon which the younger Eligible Person reaches age 100 if it occurs before the Income Benefit Date.
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The Business Day before the Annuity Date. However, after the Income Benefit Date, if we convert your Income Payment to Annuity Payments under Annuity option 1 or 3, the provisions of the Income Benefit rider relating to these Annuity Payments will continue until Annuity Payments stop. For more information on when Annuity Payments stop, see section 10, The Annuity Phase – Annuity Options.

•	The Business Day we process your request for a full withdrawal, other than a full withdrawal caused by an Income Payment.
•	The Income Benefit Date or an Income Benefit Anniversary if the annual maximum Income Payment is less than $100.
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Upon the death of an Owner (or Annuitant if the Owner is a non-individual), the end of the Business Day we first receive a Valid Claim from any one Beneficiary. However, if a federally recognized spouse is an Eligible Person or Covered Person and continues this Contract, the Income Benefit also continues.

•	During the Accumulation Phase and before the Income Benefit Date, the Income Benefit ends on the date of death of the last surviving Eligible Person.
•	During the Income Period, the Income Benefit ends on the date of death of the last surviving Covered Person.
•	The Business Day the Contract ends.

12.	DEATH BENEFIT

"You" in this section refers to the Owner, or the Annuitant if the Contract is owned by a non-individual.
The Contract provides the Traditional Death Benefit. If available, you can instead select the Maximum Anniversary Value Death Benefit at Contract issue for an additional rider fee if all Owners and the Annuitant are age 75 or younger. The Maximum Anniversary Value Death Benefit cannot be less than the Traditional Death Benefit, but they may be equal. Please discuss this benefit's appropriateness with your Financial Professional.
The death benefit is only available during the Accumulation Phase (and Income Period, if applicable). If you or the Determining Life (Lives) die during the Accumulation Phase, we process the death benefit using prices determined after we receive the required information, which is either a Valid Claim or due proof of death as stated here. (For information on due proof of death see the Glossary – Valid Claim). If we receive this information after the end of the current Business Day, we use the next Business Day's prices.
If there are multiple Beneficiaries, each Beneficiary receives the portion of the death benefit he or she is entitled to when we receive his or her Valid Claim. If a Beneficiary dies before you or the Designated Life, that Beneficiary's interest in this Contract ends unless your Beneficiary designation specifies otherwise. If there are no remaining Beneficiaries, or no named Beneficiaries, we pay the death benefit to your estate, or if the Owner is a non-individual, to the Owner. Unless you instruct us to pay Beneficiaries a specific percentage of the death benefit, he or she each receives an equal share. Any part of the death benefit that is in the Index Options remains there until distribution begins. Any part of the death benefit in the AZL Government Money Market Fund remains there until the earlier of the next Index Anniversary, or the date distribution begins. From the time we determine the death benefit until we make a complete distribution, any amount in the Index Options and AZL Government Money Market Fund continues to be subject to investment risk that is borne by the recipient(s). Once we receive notification of death, we may no longer accept or process transfer requests. After we receive the first Valid Claim from any Beneficiary we also will not accept additional Purchase Payments or allow any partial or full withdrawals unless the withdrawal is required to comply with federal tax law.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

The Contract provides the Traditional Death Benefit based on the greater of:
•	Contract Value, or
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total of all Purchase Payments received, reduced by the percentage of Contract Value withdrawn, determined at the end of each Business Day. Withdrawals include Income Payments, Excess Withdrawals and any withdrawal charges, but not amounts we withdraw for other Contract expenses.

If instead you select the Maximum Anniversary Value Death Benefit, the death benefit is the greater of:
•	the Contract Value, or
•	the Maximum Anniversary Value.
If the date we are determining the death benefit is not an Index Anniversary and you selected the Index Precision Strategy, Index Performance Strategy or Index Guard Strategy, Contract Value includes the Daily Adjustment. Contract Value also includes any increase from the Alternate Minimum Value.
MAXIMUM ANNIVERSARY VALUE
The Maximum Anniversary Value is initially equal to the Purchase Payment received on the Issue Date. At the end of each Business Day, we adjust the Maximum Anniversary Value as follows.
•	We increase it by the amount of any additional Purchase Payments.
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We reduce it by the percentage of any Contract Value withdrawn. Withdrawals include Income Payments, Excess Withdrawals and any withdrawal charges, but not amounts we withdraw for other Contract expenses.

If the Index Effective Date occurs after the Issue Date, the Maximum Anniversary Value on the Index Effective Date is calculated in the same way as on an Index Anniversary.
On each Index Anniversary before the end date (or on the next Business Day if the Index Anniversary is not on a Business Day) the Maximum Anniversary Value is equal to the greater of:
•	its current value after processing any additional Purchase Payments or withdrawals, or
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the Contract Value determined at the end of the Business Day after we process all daily transactions including Credits, any additional Purchase Payments or withdrawals, and amounts we withdraw for Contract expenses.

On and after the end date, we no longer make this comparison and you will no longer receive lock ins of any annual investment gains to the Maximum Anniversary Value.
The end date occurs on the earliest of:
•	the older Determining Life's 91st birthday; or
•	the end of the Business Day we receive the first Valid Claim from any one Beneficiary.
NOTE: Taking Income Payments reduces your guaranteed death benefit value and may cause your selected death benefit to end. During the Income Period:

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You cannot make additional Purchase Payments. If your Contract includes the Traditional Death Benefit this means the guaranteed death benefit value (total Purchase Payments adjusted for withdrawals) no longer increases.

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Index Precision Strategy, Index Performance Strategy and Index Guard Strategy are no longer available. This may limit your Contract's performance potential and if your Contract includes the Maximum Anniversary Value Death Benefit, this may also limit the guaranteed death benefit value (Maximum Anniversary Value).

•	Each Income Payment and any Excess Withdrawal reduces the guaranteed death benefit value by the percentage of Contract Value withdrawn (including any withdrawal charge).

What Happens Upon Death?
If you are the Determining Life, or if you and the Determining Life (Lives) are different individuals and die simultaneously as defined by applicable state law or regulation we determine the Traditional Death Benefit or Maximum Anniversary Value Death Benefit at the end of the Business Day we receive a Valid Claim. For multiple Beneficiaries, each surviving Beneficiary receives the greater of:
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their portion of total Purchase Payments adjusted for withdrawals if the Traditional Death Benefit applies (or their portion of the Maximum Anniversary Value if the Maximum Anniversary Value Death Benefit applies) determined at the end of the Business Day we receive the first Valid Claim from any one Beneficiary, or

•	their portion of the Contract Value determined at the end of the Business Day during which we receive his or her Valid Claim.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

If you and the Determining Life (Lives) are different individuals and do not die simultaneously, the death benefit is as follows. This can only occur if you change the Owner after the Issue Date.
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If a Determining Life dies before you, we do not pay a death benefit to the Beneficiary(s) but we may increase the Contract Value. At the end of the Business Day we receive due proof of a Determining Life's death we increase the Contract Value to equal the guaranteed death benefit value if greater and available, and your selected death benefit ends. (The guaranteed death benefit value is total Purchase Payments adjusted for withdrawals if the Traditional Death Benefit applies, or the Maximum Anniversary Value if the Maximum Anniversary Value Death Benefit applies.) We allocate any Contract Value increase to the AZL Government Money Market Fund. Then on the next Index Anniversary we transfer it to the Index Options according to future Purchase Payment allocation instructions.

•	Upon your death your Beneficiary(s) receive the Contract Value determined at the end of the Business Day during which we receive each Beneficiary's Valid Claim.
The Traditional Death Benefit and Maximum Anniversary Value Death Benefit end upon the earliest of the following.
•	The Business Day before the Annuity Date.
•	The Business Day that total Purchase Payments adjusted for withdrawals and Contract Value are both zero if the Traditional Death Benefit applies.
•	The Business Day that the Maximum Anniversary Value and Contract Value are both zero if the Maximum Anniversary Value Death Benefit applies.
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Upon the death of a Determining Life, the end of the Business Day we receive a Valid Claim from all Beneficiaries if you and the Determining Life are the same individuals, or if you and the Determining Life (Lives) are different individuals and die simultaneously as defined by applicable state law or regulation.

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Upon the death of a Determining Life, the end of the Business Day we receive due proof of the Determining Life's death if you and the Determining Life (Lives) are different individuals and do not die simultaneously.

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Upon the death of an Owner (or Annuitant if the Owner is a non-individual), the end of the Business Day we receive the first Valid Claim from any one Beneficiary, if the Owner (or Annuitant) is no longer a Determining Life.

•	The Business Day the Contract ends.
NOTE: The Traditional Death Benefit and Maximum Anniversary Value Death Benefit are first-to-die benefits based on the Determining Life (or Lives). This means that upon the death of an Owner (or Annuitant if the Owner is a non-individual), if a surviving spouse continues the Contract:

•	the Traditional Death Benefit (or Maximum Anniversary Value Death if applicable) is no longer available, and

•	if you selected the Maximum Anniversary Value Death Benefit, we no longer assess the additional 0.20% rider fee for this benefit.

Also, if you and the Determining Life (Lives) are different individuals and you die first, the Traditional Death Benefit or Maximum Anniversary Value Death Benefit are not available to your Beneficiary(s).

DEATH OF THE OWNER AND/OR ANNUITANT
The Appendix to the Statement of Additional Information includes tables that are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.
DEATH BENEFIT PAYMENT OPTIONS DURING THE ACCUMULATION PHASE
Each Beneficiary must select one of the death benefit payment options listed below. If a Beneficiary requests a lump sum payment under Option A, we pay that Beneficiary within seven days of receipt of his or her Valid Claim, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed, pending receipt of any state forms.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Spousal Continuation: If the Beneficiary is the deceased Owner's spouse, he or she can choose to continue the Contract with the portion of the death benefit the spouse is entitled to in his or her own name. For non-individually owned Contracts, spousal continuation is only available to Qualified Contracts. Spouses must qualify as such under federal law to continue the Contract. Individuals who have entered into a registered domestic partnership, civil union, or other similar relationship that is not considered to be a marriage under state law are also not considered to be married under federal law. An election by the spouse to continue the Contract must be made on the death claim form before we pay the death benefit. If the deceased Owner was a Determining Life and the surviving spouse Beneficiary continues the Contract, at the end of the Business Day we receive his or her Valid Claim we increase the Contract Value to equal the guaranteed death benefit value if greater and available, and the death benefit ends. (The guaranteed death benefit value is total Purchase Payments adjusted for withdrawals if the Traditional Death Benefit applies, or the Maximum Anniversary Value if the Maximum Anniversary Value Death Benefit applies.) We allocate any Contract Value increase to the AZL Government Money Market Fund. Then on the next Index Anniversary we transfer it to the Index Options according to future Purchase Payment allocation instructions. If the surviving spouse continues the Contract:
•	he or she becomes the new Owner and may exercise all of the Owner's rights, including naming a new Beneficiary or Beneficiaries;
•	he or she is subject to any remaining withdrawal charge; and
•	upon the surviving spouse's death their Beneficiary(s) receive the Contract Value determined at the end of the Business Day during which we receive a Valid Claim from each Beneficiary.
Death Benefit Payment Options
Option A: Lump sum payment of the death benefit.
Option B: Payment of the entire death benefit within five years of the date of any Owner's death. The Beneficiary can continue to make transfers between Allocation Options and is subject to the product fee.
Option C: If the Beneficiary is an individual, payment of the death benefit as Annuity Payments under Annuity Options 1, 2 or 5. With our written consent other options may be available for payment over a period not extending beyond the Beneficiary's life expectancy under which the Beneficiary can continue to make transfers between Allocation Options and is subject to the product fee.
Distribution must begin within one year of the date of the Owner's death. Any portion of the death benefit not applied to Annuity Payments within one year of the date of the Owner's death must be distributed within five years of the date of death.
If the Contract is owned by a non-individual, then we treat the death of an Annuitant as the death of an Owner for purposes of the Internal Revenue Code's distribution at death rules, which are set forth in Section 72(s) of the Code.
In all events, notwithstanding any provision to the contrary in the Contract or this prospectus, the Contract is interpreted and administered in accordance with Section 72(s) of the Internal Revenue Code.
Other rules may apply to Qualified Contracts.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

13.	TAXES

This section provides a summary explanation of the tax ramifications of purchasing a Contract. More detailed information about product taxation is contained in the Statement of Additional Information, which is available by calling the toll-free telephone number at the back of this prospectus. We do not provide individual tax advice. You should contact your tax adviser to discuss this Contract's effects on your personal tax situation.
QUALIFIED AND NON-QUALIFIED CONTRACTS
You can purchase either a Qualified Contract or a Non-Qualified Contract. A Qualified Contract is purchased pursuant to a specialized provision of the Internal Revenue Code (Code). For example, a Contract may be purchased pursuant to Section 408 of the Code as an Individual Retirement Annuity (IRA).
Qualified Contracts are subject to certain restrictions, including restrictions on the amount of annual contributions, restrictions on how much you can earn and still be able to contribute to a Qualified Contract, and specialized restrictions on withdrawals. Qualified Contracts must be purchased from earned income from the relevant year or years, or from a rollover or transfer from a qualified contract. An IRA to IRA indirect rollover can occur only once in any twelve month period from all of the IRAs you currently own. Purchase Payments to Qualified Contracts other than from a qualified transfer may be restricted once the Owner reaches age 70½.
Currently, we offer the following types of Qualified Contracts.
Type of Contract	Persons and Entities that can buy the Contract
IRA	Must have the same individual as Owner and Annuitant.
Roth IRA	Must have the same individual as Owner and Annuitant.
Simplified Employee Pension (SEP) IRA	Must have the same individual as Owner and Annuitant.
Certain Code Section 401 Plans	A qualified retirement plan is the Owner and the Annuitant must be an individual. We may determine which types of qualified retirement plans are eligible to purchase this Contract.
Inherited IRA and Inherited Roth IRA
Must have the same individual as Owner and Annuitant. The deceased owner of the previously held IRA or Roth IRA will also be listed in the titling of the Contract. We will not issue an Inherited IRA or Inherited Roth IRA if the previously held tax-qualified arrangement was issued by another financial institution or qualified retirement plan.

If you purchase a Qualified Contract, you already receive the benefit of tax deferral through the qualified plan, and so you should purchase this Contract for purposes other than tax deferral.
You can instead purchase a Non-Qualified Contract, which is not qualified pursuant to a specialized provision of the Code. There are no Code restrictions on annual contributions to a Non-Qualified Contract or how much you can earn and still contribute to a Contract.
TAXATION OF ANNUITY CONTRACTS
The Contract has the following tax characteristics.
•	Taxes on earnings are deferred until you take money out. Non-Qualified Contracts owned by corporations or partnerships do not receive income tax deferral on earnings.
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When you take money out of a Non-Qualified Contract, earnings are generally subject to federal income tax and applicable state income tax. All pre-tax money distributed from Qualified Contracts are subject to federal and state income tax, but qualified distributions from Roth IRA Contracts are not subject to federal income tax. This prospectus does not address specific state tax laws. You should discuss state taxation with your tax adviser.

•	Taxable distributions are subject to an ordinary income tax rate, rather than a capital gains rate.
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Distributions from Non-Qualified Contracts are considered investment income for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may apply to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Please consult a tax advisor for more information.

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If you take partial withdrawals from your Non-Qualified Contract, the withdrawals are generally taxed as though you were paid taxable earnings first, and then as a non-taxable return of Purchase Payments.

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

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If you annuitize your Non-Qualified Contract and receive a stream of Annuity Payments, you receive the benefit of the exclusion ratio. The exclusion ratio is a calculation that causes a portion of each Annuity Payment to be non-taxable, based upon the percentage of your Contract Value that is from Purchase Payments. Purchase Payments are treated as a non-taxable return of principal, whereas earnings are taxable.

•	If you take partial withdrawals or annuitize a Qualified Contract, you will be responsible for determining what portion, if any, of the distribution consists of after-tax money.
•	Income Payments are taxed as partial withdrawals.
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If you take out earnings before age 59½, you may be subject to a 10% additional federal tax, unless you take a lifetime annuitization of your Contract or you take money out in a stream of substantially equal payments over your expected life in accordance with the requirements of the Code.

•	A pledge, assignment, or ownership change of a Contract may be treated as a taxable event. You should discuss any pledge, assignment, or ownership change of a Contract with your tax adviser.
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If you purchase multiple non-qualified deferred annuity contracts from an affiliated group of companies in one calendar year, these contracts are treated as one contract for purposes of determining the tax consequences of any distribution.

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Death benefit proceeds from Non-Qualified Contracts are taxable to the beneficiary as ordinary income to the extent of any earnings. Death benefit proceeds must be paid out in accordance with the requirements of the Code.

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Depending upon the type of Qualified Contract you own, required minimum distributions (RMDs) must be satisfied when you reach a certain age. If you enroll in our minimum distribution program, we make RMD payments to you that are designed to meet this Contract's RMD requirements.

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When you take money out of a Contract, we may deduct premium tax that we pay on your Contract. This tax varies from 0% to 3.5%, depending on your state. Currently, we pay this tax and do not pass it on to you.

TAXATION OF INCOME PAYMENTS
We treat Income Payments as withdrawals for tax purposes while your Contract Value is positive. This means that, for Non-Qualified Contracts, gains from the entire Contract are considered to be distributed first and are subject to ordinary income tax. Purchase Payments are distributed after gains have been paid out and are generally considered to be a return of your investment and are not subject to income tax. While tax law is not entirely clear as to the proper tax treatment, once your Contract Value is reduced to zero we intend to treat Income Payments as Annuity Payments for tax purposes. For Qualified Contracts, the total Income Payment is most likely subject to ordinary income tax. If you are taking withdrawals from the Contract to satisfy the requirements for substantially equal periodic payments under Section 72(t) or 72(q) of the Internal Revenue Code and you begin Income Payments before the required series of withdrawals is complete, you may incur additional penalties, including a 10% additional federal tax. In addition, if you begin Income Payments before age 59½ the payments will generally be subject to a 10% additional federal tax.
TAX-FREE SECTION 1035 EXCHANGES
Subject to certain restrictions, you can make a "tax-free" exchange under Section 1035 of the Internal Revenue Code for all or a portion of one non-qualified annuity contract for another, or all of a life insurance policy for a non-qualified annuity contract. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:
•	you might have to pay a withdrawal charge on your previous contract,
•	there is a new withdrawal charge period for this Contract,
•	other charges under this Contract may be higher (or lower),
•	the benefits may be different, and
•	you no longer have access to any benefits from your previous contract.
If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax, including a possible additional federal tax, on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this Contract unless you determine the exchange is in your best interest and not just better for the person selling you the Contract who generally earns a commission on each sale. You should consult a tax adviser to discuss the potential tax effects before making a 1035 exchange.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

14.	OTHER INFORMATION

THE REGISTERED SEPARATE ACCOUNT
We established Allianz Life Variable Account B (the Separate Account) as a separate account under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.
The Separate Account holds the shares of the AZL Government Money Market Fund that have been purchased with Contract assets. We keep the Separate Account assets separate from the assets of our general account and other separate accounts, including the non-unitized separate accounts we established in connection with the Index Options. The Separate Account is divided into subaccounts, each of which invests exclusively in the AZL Government Money Market Fund.
We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account's assets are insulated, so that the assets cannot be used to pay any of our liabilities, other than those arising from the investment of Contract assets in the AZL Government Money Market Fund.
If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account, to the extent of seed money invested by us or earned fees and charges. The obligations under the Contracts are obligations of Allianz Life.
OUR GENERAL ACCOUNT
Our general account holds all our assets other than assets in our separate accounts. We own our general account assets, and, subject to applicable law, have sole investment discretion over them. The assets are subject to our general business operation liabilities and claims of our creditors and may lose value. We have not registered our general account as an investment company under the Investment Company Act of 1940.
Our general account assets fund guarantees provided in the Contracts, including obligations associated with the Index Options. Contract Value that you apply to Annuity Payments becomes part of our general account. In addition, we place a majority of the assets you allocate to the Index Options in our general account where we primarily invest the assets in a variety of fixed income securities.
OUR UNREGISTERED SEPARATE ACCOUNT
Initially, a substantial majority of the aggregate assets backing the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options are allocated to our general account. We place all other assets that you allocate to these Index Options in an unregistered, non-unitized, non-insulated separate account (Separate Account IANA), which we established under Minnesota Insurance Law solely for the purpose of supporting our obligations to pay Performance Credits associated with these Index Options. Subsequently, there may be significant transfers of assets between the general account and Separate Account IANA in response to Index performance. We typically transfer assets between these accounts if there is a 10% incremental change in year-to-date Index performance. We examine year-to-date Index performance daily and change the account allocations daily if needed based on this 10% increment.
We invest the assets in Separate Account IANA in hedging instruments, including derivative investments such as put and call options, as well as cash and fixed income securities. Like our general account, the assets in Separate Account IANA are subject to our general business operation liabilities and the claims of our creditors.
An Owner who allocates Contract Value to an Index Precision Strategy, Index Performance Strategy or Index Guard Strategy Index Option does not have any interest in or claim on the assets in Separate Account IANA. In addition, neither the Owner nor these Index Options participate in any way in the performance of assets held in Separate Account IANA.
DISTRIBUTION
Allianz Life Financial Services, LLC (ALFS), a wholly owned subsidiary of Allianz Life Insurance Company of North America, serves as principal underwriter for the Contracts. ALFS is a limited liability company organized in Minnesota, and is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. ALFS is registered as a broker/dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). ALFS is not a member of Securities Investors Protection Corporation. More information about ALFS is available at www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from FINRA describing its Public Disclosure Program.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

We have entered into a distribution agreement with ALFS for the distribution of the Contracts. ALFS also may perform various administrative services on our behalf.
We may fund ALFS operating and other expenses, including: overhead; legal and accounting fees; Financial Professional training; compensation for the ALFS management team; and other expenses associated with the Contracts. Financial Professionals and their managers may also be eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with ALFS. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items.
ALFS does not itself sell the Contracts on a retail basis. Rather, ALFS enters into selling agreements with other broker/dealers registered under the 1934 Act (selling firms) for the sale of the Contracts. These selling firms include third party broker/dealers and Questar Capital Corporation, an affiliated broker/dealer. We pay sales commissions to the selling firms and their Financial Professionals. The maximum commission payable to the selling firms for Contract sales is expected to not exceed 7% of Purchase Payments. Sometimes, we enter into an agreement with a selling firm to pay commissions as a combination of a certain amount of the commission at the time of sale and a trail commission which, when totaled, could exceed 7% of Purchase Payments.
We and/or ALFS may make bonus payments to certain selling firms based on aggregate sales of our variable insurance contracts (including this Contract) or persistency standards, or as part of a special promotion. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms. In some instances, the amount paid may be significant.
A portion of the payments made to selling firms may be passed on to their Financial Professionals. Financial Professionals may receive cash and non-cash compensation and other benefits. Ask your Financial Professional for further information about what they and their firm may receive in connection with your purchase of a Contract.
Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Owners or the Separate Account. We intend to recover commissions and other expenses indirectly through fees and charges imposed under the Contract.
Broker-dealers and their Financial Professionals and managers involved in sales of the Contracts may receive payments from us for administrative and other services that do not directly involve the sale of the Contracts, including payments made for recordkeeping, the recruitment and training of personnel, production of promotional literature and similar services. In addition, certain firms and their Financial Professionals may receive compensation for distribution and administrative services when acting in a wholesaling capacity and working with retail firms.
In certain instances, we and/or ALFS may make payments to a broker/dealer for inclusion of this Contract in its list of products that it offers for sale.
We and/or ALFS may pay certain selling firms additional marketing support allowances for:
•	marketing services and increased access to their Financial Professionals;
•	sales promotions relating to the Contracts;
•	costs associated with sales conferences and educational seminars;
•	the cost of client meetings and presentations; and
•	other sales expenses incurred by them.
We retain substantial discretion in determining whether to grant a marketing support payment to a particular broker/dealer firm and the amount of any such payment.
We may also make payments for marketing and wholesaling support to broker/dealer affiliates of variable investment options that are available through the variable annuities we offer.
Additional information regarding marketing support payments can be found in the Distributor section of the Statement of Additional Information.
The variable investment options in the variable annuity contracts we offer may assess a Rule 12b‑1 fee. These fees are paid to ALFS as consideration for providing distribution and certain other services and incurring certain expenses permitted under the variable investment option's plan. These fees typically equal 0.25% of a variable investment option's average daily net assets.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

In certain instances, an investment adviser and/or subadviser (and/or their affiliates) of a variable investment option may make payments for administrative services to ALFS or its affiliates.
We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts but reserve the right to discontinue the offering.
ADDITIONAL CREDITS FOR CERTAIN GROUPS
We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.
ADMINISTRATION/ALLIANZ SERVICE CENTER
The Allianz Service Center performs certain administrative services regarding the Contracts and is located at 5701 Golden Hills Drive, Minneapolis, Minnesota. The Service Center mailing address and telephone number are listed at the back of this prospectus. The administrative and routine customer services performed by our Service Center include processing and mailing of account statements and other mailings to Owners, responding to Owner correspondence and inquiries. Allianz Life also contracts with Tata Consultancy Services (Tata) located at #42(P) & 45(P), Think Campus, Electronic City, Phase II, Bangalore, Karnataka 560100, India, to perform certain administrative services including:
•	issuance and maintenance of the Contracts,
•	maintenance of Owner records, and
•	routine customer service including:
–	processing of Contract changes,
–	processing withdrawal requests (both partial and total) and
–	processing requests for fixed annuity payments.
Services performed by Tata are overseen and quality control checked by our Service Center.
To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectus for the AZL Government Money Market Fund, may be mailed to your household, even if you or other persons in your household have more than one contract issued by us or our affiliate. Call our Service Center at the toll-free telephone number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.
LEGAL PROCEEDINGS
We and our subsidiaries, like other life insurance companies, from time to time are involved in legal proceedings of various kinds, including regulatory proceedings and individual and class action lawsuits. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any such proceedings cannot be predicted with certainty, we believe that, at the present time, there are no pending or threatened legal proceedings to which we, the Separate Account, or ALFS is a party that are reasonably likely to materially affect the Separate Account, our ability to meet our obligations under the Contracts, or ALFS ability to perform its obligations.
STATUS PURSUANT TO SECURITIES EXCHANGE ACT OF 1934
Allianz Life hereby relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

15.	INFORMATION ON ALLIANZ LIFE

[TO BE UPDATED ON AMENDMENT]
Allianz Life is a stock life insurance company organized under the laws of the State of Minnesota in 1896. Our address is 5701 Golden Hills Drive, Minneapolis, MN 55416. We are a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a financial holding company. AZOA is a wholly owned subsidiary of Allianz Europe, B.V., which in turn is a wholly owned subsidiary of Allianz SE, which is registered in Munich, Germany. We currently offer fixed, fixed index, and variable annuities, individual life insurance, and registered index-linked annuities. We are licensed to do direct business in 49 states and the District of Columbia.
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
BOARD OF DIRECTORS
The Board currently consists of seven members, including our Chairman, our President and Chief Executive Officer, our Chief Financial Officer and Treasurer, one executive from an affiliated company, and three independent members.
The Board holds regular quarterly meetings, generally in February, April/May, July, and October/November of each year, and holds special meetings or takes action by unanimous written consent as circumstances warrant. The Board has standing Executive, Audit, and Nomination, Evaluation and Compensation Committees, described in further detail below. Each of the directors attended [xx]% of the Board and committee meetings to which he or she was assigned during 2017. In 2017, the Board acted [xx] times by unanimous written action.
The current members of our Board are as follows:
Jacqueline Hunt
 Director and Chair of the Board
Jackie Hunt, age 50, currently serves as Chair of Allianz Life's Board of Directors. She is also Chair of the Board of Management of Allianz Asset Management AG and a Member of the Board of Management of Allianz SE, Asset Management, US Life Insurance. Prior to this she was an Executive Director of Prudential plc and the Chief Executive of Prudential UK, Europe and Africa. She joined Prudential from Standard Life plc where she was an Executive Director and Group Chief Financial Officer. Prior to this, Jackie held a number of senior management positions in companies including Norwich Union Insurance, Aviva, Hibernian Group, RSA Insurance and PricewaterhouseCoopers.
Jackie acted as a Commissioner of the Dormant Assets Commission. She was Deputy Chair of the FXA Practitioner Panel, a Non-executive director of TheCityUK, a member of the ABI Board and the Senior Independent Director of National Express Group plc.
Walter R. White
 Director, President and Chief Executive Officer
Walter R. White, age 61, joined Allianz Life in 2009, and currently serves as our President and Chief Executive Officer, and a member of the Board of Directors. Mr. White also serves as Chairman and Chief Executive Officer of Allianz Life Insurance Company of New York (Allianz Life of New York). Mr. White is responsible for leading and overseeing Allianz Life and Allianz Life of New York and providing strategic management and direction. Mr. White served as Chief Administrative Officer of Allianz Life from 2009 to 2011. Prior to joining Allianz Life, Mr. White held executive roles at Woodbury Financial Services from 2001 to 2009, serving as Chief Operating Officer from 2003 to 2007 and President from 2007 to 2009. Prior to that, Mr. White held senior management roles at Fortis from 1994 to 2001, serving as Senior Vice President of Fortis Investors from 1998 to 2001. Mr. White also held senior management roles at the MONY Group from 1988 to 1994, serving as the President of MONY Brokerage from 1991 to 1994.
Mr. White brings to the Board extensive financial services and brokerage experience as well as key strategic planning and leadership skills developed as the Chief Executive Officer of Allianz Life and President of Woodbury Financial.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

William E. Gaumond
 Director, Senior Vice President, Chief Financial Officer and Treasurer
William E. Gaumond, age 44, joined Allianz Life in 2004 and currently serves as Senior Vice President, Chief Financial Officer and Treasurer and as a member of the Board of Directors. He also currently serves as Director, Chief Financial Officer and Treasurer of Allianz Life of New York. Mr. Gaumond is responsible for all finance and risk management functions, with oversight of the controller, financial planning, treasury and corporate risk management areas. Prior to his current role, Mr. Gaumond spent 12 years in a number of finance and investment-related positions at Allianz Life, including Senior Vice President of the Asset Liability Management and Investment Risk Management department. During this time, Mr. Gaumond also served for two years as a senior member of the Group Planning and Controlling department for Allianz SE in Munich, Germany. Before joining Allianz Life, Mr. Gaumond worked for nine years at PricewaterhouseCoopers LLP. Mr. Gaumond received his Bachelor of Business Administration degree in accounting from the University of Notre Dame, where he graduated summa cum laude.
Mr. Gaumond brings to the Board extensive financial services, investment and insurance industry experience, including serving as Chief Financial Officer and Treasurer of Allianz Life and Allianz Life of New York.
Giulio Terzariol
 Director
Giulio Terzariol, age 46, joined Allianz Life's Board of Directors on August 1, 2008. Mr. Terzariol also leads the Group Planning and Controlling Division in Munich, Germany for Allianz SE. Mr. Terzariol joined Allianz Life in 2007 and served as Senior Vice President, Chief Financial Officer and Treasurer from July 16, 2008 to December 31, 2015. He also served as Chief Financial Officer and Treasurer of Allianz Life of New York from October 20, 2008 to December 31, 2015, and as Director of Allianz Life of New York from April 28, 2009 to December 31, 2015. In these roles, Mr. Terzariol was responsible for all finance and risk management functions, with oversight of the controller, tax, treasury and enterprise data intelligence areas. Prior to joining Allianz Life, Mr. Terzariol served as Regional Chief Financial Officer for Allianz Insurance Management Asia Pacific in Singapore from 2004 to 2007. Prior to that, Mr. Terzariol spent seven years with Allianz SE in Munich, Germany as a financial analyst and then as Head of International Insurance Unit within the Group Planning and Controlling Division. Mr. Terzariol started his career in the insurance business in 1995 with Generali as part of their two‑year international training program.
Mr. Terzariol brings to the Board extensive financial services and insurance industry experience and his general knowledge and experience in financial matters, including previously serving as Chief Financial Officer and Treasurer of Allianz Life and Allianz Life of New York.
Ronald M. Clark
 Director
Ronald M. Clark, age 70, joined Allianz Life's Board of Directors on January 1, 2014 and also serves as Chairman of the Nomination, Evaluation and Compensation Committee. Mr. Clark has over 40 years of experience in investments, having served as the President of Allianz Investment Corporation from 1980 to 1990, Chief Operating Officer of AZOA from 1990 to 2001, and Chief Investment Officer of AZOA from 2002 to 2011. Mr. Clark retired as of December 31, 2011. Mr. Clark also serves on the Board of Directors of Allianz Life of New York and serves as a director and Chair of the Compensation Committee of Manitex International, Inc. Manitex International, Inc. is a leading worldwide provider of highly engineered specialized equipment, including boom trucks, cranes, and other related industrial equipment.
Mr. Clark brings to the Board extensive experience in the financial services and insurance industries as well as extensive experience with investment matters. The Board also benefits from his perspective as a current and former director of other companies.
David L. Conway
 Former Director
David L. Conway, age 70, served on the Allianz Life's Board of Directors from January 1, 2014 through May 22, 2017. Mr. Conway has over 40 years of experience in the insurance industry. Mr. Conway worked with Fireman's Fund Insurance Company ("FFIC") from 1970 through 2010, including serving in various executive positions. In 2004, Mr. Conway was appointed as FFIC's first Chief Risk Officer, and in 2007, he was appointed FFIC's Chief Underwriting Officer and established the role, responsibilities and authorities related to that position. Mr. Conway has also served as a director for several insurance and risk industry groups.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Udo Frank
 Director
Udo Frank, age 58, joined Allianz Life's Board of Directors on May 1, 2015. Mr. Frank has over 30 years of experience in the financial services and insurance industries. Mr. Frank worked with various Allianz SE investment and asset management affiliates from 1994 through 2014, including serving in numerous executive positions. In 2001, Mr. Frank was appointed as the Global Chief Executive Officer of RCM Capital Management LLC. In 2012, he was appointed the Head of Product Management and Chief Marketing Officer of Allianz Global Investors – U.S. Prior to joining Allianz, Mr. Frank worked at both Capital Management International, Deutsche Bank Group, and Allgemeine Deutsche Credit Anstalt in Frankfurt, Germany. Mr. Frank has also served as a director of various insurance industry groups.
Mr. Frank brings to the Board extensive experience in the financial services and insurance industry as well as extensive experience in investments and asset management.
Kevin E. Walker
 Director
Kevin E. Walker, age 55, joined Allianz Life's Board of Directors on May 23, 2017. Mr. Walker has over 30 years of insurance and financial services experience. Mr. Walker served at various Allianz affiliates throughout his career, most recently as the President and Chief Executive Officer of San Francisco Reinsurance Company from 2015 through 2017. Prior to that, he was the Senior Vice President and Chief Financial Officer of Fireman's Fund Insurance Company ("FFIC") from 2011 through 2015, and the Senior Vice President, Group Planning and Controlling at Allianz SE from 2006 through 2010. In between, he served as the Senior Vice President & Chief Financial Officer, Retirement and Protection Division at Genworth Financial from 2010 through 2011. From 1995 through 2004, Mr. Walker worked at Allianz Life, serving as the Vice President, Treasurer and Senior Investment Officer, following which he became the Senior Vice President and Senior Financial Officer for all product lines until 2006. Mr. Walker has also served as a director and officer for several other Allianz affiliates.
Mr. Walker brings to the Board extensive experience in the insurance industry as well as extensive experience in finance and operations.
EXECUTIVE OFFICERS
The current executive officers (other than Messrs. White and Gaumond, whose biographies are included above in the Board of Directors information) are as follows:
Thomas P. Burns
 Senior Vice President, Chief Distribution Officer
Thomas P. Burns, age 62, joined Allianz Life in 2006 and currently serves as Senior Vice President, Chief Distribution Officer of Allianz Life, He also serves as Director and President of Allianz Life of New York. Mr. Burns is responsible for the development, design and implementation of Allianz Life's and Allianz Life of New York's sales and distribution strategies. Prior to joining Allianz Life, Mr. Burns served as Senior Vice President, Distribution of Securian from 2002 to 2006. Prior to joining Securian, Mr. Burns worked for Prudential for 24 years, from 1978 to 2002, in various managerial capacities.
Gretchen Cepek
 Senior Vice President, General Counsel and Secretary
Gretchen Cepek, age 50, joined Allianz Life in 2009, and currently serves as Senior Vice President, General Counsel and Secretary. She is also Chief Legal Officer and Secretary of Allianz Life of New York. In this role, Ms. Cepek is responsible for the legal and compliance departments as well as government relations and the special investigations unit. Prior to her current role, Ms. Cepek served as Vice President, Legal Business Operations, Distribution and Product Development, of Allianz Life from 2009 to February 2012. Prior to joining Allianz Life, Ms. Cepek served as Counsel at Woodbury Financial Services from 2005 to 2009. Prior to joining Woodbury Financial, Ms. Cepek spent 13 years with the law firm of Querrey & Harlow, Ltd. from 1992 to 2005, where she served as a law clerk, associate attorney and then as a shareholder. Ms. Cepek received her J.D. from Valparaiso University School of Law in 1993.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Nancy E. Jones
 Senior Vice President, Chief Marketing Officer
Nancy E. Jones, age 57, joined Allianz Life in 2008, and currently serves as Senior Vice President, Chief Marketing Officer. Ms. Jones is responsible for new business strategy, product innovation, marketing, and corporate communications. Ms. Jones leads Allianz Life's product strategy and development for its annuity and life insurance product lines. Ms. Jones' team drives the Allianz Life brand through segmentation, customer experience, interactive initiatives, and advanced market insights to create strategies designed to help people reach their retirement income goals. Ms. Jones also leads Allianz Life's digital strategy and oversees public relations, internal communications, and community relations efforts. She is also responsible for the United States regional brand strategy for the United States family of Allianz SE companies. Prior to joining Allianz Life, Ms. Jones served as the Senior Vice President of Client Experience and Marketing Operations at Ameriprise Financial (formerly American Express). Prior to that, Ms. Jones held several senior roles at American Express in the traditional financial advisory business, as well as developing new direct and online businesses. Her career in the financial services industry spans more than 30 years, with roles in business strategy, product development, distribution channel management, and marketing.
Catherine A. Mahone
 Senior Vice President, Chief Administrative Officer
Catherine Mahone, age 53, joined Allianz Life in 2008 and currently serves as Senior Vice President Chief Administrative Officer. Ms. Mahone is responsible for the oversight of enterprise operations, information technology, and other strategic initiatives. Previously, Ms. Mahone was Senior Vice President, Enterprise Operations, a position she held until assuming her current role in 2012. Prior to joining Allianz Life, Ms. Mahone had approximately 20 years of financial services experience with Ameriprise Financial, where she served in several leadership roles, including Vice President of the Operations Project Management Office. In her more than 20-year career with Ameriprise, Ms. Mahone held a variety of leadership positions in operations, distribution and marketing.
Ms. Mahone earned a Bachelor of Arts degree in mass communications from the University of Minnesota and a Master's degree in business communications from the University of St. Thomas. Ms. Mahone also holds her FINRA Series 7 and 24 securities registrations.
Neil H. McKay
 Senior Vice President, Chief Actuary
Neil H. McKay, age 56, joined Allianz Life and Allianz Life of New York in 1999 and currently serves as Senior Vice President, Chief Actuary of Allianz Life, and as Chief Actuary of Allianz Life of New York. Mr. McKay is responsible for all of the actuarial functions of Allianz Life and Allianz Life of New York, including the actuarial assumptions underlying their products and the rate setting associated with existing and new products. Prior to joining Allianz Life, Mr. McKay served in a variety of roles at LifeUSA Holding Company (prior to its merger with Allianz Life) from 1990 to 1999, culminating in the position of Vice President of Finance. Prior to that, Mr. McKay held the position of Assistant Product Actuary from 1984 to 1990 for Security Life of Denver, in Denver, Colorado.
Todd M. Hedtke
 Senior Vice President, Chief Investment Officer
Todd M. Hedtke, age 45, joined Allianz Life in 2000 and currently serves as Senior Vice President, Chief Investment Officer. He also currently serves as Chief Investment Officer of Allianz Life of New York. Mr. Hedtke leads the investment management, liquidity planning, hedging, and trading functions at Allianz Life. He is also a member of the global Allianz Investment Management Board, which services the Allianz Group insurance companies. Prior to his current role, Mr. Hedtke spent 15 years in a number of investment-related positions at Allianz Life and its affiliate Allianz Investment Management, LLC, including his prior role as Vice President, Investment Management from October 2010 until August 2015. Prior to joining Allianz Life, Mr. Hedtke held various finance and investment positions at Cargill, EBF & Associates, and American Express. Mr. Hedtke earned his BA from Hamline University and MBA from the University of Minnesota Carlson School of Management. In addition to being a Chartered Financial Analyst, he holds designations as a financial risk manager and Fellow of the Life Management Institute.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Suzanne D. Zeller
 Senior Vice President, Human Resources
Suzanne D. Zeller, age 64, joined Allianz Life in August 2010 and currently serves as Senior Vice President, Human Resources. In this position, Ms. Zeller is responsible for setting strategy and leading the Human Resources and Facilities departments to improve business results and increase employee engagement. Prior to joining Allianz Life, Ms. Zeller worked in various capacities with The Hartford Financial Services Group from 2003 to 2010, culminating in the position of Vice President of Human Resources for the international wealth management business of Hartford Life, Inc., a subsidiary of The Hartford Financial Services Group. Prior to that, Ms. Zeller ran her own consulting practice that specialized in executive coaching, business strategy planning and leadership development. Ms. Zeller also has held senior human resources and organizational effectiveness positions at a number of insurance and reinsurance companies, including Swiss Re, Met Life, American Re and Chubb Executive Risk.
Robert DeChellis
 Field Senior Vice President, Chief Retirement Strategist, Allianz Exchange
Robert DeChellis, age 51, joined Allianz Life in 2006 and currently serves as Field Senior Vice President, Chief Retirement Strategist, Allianz Exchange. He also serves as Field Senior Vice President, Chief Retirement Strategist, Allianz Exchange of Allianz Life of New York. As Chief Retirement Strategist, Allianz Exchange, Mr. DeChellis is responsible for uniting strategic relationships, technology and intellectual capital to identify uncommon financial solutions and thought leadership. In this role, Mr. DeChellis collaborates with the global family of Allianz companies as well as outside partners to address the growing demand for holistic financial advice. Mr. DeChellis also currently serves as Chairman of the Board of the Insured Retirement Institute, the leading financial services trade association for the retirement income industry. Previously, Mr. DeChellis served as Field Senior Vice President, Broker Dealer Distribution of Allianz Life, and Field Vice President, Broker Dealer Distribution of Allianz Life of New York. He also served as President of Allianz Life Financial Services, LLC. Prior to joining Allianz Life, Mr. DeChellis served as Executive Vice President of the Retail Annuities Division of Travelers Life & Annuity. Prior to that, Mr. DeChellis served as Executive Vice President and national sales manager for Jackson National Life Distributors, Inc. Before joining the annuity industry, Mr. DeChellis spent 13 years in asset management, holding positions with firms such as Goldman Sachs and Lord Abbett.
CORPORATE GOVERNANCE
Committees of the Board
The Executive Committee of the Board ("Executive Committee") is currently composed of Ms. Hunt (Chair) and Messrs. White and Clark. The function of the Executive Committee is to exercise the authority of the Board between meetings of the Board, with the exceptions set forth in Allianz Life's By-Laws. The Executive Committee met [x] times in 2017.
The Audit Committee of the Board is currently composed of Messrs. Frank (Chair), Terzariol, Clark and Walker. Mr. Conway served on the Audit Committee until his resignation on May 22, 2017. On May 23, 2017, Mr. Walker was appointed to the Audit Committee. The Audit Committee is responsible for overseeing Allianz Life's accounting and financial reporting and control processes on behalf of the Board, which includes assisting with Board oversight of (1) quality and integrity of Allianz Life's financial statements, (2) Allianz Life's compliance with legal and regulatory requirements, (3) the qualifications, independence and fees of the independent-auditors, (4) Allianz Life's system of internal controls and (5) the performance of Allianz Life's internal audit function. The Board has determined that each member of the Audit Committee is financially literate. The Audit Committee met [x] times in 2017, and acted [x] times by unanimous written action.
The Nomination, Evaluation and Compensation Committee (NEC Committee) is currently composed of Messrs. Clark (Chair), Frank and Walker. Mr. Conway served on the NEC Committee until his resignation on May 22, 2017. On May 23, 2017, Mr. Walker was appointed to the NEC Committee. The NEC Committee's purpose is to (1) nominate candidates for director for election, (2) evaluate the performance of officers deemed to be "principal officers," and (3) recommend to the Board the selection and compensation of the "principal officers." The NEC Committee met [x] times in 2017, and acted [x] times by unanimous written action.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Independence of Certain Directors
Allianz Life is not subject to the independence standards of the New York Stock Exchange or any other national securities exchange, but is subject to the independence standards required under the Model Audit Rule. Applying the independence standards of the Model Audit Rule to the current members of the Board, the Board has determined that Messrs. Frank, Clark and Walker, and former director Mr. Conway, are "independent" under the Model Audit Rule.
Code of Ethics
All of our officers and employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are subject to the Allianz Life Code of Ethics.
Section 16(a) Beneficial Ownership Reporting Compliance
Not applicable.
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
In this section, we provide an overview of the goals and principal components of our executive compensation program and describe how we determine the compensation of our "Named Executive Officers" or "NEOs." For 2017, our NEOs were:
•	Walter White, President and Chief Executive Officer
•	William Gaumond, Senior Vice President, Chief Financial Officer and Treasurer
•	Thomas Burns, Senior Vice President and Chief Distribution Officer
•	Neil McKay, Senior Vice President and Chief Actuary
•	Robert DeChellis, Field Senior Vice President, Broker Dealer Distribution
The details of each NEO's compensation may be found in the Summary Compensation Table and other compensation tables included in this Executive Compensation section.
Executive Summary
Allianz Life's compensation programs are intended to align our NEOs' interests with those of our ultimate stockholder. Our indirect stockholder is Allianz SE, the ultimate parent company of Allianz Life. Allianz Life's compensation programs are designed to reward performance that meets or exceeds the goals established by the Compensation Committee, a management committee of Allianz Life, which is an indirect subsidiary of Allianz SE. Allianz Life is tasked with establishing the executive compensation philosophy. In line with Allianz Life's compensation philosophy described below, the total compensation received by our NEOs will vary based on individual and corporate performance in light of annual and long-term performance goals. Our NEOs' total compensation is composed of a mix of annual base salary, annual cash awards based on corporate objectives and executive performance factors and long-term equity incentive awards in the form of restricted stock units of the equity securities of Allianz SE.
Compensation Philosophy and Strategy
Overview
The overriding goal of Allianz Life's executive compensation programs is to attract, retain and motivate top-performing executive officers who will dedicate themselves to long-term financial and operational success. To this end, Allianz Life has structured the executive compensation programs to foster a pay-for-performance management culture by:
•
providing total compensation opportunities that are competitive with the levels of total compensation available at the large diversified financial services companies with which Allianz Life most directly competes in the marketplace;

•
setting performance metrics and objectives for variable compensation arrangements that reward executives for attaining both annual targets and medium-range and long-term business objectives, thereby providing individual executives with the opportunity to earn above-average compensation by achieving above-average results;

•
establishing equity-based arrangements that align executives' financial interests with those of Allianz SE by ensuring executives have a material financial stake in the equity value of Allianz SE and the business success of its affiliates; and

•	structuring compensation packages and outcomes to foster internal pay equity.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Compensation Components
To support this pay-for-performance strategy, Allianz Life's total compensation program provides a mix of compensation components that bases the majority of each executive's compensation on their success and on an assessment of each executive's overall contribution to that success.
Compensation Element	Description	Objective
Base Salary
Fixed rate of pay that compensates employees for fulfilling their basic job responsibilities. For NEOs, increases are generally provided in the case of a significant increase in responsibilities or a significant discrepancy versus the market.
Attract and retain high-caliber leadership.
Annual Incentive Plan	Incentive compensation that promotes and rewards the achievement of annual performance objectives through awards under the Allianz Life Annual Incentive Plan ("AIP").	▪ Link compensation to annual performance results. ▪ Attract and motivate high-caliber leadership. ▪ Align the interests of NEOs and our stockholder.
Variable Compensation Plan	Variable compensation that promotes and rewards the achievement of annual performance objectives through awards under the Variable Compensation Immediate and Deferred Plan.	▪ Link compensation to annual performance results. ▪ Motivate and retain high-caliber leadership with long-term vesting.
Long-Term Incentives
Incentive compensation that promotes and rewards the achievement of long-term performance objectives through awards under the Allianz Life Long-Term Performance Unit Plan ("ALTPUP").
In the case of Allianz Life's Chief Executive Officer, Walter White, he is eligible to receive annual awards through the Allianz SE Mid-Term Bonus Plan instead of the ALTPUP.
▪ Link compensation to annual and multi-year performance results. ▪ Motivate and retain high-caliber leadership with multi-year vesting. ▪ Align the interests of NEOs and our stockholder.
Performance-Based Equity Incentives
Incentive compensation through restricted stock unit awards made under the Allianz Equity Incentive Plan ("AEI") that promotes and rewards the achievement of senior executive officers. The AEI replaced the Allianz Group Equity Incentives Plan 2007 ("GEI").
▪ Retain high-caliber leadership with multi-year vesting. ▪ Align the interests of NEOs and our stockholder.
Severance Arrangements	Severance payments to employees, including NEOs, under certain company-initiated termination events.	Compensate employees for situations where the employee's position is eliminated as a result of outsourcing, merger or other corporate transaction.
Perquisites-Benefits
Perquisites provided to our NEOs include employer matching contributions to the NEOs' 401(k) plans and may also include the payment of life insurance premiums, relocation reimbursements, reimbursements for financial planning and tax preparation services and reimbursements of spousal travel expenses.
Provide market competitive total compensation package.
In addition, Allianz Life offers all employees, including our NEOs, broad-based benefits, including comprehensive medical, dental and vision insurance, group term life insurance and participation in a 401(k) plan.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

How Compensation Decisions Are Made
Role of the Board of Directors and Compensation Committee
The framework governing the executive compensation policies for Allianz Life, except as such policies relate to the compensation for the Chief Executive Officer, is set through the Compensation Committee. Decisions affecting the compensation of the Chief Executive Officer are outside the scope of the Compensation Committee. Any such decisions are made by Allianz SE, subject to review by the NEC Committee, and final approval by Allianz Life's Board of Directors. With respect to the compensation of other "principal officers" selected by the Board for purposes of the duties of the NEC Committee under Minn. Stat. § 60D.20, subd. 3(d), the Compensation Committee's decision are similarly subject to review by the NEC Committee and final approval by the Board. The "principal officers" include the Chief Executive Officer, Chief Financial Officer and General Counsel. The Board has delegated the following responsibilities to the Compensation Committee:
•
In general, establish the compensation philosophy and strategy of Allianz Life and oversee the development and implementation of compensation, benefit and perquisite programs for corporate executives consistent with the principles of ensuring that leadership is compensated effectively in a manner consistent with the stated compensation strategy, internal equity considerations, competitive practices, shareholder interests, and the requirements of any applicable regulatory bodies in order to attract and retain high-quality leadership.

•	Review and approve the establishment of, or material modification to, any executive incentive compensation plans or programs for Allianz Life.
•
Review and approve any special benefits, perquisites or compensation contracts in effect for, or offered to, any prospective, current or former Allianz Life employee, regardless of the employee's level or assignment within Allianz Life. Such benefits and perquisites are those that are unusual or different than the benefits offered to all similarly-situated employees.

•
Review and approve any employment agreements or any severance, change in control or similar termination arrangements or agreements proposed to be made with any prospective, current or former employee of Allianz Life. This does not include special termination agreements, separation or settlement agreements negotiated in connection with and at the time of termination of an executive's employment.

•	Review and approve compensation decisions.
•
Oversee Allianz Life's compliance with regulations with respect to compensation matters and ensure adherence to the set principles and standards of the Allianz Group Rewards Framework and German regulations.

The Compensation Committee will at all times be composed of at least five members who are appointed by the full Board of Directors of Allianz Life. The Compensation Committee currently consists of the following members: the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, and the Chief Human Resources Officer. The Compensation Committee also utilizes internal personnel to provide advice to the Compensation Committee regarding market trends in compensation policies at competing companies and on a more macro level.
Following its review and decision, the Compensation Committee produces and submits a report on executive compensation to Allianz Life's Board of Directors at its request. With respect to the compensation of "principal officers" selected by the Board for purposes of the duties of the NEC Committee under Minnesota Statutes § 60D.20, subd. 3(d), the Compensation Committee produces and submits a report on executive compensation proposed for the designated "principal officers", to the NEC Committee for its review and recommendation to the Board for final approval.
Role of the Chief Executive Officer
Our Chief Executive Officer assists the Compensation Committee in its review of the total compensation of all the NEOs except himself. He provides the Compensation Committee with his assessment of their performances relative to the corporate and individual goals and other expectations set for them for the preceding year. He then provides his recommendations for each NEO's total compensation and the appropriate goals for each in the year to come. However, the Compensation Committee is not bound by his recommendations.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Role of Allianz Life's Human Resources
Allianz Life's Human Resources supports the Compensation Committee on executive compensation matters by being responsible for many of the organizational and administrative tasks that underlie the compensation review and determination process and making presentations on various topics. Allianz Life's Human Resources' efforts include, among other things:
•	evaluating the compensation data from industry groups, national executive pay surveys and other sources for the NEOs and other executive officers as appropriate;
•	gathering and correlating performance ratings and reviews for individual executive officers, including the NEOs;
•	reviewing executive compensation recommendations against appropriate market data and for internal consistency and equity; and
•	reporting to, and answering requests for, information from the Compensation Committee.
Allianz Life's Human Resources officers also coordinate and share information with their counterparts at Allianz SE.
Use of Competitive Compensation Data
Because Allianz Life competes most directly for executive talent with other large diversified financial services companies, they regard it as essential to regularly review the competitiveness of the total compensation programs for executives to ensure that Allianz Life provides compensation opportunities that compare favorably with the levels of total compensation offered to similarly situated executives by other companies that participate in the compensation surveys with which it participates. Allianz Life relies primarily on external market surveys of corporate compensation and benefits published by various national compensation consulting firms, especially salary surveys focusing on insurance companies. In addition, other factors taken into account include the average revenues and number of employees of companies that participate in such surveys.
All these information sources are employed to measure and compare actual pay levels not only on an aggregate, total compensation basis but by breaking down the total compensation program component by component to review and compare specific compensation elements as well as the particular mixes of fixed versus variable, short-term versus long-term and cash versus equity-based compensation at the surveyed companies. This information, as collected and reviewed by Allianz Life's Human Resources, is submitted to the Compensation Committee for review and discussion.
Internal Pay Equity Analysis
Allianz Life's compensation programs are designed with the goal of providing compensation to our NEOs that is fair, reasonable, and competitive. To achieve this goal, Allianz Life believes it is important to compare compensation paid to each NEO not only with compensation paid by the surveyed companies, as discussed above, but also with compensation paid to each of our other NEOs. Such an internal comparison is important to ensure that compensation is equitable among our NEOs.
Components of Total Compensation For Our NEOs
Allianz Life provides total compensation to our NEOs that consists of several components. These components include the three components of the total compensation program (i.e., base salary, annual and multi-year incentives and equity) as well as: (i) retirement, health and other benefit programs, (ii) severance benefits and (iii) perquisites.
Base Salary
Allianz Life's philosophy is to make base salary a relatively small portion of the overall compensation package for our NEOs, which it believes is common in the industry in which we operate. The amount of the base salary awarded to NEOs is based on the position held, the NEO's career experience, the scope of the position's responsibilities and the NEO's own performance, all of which are reviewed with the aid of market survey data. Using this data, Allianz Life maintains a 50th percentile pricing philosophy, comparing base salaries against the median for comparable salaries at surveyed companies, unless exceptional conditions require otherwise.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

NEO compensation is determined based on the achievement of specific corporate and individual performance objectives. In determining the amount of each NEO's base salary, the Compensation Committee considers the scope of their responsibilities, taking into account available competitive market compensation paid by other companies for similar positions. With respect to the base salary of our Chief Executive Officer, the Chairman of the Board considered the Chief Executive Officer's experience, performance, and contribution to overall corporate performance when determining his base salary for 2017 for recommendation to the NEC Committee. Base salaries for our other NEOs for 2017 were also set by the Compensation Committee based upon each NEO's individual experience and contribution to the overall performance of Allianz Life, and subject to Allianz SE Compensation Committee reviews and, with respect to the base salaries of "principal officers" selected by Allianz Life's Board of Directors for purposes of the duties of the NEC Committee under Minnesota Statutes § 60D.20, subd. 3(d), subject to NEC Committee review and recommendation to the Board for final approval.
AIP
Allianz Life offers annual cash bonuses to certain executive officers under the AIP. The AIP is designed to improve performance and profitability by motivating employees to accomplish organizational objectives and financial goals. Bonus awards that may be paid pursuant to the AIP are within the sole discretion of the Compensation Committee and are intended to:
•	reward the performance of participants who have made significant contributions to the achievement of annual goals and objectives;
•	provide an incentive that will encourage future superior individual performance; and
•	encourage the retention of employees who have demonstrated exceptional performance and/or are anticipated to significantly contribute to the long-term success of Allianz Life.
Over the course of the year, the Compensation Committee developed a specific amount of cash awards to be made pursuant to the AIP to executive officers, including our NEOs, for the 2017 operating year. The amount determined to be available for such awards was at the discretion of the Compensation Committee and was dependent upon many factors as outlined previously, including, but not limited to, current financial performance and contributions of our NEOs in achieving performance objectives, and with respect to the awards to the "principal officers" selected by Allianz Life's Board for purposes of the duties of the NEC Committee under Minnesota Statutes § 60D.20, subd. 3(d), subject to NEC Committee review and recommendation to the Board for final approval.
Variable Compensation
Our Field Vice President, Broker Dealer Distribution participates in Variable Compensation. The purpose of Variable Compensation is to reward Allianz Life employees that have a significant influence over the sales objectives of the business for their contributions. Sales objectives are defined along with payout targets for various levels of performance against those objectives. The total payout is calculated based on the full year performance of the defined sales objectives. There are two components to this payment, a portion that is paid on March 31st following the calendar year for the sales objectives and a portion that is subject to mandatory deferral.
Long-Term Incentives
The purpose of the ALTPUP is to advance the interests of Allianz Life, including Allianz Life of New York, and our indirect stockholder. The ALTPUP seeks to accomplish this purpose by providing an incentive in addition to current compensation to certain individuals within designated classes of employees of Allianz Life who contribute significantly to their company's long-term performance. Such incentive shall be in the form of Long-Term Performance Units ("ALTPUP Units"), which are contingent awards, subject to the terms, conditions and restrictions described in the ALTPUP and the Award Agreement under which such awards are made, by which participants in the ALTPUP may become entitled to receive cash upon the redemption of the ALTPUP Units on the valuation date. The award of ALTPUP Units is discretionary and any payments from the ALTPUP are intended to:
•	reward the performance of participants who have made significant contributions to the achievement of their company's annual goals and objectives,
•	provide an incentive that will encourage future superior individual performance, and
•	encourage the retention of employees who have demonstrated exceptional performance and/or are anticipated to significantly contribute to the long-term success of their company.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

The Compensation Committee (and, with respect to those NEOs that are "principal officers" for purposes of the NEC Committee's duties, the NEC Committee with final approval of Allianz Life's Board of Directors) reviewed the performance of our NEOs following the end of our 2017 fiscal year relative to the long-term equity incentive and retention awards program.
Targeted levels of bonus awards made pursuant to the ALTPUP for our NEOs were established by the Compensation Committee (or, in the case of those NEOs that are "principal officers" for purposes of the NEC Committee's duties, the NEC Committee with final approval of the Board) based on a number of factors related to the performance of Allianz Life and Allianz Life of New York, and the performance of the NEO. Maximum bonus awards made to our NEOs pursuant to the ALTPUP are set to two times the target amount for each NEO. See footnote (2) to the Summary Compensation Table for the specific amounts awarded to each NEO for the year ended December 31, 2017.
Our Chief Executive Officer receives cash awards pursuant to the terms of the Allianz SE Mid-Term Bonus Plan instead of the ALTPUP. The Allianz SE Mid-Term Bonus Plan covers business performance over a non-rolling three-year period. The minimum payout is zero and the maximum payout is [xxx]% of the target amount set by the Compensation Committee. Target award amounts generally focus on performance of Allianz Life and Allianz Life of New York, including the growth and operating profit and achievement of goals set by Allianz Life. At the end of each three-year period, the performance of Allianz Life is assessed, along with relevant comparable company comparisons. Proposed incentive awards are endorsed by the Allianz SE Board of Management and approved by the respective Compensation Committee and with respect to the "principal officers" for purposes of the NEC Committee's duties, by the NEC Committee for final approval by the Board.
AEI
The AEI is (a) one part of the variable compensation element for senior executives and provided under the Allianz Sustained Performance Plan ("ASPP") or (b) offered by Allianz Life to selected senior employees as an additional part of their variable compensation on a case to case basis. The AEI is granted in the form of restricted stock units of Allianz SE ("RSUs").
Benefit Perquisites
Allianz Life provides our NEOs with certain limited perquisites. All of our employees, including our NEOs, may participate in the qualified 401(k) plan. Allianz Life and Allianz Life of New York generally provide our executive officers, including our NEOs, with a matching contribution up to $[xxxxx] annually. In addition, Allianz Life and Allianz Life of New York provide excess liability insurance coverage to all of our NEOs and provide financial planning and tax preparation services, relocation reimbursements and reimbursements of spousal travel expenses to certain of our NEOs. The incremental costs of perquisites for the NEOs during 2017 are included in the column entitled "All Other Compensation" in the Summary Compensation Table included in this section.
Severance Arrangements
We have entered into an Executive Severance Agreement with our Chief Executive Officer, Walter White, which is described in the "Allianz Life Executive Severance Agreement" discussion later in this section. We have not entered into any other specific severance agreements with any of our NEOs.
The remainder of our NEOs are subject to severance payments under either the Executive Severance Plan or the Severance Allowance Plan. If an NEO is eligible to receive severance payments pursuant to the Executive Severance Plan, he or she is not eligible to receive severance payments under the Severance Allowance Plan.
Other than the Executive Severance Plan and the Severance Allowance Plan, which are described later in this section, our NEOs (except for Walter White) are not eligible for severance payments. Certain of our executive officers receive offer letters which set forth the terms relating to base salary, sign-on incentives and equity compensation. However, Allianz Life does not view these offer letters as employment agreements as each offer letter states that employment with Allianz Life is "at will."
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Other Compensation Policies
Tax and Accounting Implications
Stock-Based Compensation. Stock-based compensation, including Allianz SE stock appreciation rights (SARs) and Allianz SE restricted stock units (RSUs) granted pursuant to the AEI, are accounted for in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718. Under the FASB ASC Topic 718, the fair value of the SARs is estimated at the date of grant using the Black-Scholes-Merton option-pricing model, which requires the use of certain subjective assumptions. The most significant of these assumptions are the estimates on the expected term, volatility and forfeiture rates of the awards. Forfeitures are not estimated due to the limited history but are reversed in the period in which forfeiture occurs. As required under the accounting rules, valuation assumptions are reviewed at each grant date and, as a result, are likely to change the valuation assumptions used to value stock-based awards granted in future periods. The fair value of the RSUs at grant is the arithmetic average of the closing prices of an Allianz SE share in the electronic cash market trading system Xetra (or any successor system) on that day and the nine immediately preceding trading days, less the present value of dividends expected to be paid on one Allianz SE share over the vesting period.
Deductibility of Executive Compensation. When analyzing both total compensation and individual elements of compensation paid to our NEOs, the Compensation Committee considers the income tax consequences of compensation policies and procedures. In particular, the Compensation Committee considers Section 162(m) of the Internal Revenue Code, which limits the deductibility of non-performance-based compensation paid to certain of the NEOs to $1,000,000 per affected NEO. The Compensation Committee intends to balance its objective of providing compensation to our NEOs that is fair, reasonable, and competitive with the capability to take an immediate compensation expense deduction. Allianz Life's Board of Directors believes that the best interests of Allianz Life, Allianz Life of New York and their stockholder are served by executive compensation programs that encourage and promote their principal compensation philosophy, enhancement of stockholder value, and permit the Compensation Committee to exercise discretion in the design and implementation of compensation packages. Accordingly, Allianz Life and Allianz Life of New York may from time to time pay compensation to its NEOs that may not be fully tax deductible, including certain bonuses and RSUs. Units granted under the ALTPUP are intended to qualify as performance-based compensation under Section 162(m) and are generally fully deductible. Allianz Life will continue to review its executive compensation plans periodically to determine what changes, if any, should be made as a result of the limitation on deductibility.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Summary Compensation Table
The following table sets forth the compensation paid by Allianz Life during the year ended December 31, 2017 to our principal executive officer, our principal financial officer and each of the three highest paid NEOs who are involved in the management and operations of Allianz Life. The executive compensation information in this prospectus is shown for a one-year period, in accordance with Regulation S-K Item 402, Instruction 1 to Item 402(c).
Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
(a)	(b)	(c)	(d)	(e)(1)	(f)	(g)(2),(3)	(h)	(i)(4)	(j)
Walter White	2017	$[xxx]	N/A	$[xxx]	N/A	$[xxx]	N/A	$[xxx]	$[xxx]
President and Chief
Executive Officer
William Gaumond	2017	$[xxx]	N/A	$[xxx]	N/A	$[xxx]	N/A	$[xxx]	$[xxx]
Senior Vice President
and Chief Financial
Officer
Thomas Burns	2017	$[xxx]	N/A	$[xxx]	N/A	$[xxx]	N/A	$[xxx]	$[xxx]
Senior Vice President
and Chief Distribution
Officer
Neil McKay	2017	$[xxx]	N/A	$[xxx]	N/A	$[xxx]	N/A	$[xxx]	$[xxx]
Senior Vice President
and Chief Actuary
Robert DeChellis	2017	$[xxx]	N/A	$[xxx]	N/A	$[xxx]	N/A	$[xxx]	$[xxx]
Field Senior Vice
President, Broker
Dealer Distribution
(1)
Represents the grant date fair value of the RSUs issued pursuant to the AEI. The RSUs vest over a four-year period. The RSUs issued in 2018 for the 2017 performance year have a [xxxx] exercise date. The grant price of the RSUs was the arithmetic average of the closing prices of an Allianz SE share in the electronic cash market trading system Xetra (or any successor system) on that day and the nine immediately preceding trading days, less the present value of dividends expected to be paid on one Allianz SE share over the vesting period. These numbers show the amount realized for financial reporting purposes as calculated in accordance with the FASB ASC Topic 718. Under FASB ASC Topic 718, the grant date fair value is calculated using the closing market price of the common stock of Allianz SE on the date of grant, which is then recognized over the requisite service period of the award.

(2)	Includes the following payments and grants made pursuant to the AIP and the ALTPUP and the Variable Compensation Immediate and Deferred Plan.
Name	Year	Payments made pursuant to the AIP	Grants made pursuant to the ALTPUP(3)	Payments made pursuant to the Variable Compensation Immediate & Deferred Plan
Walter White	2017	$[xxx]	$[xxx]	$[xxx]
William Gaumond	2017	$[xxx]	$[xxx]	$[xxx]
Thomas Burns	2017	$[xxx]	$[xxx]	$[xxx]
Neil McKay	2017	$[xxx]	$[xxx]	$[xxx]
Robert DeChellis	2017	$[xxx]	$[xxx]	$[xxx]
(3)	Walter White, as Chief Executive Officer, participates in the global Allianz SE Mid-Term Bonus Program rather than the ALTPUP.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

(4)	The following table provides additional details regarding compensation found in the "All Other Compensation" column.
Name	Year	Spousal Travel (5)	Milestone/ Anniversary/ Recognition(6)	Life Insurance Premiums	Employer Match to 401(k) Plan	ASAAP Cont-ribution(7)	ESPP Imputed Income(8)	Total
Walter White	2017	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]
William Gaumond	2017	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]
Thomas Burns	2017	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]
Neil McKay	2017	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]
Robert DeChellis	2017	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]	$[xxx]
(5)	Represents reimbursement or payments made to defray the costs of a spouse's travel.
(6)	Represents Milestone Anniversary Program, which pays a bonus at three and five year anniversaries, and then every five years thereafter.
(7)	Represents company matching contribution to the Allianz Supplemental Asset Accumulation Plan for deferrals in excess of IRS compensation limit.
(8)	Represents value of the discount associated with stock purchases in the Employee Stock Purchase Plan.
Performance-Based Incentive Compensation Plans
AIP
The AIP is intended to provide an incentive that will encourage superior individual performance and encourage retention of employees who are anticipated to significantly contribute to future success. The AIP seeks to accomplish this purpose by providing a bonus opportunity to eligible employees who have made significant contributions during the plan year to the achievement of annual goals and objectives.
The Compensation Committee or other duly authorized committee determines allocation of bonus awards to employees. With respect to "principal officers" for purposes of the NEC Committee's duties, the NEC Committee recommends to Allianz Life's Board of Directors awards for final approval. The guidelines for target awards are meant to be illustrative of competitive market bonuses for similar job levels in the marketplace. While the target awards may be used for illustrative, budget planning or distribution scenarios, all bonus awards are discretionary and are in no way guaranteed.
Variable Compensation
Variable Compensation is intended to reward the Field Vice President, Broker Dealer Distribution for attainment of various sales objectives. The minimum payout is zero and the maximum payout is 200% of the target amount. Once the total Variable Compensation has been determined, the payout is then split into a portion that is paid immediately (each year on March 31st) and a portion that is subject to a mandatory deferral period. These two portions are called Variable Compensation – Immediate, and Variable Compensation – Deferred respectively. The Variable Compensation – Deferred portion is subject to a 3-year cliff vesting schedule where Variable Compensation – Deferred payments are not eligible for withdrawal until January 1st three full years following the year for which the calculated compensation pertains. Payments pertaining to the 2017 calendar year will become eligible for withdrawal on January 1, 2021.
ALTPUP
In order to be eligible for ALTPUP awards, individuals must be nominated by the business unit and approved by the Compensation Committee and with respect to "principal officers" for purposes of the NEC Committee's duties, by the NEC Committee with final approval by the Board. Receipt of an ALTPUP award one year is not a guarantee that an ALTPUP award will be granted in subsequent years. The ALTPUP incentive is in the form of ALTPUP Units, which have a target value of $[xx]. The threshold value is $[xx] and the maximum value is $[xx]. The ALTPUP consists of three-year award periods, and one-third of the ALTPUP Units pay out each year over the three-year award period. The valuation date is December 31 at the end of each performance year, unless the Compensation Committee in its discretion selects an earlier date.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Allianz SE Mid-Term Bonus Plan
Our Chief Executive Officer receives cash awards pursuant to the terms of the Allianz SE Mid-Term Bonus Plan instead of the ALTPUP. The Allianz SE Mid-Term Bonus Plan covers business performance over a non-rolling three-year period. The minimum payout is zero and the maximum payout is [xx]% of the target amount set by the Compensation Committee. Target award amounts generally focus on company performance, including growth and operating profit and achievement of goals set by Allianz Life. At the end of each three-year period, the performance of Allianz Life is assessed, along with relevant company comparisons. Proposed incentive awards are endorsed by the Allianz SE Board of Management and approved by the Compensation Committee and with respect to the "principal officers" for purposes of the NEC Committee's duties, by the NEC Committee for final approval by the Board.
AEI
The AEI is designed to recognize the participant's continuous employment with Allianz Life over the relevant period and shall be an incentive to continue in employment. Grants and payments under the AEI will only be made if the participant (i) is employed with Allianz Life at the date of grant, (ii) remains employed with Allianz Life during the vesting period of the RSU, and (iii) has not voluntarily left employment prior to retirement or been terminated for cause. The securities issuable under the AEI are RSUs. An RSU constitutes the right to receipt of the market value of Allianz SE common stock at the time of exercise. This amount will be paid in cash, Allianz SE stock, or other consideration at the sole discretion of Allianz Life. RSUs are subject to a four-year vesting period. At the end of the four-year period, the RSUs are exercised uniformly for all participants, provided they remain employed by Allianz Life or are pensioners. The grant at fair value cannot be greater than 165% of a participant's target amount. The maximum value of an exercise is an increase of 200% over the grant value (i.e., 300% of the grant value).
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Grants of Plan-Based Awards
The following table provides additional information about plan-based compensation disclosed in the Summary Compensation Table. This table includes both equity and non-equity awards granted during the year ended December 31, 2017.
Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1),(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3),(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Walter White	[xx/xx/xxxx]
RSUs (under AEI)					$[xx]	$[xx]	$[xx]
AIP Award		$[xx]	$[xx]	$[xx]
Midterm Bonus Plan		$[xx]	$[xx]	$[xx]
William Gaumond	[xx/xx/xxxx]
RSUs (under AEI)					$[xx]	$[xx]	$[xx]
AIP Award		$[xx]	$[xx]	$[xx]
ALTPUP Award		$[xx]	$[xx]	$[xx]
Thomas Burns	[xx/xx/xxxx]
RSUs (under AEI)					$[xx]	$[xx]	$[xx]
AIP Award		$[xx]	$[xx]	$[xx]
ALTPUP Award		$[xx]	$[xx]	$[xx]
Neil McKay	[xx/xx/xxxx]
RSUs (under AEI)					$[xx]	$[xx]	$[xx]
AIP Award		$[xx]	$[xx]	$[xx]
ALTPUP Award		$[xx]	$[xx]	$[xx]
Robert DeChellis	[xx/xx/xxxx]
RSUs (under AEI)					$[xx]	$[xx]	$[xx]
AIP Award		$[xx]	$[xx]	$[xx]
ALTPUP Award		$[xx]	$[xx]	$[xx]
Variable Compensation		$[xx]	$[xx]	$[xx]
(1)
The target and maximum columns show the target award and maximum award for 2017 for each NEO under the AIP. There is no threshold amount for any participant in the AIP. The actual 2017 awards granted to the NEOs are listed in the Non-Equity Incentive Compensation column of the Summary Compensation Table. AIP target and maximum awards are a pre-designated percentage of base salary determined at the executive's level.

(2)
The target and maximum columns show the target award and maximum award for 2017 for each NEO under the ALTPUP. Under the ALTPUP, all awards are discretionary. To the extent that awards are made, the minimum amount of an award will equal at least [xx]% of the target amount as determined by the Compensation Committee (or with respect to "principal officers" for purposes of the NEC Committee's duties, the NEC Committee with final approval of the Board). The actual 2017 awards granted to the NEOs are listed in the Non-Equity Incentive Compensation column of the Summary Compensation Table. ALTPUP target and maximum awards are a pre-designated percentage of base salary determined at the executive's level.

(3)
RSUs have a vesting schedule as disclosed in the footnotes to the Summary Compensation Table. See "Outstanding Equity Awards at December 31, 2017" for disclosure regarding the number of RSUs that are unvested as of December 31, 2017.

(4)
The target and maximum columns show the target award and maximum award for 2017 for each NEO under the AEI. There is no threshold amount for any participant in the AEI. The actual 2017 awards granted to the NEOs are listed in the Stock Awards column of the Summary Compensation Table.

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Outstanding Equity Awards at December 31, 2017
The following table sets forth the outstanding equity awards at the December 31, 2017 fiscal year-end. The table shows SARs and RSUs, granted pursuant to the AEI.
Name	SARs					RSUs
	Number of Securities Underlying Unexercised SARs Exercisable	Number of Securities Underlying Unexercised SARs Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned SARs	SAR Base Price	SAR Expiration Date	Number of RSUs That Have Not Vested	Market Value of RSUs That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned RSUs That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned RSUs That Have Not Vested
(a)	(b)(1)	(c)	(d)	(e)	(f)	(g)(2)(3)	(h)(4)	(i)	(j)
Walter White	[xxx]	N/A	N/A	N/A	[x/x/xxxx]			N/A	N/A
						[xxx]	[xxx]
						[xxx]	[xxx]
						[xxx]	[xxx]
						[xxx]	[xxx]
William Gaumond	[xxx]	N/A	N/A	N/A	[x/x/xxxx]			N/A	N/A

						[xxx]	[xxx]
						[xxx]	[xxx]
						[xxx]	[xxx]
						[xxx]	[xxx]
Thomas Burns	[xxx]	N/A	N/A	N/A	[x/x/xxxx]			N/A	N/A
						[xxx]	[xxx]
						[xxx]	[xxx]
						[xxx]	[xxx]
						[xxx]	[xxx]
Neil McKay	[xxx]	N/A	N/A	N/A	[x/x/xxxx]			N/A	N/A

						[xxx]	[xxx]
						[xxx]	[xxx]
						[xxx]	[xxx]
						[xxx]	[xxx]
Robert DeChellis	[xxx]	N/A	N/A	N/A	[x/x/xxxx]			N/A	N/A
						[xxx]	[xxx]
						[xxx]	[xxx]
						[xxx]	[xxx]
						[xxx]	[xxx]
(1)	There is a two-year vesting period for exercisable securities underlying unexercised SARs.
(2)
Represents unvested RSUs issued pursuant to the AEI. RSUs issued under the AEI during 2016 are subject to a four-year vesting period from the grant date. At the end of the respective vesting period, the RSUs are exercised uniformly for all participants, provided they remain employed by Allianz Life or are pensioners.

(3)
For each of the NEOs, the number of RSUs listed on the first line expired 2017, the RSUs listed on the second line expire 2018, the RSUs listed on the third line expire 2019, and the RSUs listed on the fourth line expire 2020.

(4)	Based on an assumed stock price of $164.02 per share, which was the closing stock price of Allianz SE common stock on December 31, 2016, converted from Euros into U.S. dollars.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Allianz SE Option Exercises and Stock Grants Vested in 2017
The following table summarizes the value received from Allianz SE stock option exercises and stock grants vested during the year ended December 31, 2017.
Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Walter White	--	$0	[xxx]	$[xxx]
William Gaumond	--	$0	[xxx]	$[xxx]
Thomas Burns	--	$0	[xxx]	$[xxx]
Neil McKay	--	$0	[xxx]	$[xxx]
Robert DeChellis	--	$0	[xxx]	$[xxx]
(1)	Represents Allianz SE SARs that were exercised during 2017 pursuant to the GEI. Amounts realized were paid in cash.
(2)	Represents Allianz SE RSUs that were exercised during 2017 pursuant to the GEI and AEI. Amounts realized were paid in cash.
Allianz Life Executive Severance Agreement
Allianz Life entered into an Executive Severance Agreement with our Chief Executive Officer, Walter White, with an expiration date of December 31, 2018. The severance arrangements for Mr. White are prescribed by the Executive Severance Agreement.
Pursuant to the Executive Severance Agreement, Mr. White is entitled to lump sum cash payments upon separation of $1,648,000 in the event he is terminated without "cause" as defined in the Executive Severance Agreement. In addition, pursuant to the Executive Severance Agreement, Mr. White is also bound by other restrictive covenants, including covenants relating to confidentiality and non-disparagement. Mr. White would also be entitled to continuation of medical and dental benefits at the employee premium rates for a period of 18 months following termination.
The remainder of our NEOs are subject to severance payments under either the Executive Severance Plan or the Severance Allowance Plan. If an NEO is eligible to receive severance payments pursuant to the Executive Severance Plan, he or she is not eligible to receive severance payments under the Severance Allowance Plan. The terms of each of these plans are set forth below.
Executive Severance Plan
Executive officers who have the title of Senior Vice President or above and report directly to a senior executive officer at a specific level are eligible to receive severance allowance benefits under the Executive Severance Plan. For the year ended December 31, 2016, the NEOs eligible for severance benefits under this plan were William Gaumond, Thomas Burns, and Neil McKay. The purpose of the Executive Severance Plan is to provide severance benefits to executive officers whose employment is involuntarily terminated in order to assist with job transition. Pursuant to the Executive Severance Plan, eligible executive officers who are involuntarily terminated will receive a lump sum cash payment equal to one and one-half times their "annual base pay" in effect at the time of termination. Annual base pay, for purposes of this agreement, equals base salary and excludes special payments, such as bonuses, expense reimbursements, living or other allowances.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Severance Allowance Plan
All employees, including our NEOs, who are not eligible to receive severance benefits under the Executive Severance Plan, are subject to severance payments under the Severance Allowance Plan. For the year ended December 31, 2016, the NEO eligible for severance benefits under this plan was Robert DeChellis. The Severance Allowance Plan provides that employees who are terminated for certain company-initiated reasons are eligible to receive a severance payment in an amount based on the employee's weekly base pay multiplied by the number of weeks set forth in the Severance Allowance Plan. Employees are generally eligible for severance payments if they are terminated for the following reasons:
•	employee's position is eliminated;
•	employee's position is outsourced; or
•	employee's position is eliminated in connection with a sale or merger or other corporate transaction..
The following table shows the lump sum payments that would have been payable to each of our NEOs had they been terminated on December 31, 2017 and been eligible for severance payments pursuant to the Executive Severance Plan.
NEOs	Lump Sum Payment
Walter White	N/A(1)
William Gaumond	$[xxx]
Thomas Burns	$[xxx]
Neil McKay	$[xxx]
Robert DeChellis	$[xxx]
(1)
Mr. White is not eligible to receive payments pursuant to the Executive Severance Plan or Severance Allowance Plan. See "Allianz Life Executive Severance Agreement" for information regarding severance payments that Mr. White is eligible to receive upon termination of service.

Director Compensation
The following table provides information on compensation paid to the directors of Allianz Life for the year ended December 31, 2017.
Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Jacqueline Hunt(2) Chairman of the Board	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Walter White(3) President and Chief Executive Officer	N/A	N/A	N/A	N/A	N/A	N/A	N/A
William Gaumond(3) Senior Vice President, Chief Financial Officer and Treasurer	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Giulio Terzariol(2) Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ronald M. Clark Independent Director	$[xxx]	N/A	N/A	N/A	N/A	N/A	$[xxx]
Kevin E. Walker Independent Director	$[xxx]	N/A	N/A	N/A	N/A	N/A	$[xxx]
Udo Frank Independent Director	$[xxx]	N/A	N/A	N/A	N/A	N/A	$[xxx]
1	Represents cash compensation provided to our independent directors for the year ended December 31, 2017.
2	Ms. Hunt and Mr. Terzariol did not receive any compensation for their services as a director since they are not independent directors.
3
As employee directors, Messrs. White and Gaumond do not receive any compensation for their service as directors. The compensation Messrs. White and Gaumond receive as executive officers of Allianz Life is disclosed in the Summary Compensation Table as set forth herein.

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
We are an indirect wholly owned subsidiary of Allianz SE. Allianz SE's principal executive offices are located at Königinstrasse 28, 80802 Munich, Germany. As of March 31, 2017, the directors and executive officers of Allianz Life held less than 1% of Allianz SE's ordinary shares issued and outstanding.
We are not aware of any arrangements that may at a later date result in a change in control of Allianz Life.
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS
We are a wholly owned subsidiary of AZOA, which is a wholly owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly owned subsidiary of Allianz SE, our ultimate parent, which is registered in Munich, Germany.
RISKS ASSOCIATED WITH THE FINANCIAL SERVICES INDUSTRY
There are a number of risks associated with the financial services industry including the insurance industry.
Legal, Regulatory, and Tax Risks
We are heavily regulated by state insurance departments and other regulators, and changes in existing or new laws and regulations may reduce our profitability and limit our growth.
We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we operate. Our insurance operations are subject to insurance laws and regulations, which are generally intended to protect policyholders, not our stockholders or creditors. Changes in existing insurance laws and regulations may materially affect the way in which we conduct our business and the products we offer.
State insurance laws regulate most aspects of our insurance business. We are domiciled in Minnesota and are primarily regulated by the Minnesota Department of Commerce, which regulates insurance companies in the State of Minnesota, and by the states in which we are licensed. State laws in the United States grant insurance regulatory authorities broad administrative powers with respect to, among other things:
•	licensing companies and agents to transact business;
•	calculating the value of assets to determine compliance with statutory requirements;
•	regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;
•	establishing statutory capital and reserve requirements and solvency standards;
•	fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;
•	restricting the payment of dividends and other transactions between insurance subsidiaries and affiliates; and
•	regulating the types, amounts, concentrations and valuation of investments.
Our asset management operations are also subject to extensive regulation in various jurisdictions. These regulations are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory authorities broad regulatory powers. Changes to these laws and regulations may adversely affect our asset management operations. We are also subject to increasing regulation under various laws and regulations governing the solvency of insurers and other financial institutions. We are also increasingly subject to detailed and comprehensive regulations governing such matters as money laundering, "know your customer," prohibited transactions with countries or counterparties subject to sanctions, and bribery and other anti-corruption measures.
We are faced with significant challenges due to the fact that our regulatory environment is evolving rapidly and supervisory authorities around the country are assuming an increasingly active and aggressive role in interpreting and enforcing regulations governing a variety of business practices, such as the escheatment of unclaimed property, in the jurisdictions where we do business. We have been and may become in the future subject to regulatory investigations and/or examinations which, together with civil actions often following these investigations, may affect our image, brand, relations with regulators and/or results of operations. We cannot predict with any certainty the potential effects that any change in applicable laws or regulations, their interpretation or enforcement, or any enactment of new regulation or legislation in the future may have on our business, consolidated results of operations and financial condition.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Our products are heavily regulated and must be approved by the individual state regulators where such products are sold. State insurance regulators and the National Association of Insurance Commissioners ("NAIC") regularly reexamine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, could have a material adverse effect on our financial condition and consolidated results of operations. The NAIC continues to change and modernize its financial and solvency requirements and regulations. These changes could have a material adverse effect on our business, consolidated results of operations and financial condition.
In December 2014, the NAIC adopted Actuarial Guideline XLVIII ("AG 48") which established a new regulatory requirement applicable to XXX and AXXX reserve financing transactions ceded to reinsurers, including affiliated reinsurers. AG 48 is an important part of the implementation of the XXX and AXXX reinsurance framework the NAIC adopted in June 2014. As adopted, AG 48 limits the type of assets that may be used as collateral to cover the XXX and AG 38 statutory reserves. In January 2016, the NAIC adopted changes to the Credit for Reinsurance Model Law, giving regulators the authority to pass regulations related to captive reserve financing transactions. In December 2016, the NAIC adopted the Term and Universal Life Insurance Reserve Financing Model Regulation ("XXX/AXXX Model Regulation") codifying the regulatory framework set forth in AG 48. Following adoption of the XXX/AXXX Model Regulation, the NAIC adopted further revisions to AG 48 effective January 1, 2017, in order to make it substantively consistent with the XXX/AXXX Model Regulation. Generally, AG 48 will cease to be effective, on a state by state basis, as individual states enact the XXX/AXXX Model Regulation. Additionally, in May 2015, the NAIC adopted proposed revisions to the preamble to the NAIC accreditation standards, which would require states to apply NAIC accreditation standards to captive reinsurers. The revisions would add captive insurance companies that assume XXX or AXXX business, variable annuities, and long-term care insurance. A state will be deemed in compliance as it relates to XXX or AXXX captives if the applicable reinsurance transaction complies with AG 48 or the XXX/AXXX Model Regulation, as applicable. The NAIC adopted further revisions to AG 48 effective January 1, 2017, in order to ensure uniformity of treatment between states, companies, and ceded policies and, to avoid confusion, to make it as substantively identical to the NAIC Term and Universal Life Insurance Reserve Financing Model Regulation as possible.
In June 2013, the New York State Department of Financial Services (the "NYDFS") released a report critical of certain captive reinsurance structures and calling, in part, for other state regulators to adopt a moratorium on approving such structures pending further review by state and federal regulators. Insurance regulators in a few states, including New York and California, have imposed a moratorium on new reinsurance transactions between life insurers domiciled in those states and captive reinsurers. Allianz Life has one active Missouri captive reinsurance subsidiary. We cannot predict what actions and regulatory changes will result from the NAIC revisions or the NYDFS report, whether additional state insurance regulators will restrict the use of captive reinsurers or what impact such changes will have on our business, consolidated results of operations and financial condition.
In 2015, the NAIC established a variable annuity issues working group to study and address regulatory issues resulting in variable annuity captive reinsurance transactions. The working group developed a draft report that suggests numerous changes to current NAIC rules and regulations that would be designed to decrease incentives for insurers to establish variable annuity captives. This report proposed adoption of changes to current rules and regulations with an initial anticipated effective date in January 2017. However, it is still unclear when such changes might take effect. If adopted, the changes could have a material adverse effect on our business, consolidated results of operations and financial condition.
Recently, certain states have adopted new laws and regulations that require life insurers to search for unreported deaths of policyholders. The National Conference of Insurance Legislators ("NCOIL") has adopted the Model Unclaimed Life Insurance Benefits Act (the "Unclaimed Benefits Act") and various states have enacted legislation based on the Unclaimed Benefits Act. The Unclaimed Benefits Act would require the implementation of procedures imposing, among other things, the following requirements: (i) comparison of accounts against a death database such as the Social Security Death Master File; (ii) investigation of any potential database matches to confirm a death; (iii) determination whether benefits are due and an attempt to locate the beneficiaries of any benefits that are due; and (iv) escheatment of the benefit to the state as unclaimed property if no beneficiary can be located.. States in which we conduct business may also consider adopting similar legislation. Further, the Uniform Law Commission released its Revised Uniform Unclaimed Property Act in 2016. Additionally, a NAIC working group is developing a model unclaimed property law. If states make changes to their unclaimed property laws based on these new model act developments, we cannot predict what impact such changes could have on our business, consolidated results of operations and financial condition.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

A number of state treasury departments and administrators of unclaimed property have audited life insurance companies for compliance with unclaimed property laws. The audits have focused on maturities of policies or contracts, i.e., policies that have exceeded limiting age with respect to death benefits that companies should treat as unclaimed property and escheat to the state. A number of life insurers, including Allianz Life, have entered into resolution agreements with state treasury departments in which the insurers agree to procedures imposing, among other things, the requirements of the Unclaimed Benefits Act discussed above.
Our business is subject to significant litigation risks in the various states in which we operate; changes in existing or new laws and government regulations in these states and/or an adverse outcome in any significant pending or future litigation or regulatory investigation may have an adverse effect on our business, financial condition, results of operations, reputation or image in the marketplace.
We have been named as defendants in lawsuits (both class actions and individual lawsuits) and involved in various regulatory investigations and examinations and may be involved in more in the future. These actions arise in various contexts, including in connection with our activities as an insurer, securities issuer, employer, investment adviser, investor and taxpayer. We cannot predict what certain lawsuits or regulatory investigations could have on our business, consolidated results of operations and financial condition.
Certain of these lawsuits and investigations seek significant or unspecified amounts of damages, including punitive damages, and certain of the regulatory authorities involved in these proceedings have substantial powers over the conduct and operations of our business. Due to the nature of certain of these lawsuits and investigations, we cannot make an estimate of loss or predict with any certainty the potential impact of these suits or investigations on our business, financial condition or results of operations.
Our products are subject to extensive regulation and failure to meet any of the complex product requirements may reduce profitability.
Our products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including, among others, state insurance regulators, state securities administrators, state banking authorities, the SEC, FINRA, the Department of Labor ("DOL") and the IRS.
For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, litigation, harm to our reputation or interruption of our operations. If this were to occur, it could adversely impact our profitability, business, consolidated results of operations and financial condition.
Laws and regulations aimed at bank and financial institutions, including the Dodd-Frank Act, could have an adverse impact on our business, financial condition and results of operations.
Currently, the U.S. federal government does not directly regulate the business of insurance. While the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") does not remove primary responsibility for the supervision and regulation of insurance from the states, Title V of the Dodd-Frank Act establishes a Federal Insurance Office ("FIO") within the U.S. Treasury Department. The FIO has authority that extends to a wide variety of lines of insurance, including life insurance and annuities. Under the Dodd-Frank Act, the FIO is charged with monitoring all aspects of the insurance industry (including identifying gaps in regulation that could contribute to a systemic crisis), recommending to the Financial Stability Oversight Council the designation of any insurer and its affiliates as a non-bank systemically important financial institution subject to oversight by the Board of Governors of the Federal Reserve System (including the administration of stress testing on capital), assisting the Treasury Secretary in negotiating "covered agreements" with non-U.S. governments or regulatory authorities, and, with respect to state insurance laws and regulation, determining whether such state insurance measures are pre-empted by such covered agreements.
Under the so-called Volcker Rule, the Board of Governors of the Federal Reserve System could impose additional capital requirements and quantitative limits on certain trading and investment activities of a non-bank systemically important financial institution.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Nonbank financial companies such as Allianz Life that are not affiliates with an insured depository institution or otherwise brought within the definition of "banking entity" generally will not be subject to the Volcker Rule's prohibitions. However, the prohibitions of the Volcker Rule could impact financial markets generally, for example, through reduced liquidity in certain markets or the exiting of positions by banking entities as the end of the conformance period approaches.
Non-bank systemically important financial institutions and certain other large financial companies can be assessed under Dodd-Frank for any uncovered costs arising in connection with the resolution of a systemically important financial company and to cover the expenses of the Office of Financial Research, an agency established by Dodd-Frank to improve the quality of financial data available to policymakers and facilitate more robust and sophisticated analysis of the financial system. To date, Allianz Life has not been designated a non-bank systemically important financial institution.
On December 12, 2013, the FIO released a study required by Title V of the Dodd-Frank Act entitled "How to Modernize and Improve the System of Insurance Regulation in the United States" (the "Report"). While the Report reflects extensive study and analysis of the broader issue of the appropriate regulatory framework for insurance, it also reviews some narrower regulatory issues that are current topics of discussion. The Report does not recommend direct federal regulation of insurance, but does recommend significantly greater federal involvement in a number of areas. Some of the recommendations outlined in the Report have been implemented. President Obama has signed the National Association of Registered Agents and Brokers Reform Act into law in January 2015, which simplifies the agent and broker licensing process across state lines. The FIO has also engaged with the supervisory colleges to monitor financial stability and identify regulatory gaps for large national and internationally active insurers. We cannot predict what impact these or any other recommendations that stem from the Report could have on our business, consolidated results of operations and financial condition.
In addition, the Dodd-Frank Act provides that the SEC may promulgate rules to provide that the standard of conduct for all broker-dealers, when providing personalized investment advice about securities to retail customers (and any other customers as the SEC may by rule provide) will be the same as the standard of conduct applicable to an investment adviser under the Investment Advisers Act of 1940. Although the full impact of such a provision can only be measured when the implementing regulations are adopted, the intent of this provision is to authorize the SEC to impose on broker-dealers fiduciary duties to their customers, similar to the duties applicable to investment advisers under existing law. FINRA has also issued a report addressing how its member firms might identify and address conflicts of interest, including those related to the introduction of new products and services and the compensation of associated persons. We cannot predict what impact these regulatory initiatives could have on our business, consolidated results of operations and financial condition.
The sales of insurance products could also be adversely affected to the extent that some or all of the third-party firms that distribute our products face heightened regulatory scrutiny and/or increased regulation that causes them to de-emphasize sales of the types of products issued by our insurance companies.
In addition, regulators and lawmakers in non-U.S. jurisdictions are engaged in addressing the causes of the financial crisis and means of avoiding such crises in the future. On July 18, 2013, the Financial Stability Board ("FSB") published its initial list of nine global systematically important insurers ("G-SIIs"), which includes Allianz SE, our ultimate parent company, based on the assessment methodology of the International Association of Insurance Supervisors (IAIS). In addition to imposition of basic capital requirements (BCR), the IAIS framework of policy measures calls for additional capital requirements (called higher loss absorbency, or HLA) for G-SIIs which engage in activities deemed to be systemically risky. Beginning in 2015, G-SIIs starting reporting BCR on a confidential basis to group-wide supervisors, subject to access by the IAIS. Beginning in 2016, G-SIIs started reporting HLA on the same basis. BCR will continue to be revised by the IAIS, and a final capital framework for G-SIIs is anticipated by 2019. HLA requirements are to be applied in 2019 to companies designated as G-SIIs in 2017. In addition, the IAIS is developing a risk-based global insurance company standard, and released a revised public consultation document on the standard in 2016. The standard will apply to all internationally active insurance groups, including G-SIIs, with final implementation to begin in 2019 following a confidential reporting period to begin in 2017. These IAIS policy measures would need to be implemented by legislation or regulation in each applicable jurisdiction, and the precise implications of being designated a G-SII are not yet clear;. However, they could have far-reaching regulatory and competitive implications for Allianz SE and adversely impact its capital requirements, profitability, ability to provide capital/financial support for its affiliates, ability to grow through future acquisitions, ability to conduct its business and overall competitive position compared to insurance groups that are not designated G-SIIs. The IAIS has also released an updated report on systemic risks related to insurance product features.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Developments related to IAIS activity could affect the way we conduct our business (including, for example, which products we offer) and manage our capital, and could require us to satisfy increased capital requirements, which could materially affect our business, consolidated results of operations and financial condition.
Additionally, Dodd-Frank created the Consumer Financial Protection Bureau ("CFPB"), an independent division of the Department of Treasury with jurisdiction over credit, savings, payment and other consumer financial products and services other than what is already regulated by the SEC or the U.S. Commodity Futures Trading Commission. The CFPB has issued a rule to bring under its supervisory authority certain non-banks whose activities or products it determines pose risks to consumers. Additionally, the CFPB is exploring the possibility of helping Americans manage their retirement savings and is considering the extent of its authority in that area. We are unable to predict the impact of these activities.
On April 6, 2016, the DOL issued a final rule that significantly expands the definition of "investment advice" and increases the circumstances in which companies and broker-dealers, insurance agencies and other financial institutions that sell our products could be deemed a fiduciary when providing investment advice with respect to plans under the Employee Retirement Income Security Act of 1974 ("ERISA") or individual retirement accounts ("IRAs"). It is not yet certain how, if at all, the implementation of this rule will change our business, results of operations or financial condition. The DOL also introduced amendments to longstanding exemptions from the prohibited transaction provisions under ERISA that would increase fiduciary requirements in connection with transactions involving ERISA plans, plan participants and IRAs, and that would apply more onerous disclosure and contract requirements to such transactions. In 2016, the DOL extended the applicability date of the final rule until April 2017, with an additional transition period for the prohibited transaction exemption amendments until January 2018. On April 7, 2017, the DOL formally issued a rule delaying the final rule's applicability for an additional 60 days. This delay was issued to give the DOL time to conduct a review of the final rule as directed by an executive memorandum issued by the President of the United States on February 3, 2017. While the applicability date of the rule is now June 9, 2017, the executive memorandum, or other executive or legislative actions could result in the final rule being further delayed, revised, or repealed. If the final rule does become applicable, it may be necessary for us to change sales representative and/or broker compensation, limit the assistance or advice provided to owners of our annuities, or otherwise change the manner of design and sales support of the annuities at that time. These changes could have an adverse impact on the level and type of services provided and compliance with the rule could also increase our overall operational costs for providing some of the services currently provided. Further, these changes may lead to greater exposure to legal claims in certain circumstances, including an increased risk of DOL enforcement actions, and an increased risk of litigation, including class-actions.
Changes in tax laws and regulations, including elimination of tax benefits for our products, may adversely affect sales of our insurance and investment advisory products, and also impact our deferred tax assets.
Changes to tax laws may affect the attractiveness of certain of our products, which currently have beneficial tax treatment. From time to time, governments have considered or implemented proposals for changes in tax law that could adversely affect our products. These proposals have included proposals to levy taxes on the undistributed increase in value of life insurance policies or annuities or similar proposals that affect the tax-favored status of life insurance products and annuities in certain jurisdictions as well as other changes that could adversely affect the attractiveness of our products. The enactment of these or other similar types of legislation in the various countries where we operate, including proposals in the U.S. to create or favor alternative tax-favored long-term savings vehicles, could result in a significant decrease in sales of our currently tax-favored products.
In addition, changes in tax laws or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of deferred tax assets, in which case we could be obligated to write off certain tax assets. Tax assets may also need to be written down if certain assumptions of profitability prove to be incorrect, as losses incurred for longer than expected will make it more unlikely that we would be able to use our tax assets. Any such development may have a material adverse impact on our business or results of operations. We cannot predict what impact any such development could have on our business, consolidated results of operations and financial condition.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Capital, Credit and Investment Risks
The amount of statutory capital that we have and the amount of statutory capital we must hold to meet our statutory capital requirements and our financial strength and credit ratings can vary significantly from time to time.
Statutory accounting standards and capital and reserve requirements are prescribed by the applicable state insurance regulators and the NAIC. State insurance regulators have established regulations that govern reserving requirements and provide minimum capitalization requirements based on risk-based capital ("RBC") ratios for life insurance companies. This RBC formula establishes capital requirements relating to insurance, business, asset and market risks including equity and interest rate risks associated with variable annuities, fixed annuities, life insurance and other insurance businesses. In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including but not limited to the amount of statutory income or losses we generate (which itself is sensitive to equity market and credit market conditions), changes in reserves, the amount of additional capital we must hold to support business growth, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio, changes in interest rates, and changes to existing RBC formulas. Additionally, state insurance regulators have significant leeway in interpreting existing regulations, which could further impact the amount of statutory capital or reserves that we must maintain. If our primary state regulator were to take more stringent positions than other state insurance regulators on matters affecting, among other things, statutory capital and/or reserves, the effect of these more stringent positions may be that our financial condition appears to be worse than competitors who are not subject to the same stringent standards, which could have a material adverse impact on our competitiveness, results of operations and/or financial condition. Moreover, rating agencies may implement changes to their internal models that have the effect of increasing or decreasing the amount of capital we must hold in order to maintain our current ratings. To the extent that our statutory capital resources are deemed to be insufficient to maintain a particular rating by one or more rating agencies, our financial strength and credit ratings might be downgraded by one or more rating agencies. There can be no assurance that we will be able to maintain our current RBC ratio in the future or that our RBC ratio will not fall to a level that could have a material adverse effect on our business and consolidated results of operations or financial condition.
Changes in statutory reserve or other requirements and/or the impact of adverse market conditions could result in changes to our product offerings that could negatively impact our business.
Changes in statutory reserve or other requirements, increased costs of hedging, other risk mitigation techniques and financing, and other adverse market conditions could result in certain products becoming less profitable or unprofitable. These circumstances could cause modifications and/or the cessation of sales of certain products in the future. Modifications to products that we have made (or make in the future) may result in certain of our products being less attractive and/or competitive. This may adversely impact sales, which could negatively impact our ability to retain our sales personnel and maintain our distribution relationships. This, in turn, may negatively impact our business and our results of operations and financial condition.
Our reserves could be inadequate due to differences between our actual experience and management's estimates and assumptions.
We establish and carry reserves to pay future policyholder benefits and claims. Our reserve requirements for our business are calculated based on a number of estimates and assumptions, including estimates and assumptions related to future mortality, morbidity, interest rates, future equity performance, reinvestment rates, persistency, claims experience, and policyholder elections (i.e., the exercise or non-exercise of rights by policyholders under the contracts). Examples of policyholder elections include, but are not limited to, lapses and surrenders, withdrawals and amounts of withdrawals, and contributions and the allocation thereof. The assumptions and estimates used in connection with the reserve estimation process are inherently uncertain, involve the exercise of significant judgment, and reflect evolving information. For example, the current rates of mortality and morbidity may continue to improve in the future due to medical and technological advancements that have resulted in policyholders living longer than anticipated. We periodically review the adequacy of reserves and the underlying assumptions and make adjustments when appropriate. We cannot, however, determine with precision the amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level assumed prior to payment of benefits or claims. Our claim costs could increase significantly and our reserves could be inadequate if actual results differ significantly from our estimates and assumptions. If so, we will be required to increase reserves or accelerate amortization of deferred acquisition costs ("DAC"), which could adversely impact our earnings and/or capital.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Our investments are subject to several market risks, including interest rate risk, market price fluctuation risk and counterparty credit risk. These factors may have a material effect on the fair values of our investments.
The fair values of our investments are subject to market risks, including credit risk, interest rate risk and equity price risk.
Credit Risk. Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Investment portfolios held by our insurance operations (excluding assets backing unit-linked products where the financial risk is borne by policyholders) could give rise to counterparty credit risk through the bonds and derivative products held within them. Credit risk diversification and analysis policies, particularly using credit ratings, are implemented by our investment group and monitored by our risk management group, but these policies may be inadequate or ineffective in protecting us against credit risk.
Interest Rate Risk. The fair values of our fixed maturity investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally result in decreases and increases in fair values of those instruments.
Equity Price Risk. The carrying values of investments subject to equity price risk are, in almost all instances, based on quoted market prices as of the balance sheet dates. Market prices are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may differ significantly from the reported market value. Fluctuation in the market price of a security may result from, among other things, perceived changes in the underlying economic characteristics of the investee, the relative price of comparable investments and general market conditions.
Losses due to defaults by financial institution counterparties and other third parties and affiliates, impairment of our investment assets and unrealized losses all could negatively affect the value of our investments and reduce our profitability.
Third parties and affiliates that owe us money, securities or other assets may not perform under their obligations. These parties include issuers whose securities we may hold in our investment portfolios (including mortgage-backed, asset-backed and other types of securities), borrowers under mortgages and other loans that we may hold or extend, customers, trading counterparties, counterparties under swap and other derivative contracts, other counterparties (including brokers and dealers, commercial and investment banks), other investment funds, clearing agents, exchanges, clearing houses and other financial institutions. Many of our transactions with these third parties and affiliates expose us to credit risk in the event of default of our counterparty. In addition, with respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to cover the full amount of the loan, derivative or other secured obligation. Also, defaults by parties with which we have no direct contractual relation, such as a default by a credit insurer that has insured bonds, structured finance products or other securities we may hold in our investment portfolios, may adversely impact the value of those securities and potentially adversely affect the financial markets more generally. These parties may default on their obligations due to bankruptcy, lack of liquidity, downturns in the economy or real estate market, operational failure or other reasons. Negative trends and investment climates in our major markets may result in an increase in investment impairments on our investment assets. There can be no assurance that any such losses or impairments to the carrying value of these assets would not materially and adversely affect our business and results of operations. The default of a major market participant could disrupt the securities markets or clearance and settlement systems in our major markets, which could in turn cause market declines or volatility. A failure of a major market participant could also cause some clearance and settlement systems to assess members of that system or could lead to a chain of defaults that could adversely affect us.
Some of our investments are relatively illiquid. If we are forced to liquidate these investments, we may be unable to sell them at prices that reflect fair value.
We hold certain investments that may lack liquidity, such as privately placed fixed maturity securities, mortgage loans, collateralized debt obligations, commercial mortgage-backed securities, equity real estate and limited partnership interests. Although we seek to adjust our cash and short-term investment positions to minimize the likelihood that we would need to sell illiquid investments, if we were required to liquidate these investments on short notice, we may have difficulty doing so and be forced to sell them for less than we otherwise would have been able to realize.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Interest rate and credit spread volatility may adversely affect our profitability.
Our exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates.
During periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year-to-year, creating asset-liability duration mismatches. During a low interest rate period, our investment earnings may be lower because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates, which would also cause unrealized gains on our assets recorded at fair value under GAAP. In addition, mortgages and fixed maturity securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolios.
Conversely, in periods of increasing interest rates, surrenders of life insurance policies and fixed annuity contracts may increase as policyholders choose to forgo insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortization of DAC, which would also reduce our net income.
Our mitigation efforts with respect to interest rate risk are primarily focused towards maintaining an investment portfolio with diversified maturities that has a weighted average duration that is approximately equal to the duration of our estimated liability cash flow profile. However, our estimate of the liability cash flow profile may be inaccurate and we may be forced to liquidate investments prior to maturity at a loss in order to cover the liability. Although we take measures to manage the economic risks of investing in a changing interest rate environment, we may not be able to fully mitigate the interest rate risk of our assets relative to our liabilities.
Our exposure to credit spreads primarily relates to market variability associated with changes in credit spreads. A widening of credit spreads will increase the net unrealized loss position of the investment portfolio. Credit spread tightening will reduce net investment income associated with new purchases of fixed maturity securities. Ongoing volatility in interest rates and credit spreads, individually or in tandem with other factors such as lack of pricing transparency, market illiquidity and declines in equity prices, could have a material adverse effect on our consolidated results of operations, financial condition or cash flows through realized losses, impairments, and changes in unrealized loss positions.
Recent periods have been characterized by low interest rates, and the Federal Reserve Board has committed to keeping interest rates low until there is substantial improvement in the labor market. Although the Federal Reserve recently moved to increase short-term interest rates, medium and long-term interest rates have remained at low levels. A prolonged period during which interest rates remain at levels lower than those anticipated may result in (1) greater costs associated with certain of our product features that guarantee death benefits or income streams for stated periods or for life, (2) higher costs for derivative instruments used to hedge certain of our product risks or (3) shortfalls in investment income on assets supporting policy obligations as our portfolio earnings decline over time, each of which may require us to record charges to increase reserves. In addition to compressing spreads and reducing net investment income, such an environment may cause policies to remain in force for longer periods than we anticipated in our pricing, potentially resulting in greater claims costs than we expected and resulting in lower overall returns on business in force.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Reinsurance may not be available, affordable or adequate to protect us against losses.
As part of our overall risk management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. While reinsurance agreements generally bind the reinsurer for the life of the business reinsured at generally fixed pricing, market conditions beyond our control can determine the availability and cost of the reinsurance protection for new business. In certain circumstances, the price of reinsurance for business already reinsured may also increase. Any decrease in the amount of reinsurance will increase our risk of loss and any increase in the cost of reinsurance will reduce our earnings. Accordingly, we may be forced to incur additional expenses for reinsurance, may not be able to obtain sufficient reinsurance on acceptable terms or may not be able to obtain reinsurance coverage, which could adversely affect our ability to write future business, offer new products or enter new markets, or result in the assumption of more risk with respect to those policies we issue.
Our business is subject to fluctuations in financial markets and our hedging programs may be inadequate to protect us.
Certain types of insurance and investment products that we offer expose us to risks associated with fluctuations in financial markets, including certain types of interest sensitive or variable products such as guaranteed annuities or variable annuities, which have crediting or other guaranteed rates or guaranteed minimum benefits not necessarily related to prevailing market interest rates or investment returns on underlying assets. Although we use hedging techniques to manage our exposure under certain of these guarantees, increased volatility in the financial markets, combined with unanticipated policyholder behavior, may increase the cost of these hedges and/or negatively affect our ability to hedge certain of these risks, which may adversely affect our profitability. Our hedging programs may be inadequate to protect us against the full extent of the exposure or losses we seek to mitigate, which in turn may negatively impact our business, consolidated results of operations and financial condition.
Poor investment performance in our variable products could adversely affect our financial condition and results of operations.
Poor investment performance could result in a reduction in fee income received from our variable annuity products since these products generate fees primarily related to the value of our assets under management. Poor performance also could impair our prospects for growth, because our ability to attract funds from existing and new clients might diminish and existing clients might withdraw assets from our variable products in favor of better performing products of other companies, which would result in lower revenues.
The determination of the amount of allowances and impairments taken on our investments requires use of significant management judgment in certain cases, particularly for debt instruments, and could materially impact our results of operations or financial position.
The determination of the amount of allowances and impairments vary by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with each asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. In considering impairments, management considers a wide range of factors and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and the prospects for near-term recovery. For certain asset classes, particularly debt instruments, management's evaluation involves a variety of assumptions and estimates about the operations of the issuer and its future earnings potential. Management updates its evaluations regularly and reflects changes in allowances and impairments as such evaluations are revised. There can be no assurance, however, that management has accurately assessed the level of impairments taken and allowances reflected in our financial statements, and any additional impairments and/or allowances may have a material adverse effect on our business, consolidated results of operations and financial condition.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

A downgrade or potential downgrade in our financial strength ratings could result in a loss of business.
Claims-paying and financial strength ratings, which various ratings organizations publish as measures of an insurance company's ability to meet contract holder and policyholder obligations, are important to maintaining public confidence in our Company and our products, and the ability to market our products and our competitive position. A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have an adverse effect on our financial condition, results of operations and cash flows in several ways, including:
•	reducing new sales of insurance products, annuities and other investment products;
•	increasing our cost of capital or limiting our access to sources of capital;
•	adversely affecting our relationships with our field marketing organizations, agents and other sales specialists;
•	materially increasing the number or amount of policy surrenders and withdrawals by contract holders and policyholders;
•	requiring us to reduce prices or increase crediting rates for many of our products and services to remain competitive; and
•	adversely affecting our ability to obtain reinsurance or obtain reasonable pricing on reinsurance.
The impairment or negative performance of other financial institutions could adversely affect our business.
We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, insurers, reinsurers and other investment and financial institutions. The operations of U.S. and global financial services institutions are interconnected, and a decline in the financial condition of one or more financial services institutions, or the perceived lack of creditworthiness of such financial institutions, may expose us to credit losses or defaults, limit access to liquidity or otherwise disrupt the operations of our business. While we regularly assess our exposure to different industries and counterparties, the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known.
Many transactions with and investments in the products and securities of other financial institutions expose us to credit risk in the event of default of our counterparty. With respect to secured transactions, our credit risk may be exacerbated when the collateral we hold cannot be realized upon or is liquidated at prices insufficient to recover the full amount of the loan or derivative exposure. We also have exposure to financial institutions in the form of unsecured debt instruments, derivative transactions, repurchase and underwriting arrangements and equity investments. There can be no assurance that any such losses or impairments to the carrying value of these assets would not materially and adversely impact our business, consolidated results of operations and financial condition.
Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we transact business or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties. Additionally, we could be adversely affected by a general, negative perception of financial institutions caused by the downgrade or other adverse impact to the reputation of other financial institutions.
Business and Operational Risks
Difficult conditions in the global capital markets and the economy could materially adversely affect our business, consolidated results of operations and financial condition.
Our business, consolidated results of operations and financial condition are materially affected by conditions in the global capital markets and the economy generally. We have been affected by the financial crisis and its aftermath since 2008. While financial markets generally stabilized and performed well since the financial crisis, a wide variety of factors continue to negatively impact economic conditions and consumer confidence. These factors include, among others, concerns over the pace of the economic recovery, the U.S. Federal Reserve's tapering of its bond buying program, the level of U.S. national debt, the European sovereign debt crisis, unemployment, the availability and cost of credit and hedging instruments, the U.S. housing market, oil and commodity prices, inflation levels, and geopolitical issues. Additionally, the U.S. Federal Reserve, through the Federal Open Market Committee, has begun to slowly raise interest rates. Given our interest rate and equity market exposure, these events have had and may in the future have an adverse effect on us. Our revenues may decline, our profit margins could erode and we could incur significant losses.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Factors such as consumer spending, business investment, government spending, the volatility and strength of the equity markets, interest rates, deflation and inflation all affect the business and economic environment and, ultimately, the profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our financial and insurance products could be adversely affected. In addition, the levels of surrenders and withdrawals of our annuity contracts we face may be adversely impacted. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Adverse changes in the economy could affect earnings negatively and could have a material adverse effect on our business, consolidated results of operations and financial condition.
We use numerous assumptions to determine the appropriate level of insurance reserves and DAC and to calculate certain widely used industry measures of value, which involve a significant degree of management judgment and predictions about the future that are inherently uncertain; if these assumptions are not correct, it may have an adverse impact on our results of operations and/or performance indicators.
The establishment of insurance reserves, including the impact of minimum guarantees which are contained within certain of our variable and fixed annuity products, the adequacy test performed on the reserves for life and annuity policies and the establishment of DAC, are inherently uncertain processes involving assumptions about factors such as policyholder behavior (e.g., lapses, persistency and mortality), court decisions, changes in laws and regulations, social, economic and demographic trends, inflation, investment returns and other factors, and in the life insurance and annuity business, assumptions concerning mortality and morbidity trends. The use of different assumptions about these factors could have a material effect on our reserves and underwriting expenses as well as on our DAC. In addition, insurance reserves for minimum guarantees contained within certain of our variable and fixed annuity products may be significantly impacted by the state of the financial markets and significant declines could have a material adverse effect on our business, consolidated results of operations and financial condition.
We face competition from other insurance companies, banks and other financial institutions, which may adversely impact our market share and profitability.
There is strong competition among insurers, banks, brokerage firms and other financial institutions and providers seeking clients for the types of products and services we provide, including insurance, annuity and other investment products and services. Competition is intense among a broad range of financial institutions and other financial service providers for retirement and other savings dollars. This competition makes it especially difficult to provide unique insurance products since once such products are made available to the public, they often are reproduced and offered by our competitors. In addition, this competition may adversely impact our market share and profitability.
Our ability to compete is dependent on numerous factors, including, among others, the successful implementation of our strategy; our financial strength as evidenced, in part, by our financial and claims-paying ratings; our access to diversified sources of distribution; our size and scale; our product quality, range, features/functionality and price; our ability to bring customized products to the market quickly; our ability to explain complicated products and features to our distribution channels and customers; our crediting rates on our fixed products; the visibility, recognition and understanding of our brands in the marketplace; our reputation and quality of service; and (with respect to variable insurance and annuity products, mutual funds and other investment products) our investment options, flexibility and investment management performance.
Consolidation of distributors of insurance products may adversely affect the insurance industry and the profitability of our business.
The insurance industry distributes many of its products through other financial institutions such as banks, broker-dealers and field marketing organizations. Over the last several years, there has been substantial consolidation of these financial institutions, particularly between and among banks and other financial services companies. An increase in consolidation activity with banks and other financial services companies affecting insurance distributors may create firms with even stronger competitive positions and negatively impact the industry's sales. Such consolidation could increase competition for access to distributors, result in greater distribution expenses and impair our ability to market insurance products to our current customer base or expand our customer base. Consolidation of distributors and/or other industry changes may also increase the likelihood that distributors will try to renegotiate the terms of any existing selling agreements to terms less favorable to us.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Inadequate or failed processes or systems, human factors or external events may adversely affect our profitability, reputation or operational effectiveness.
Operational risk is inherent in our business and can manifest itself in various ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness. Management attempts to control these risks and keep operational risk at low levels by maintaining a sound and well controlled environment in light of the characteristics of our business, markets and regulatory environment in which we operate. Notwithstanding these measures, operational risk is part of the business environment in which we operate, and we may incur losses from time to time due to these types or risks.
The failure to maintain and modernize our information systems could adversely affect our business.
Our business depends significantly on effective information systems, and we have different information systems for our various lines of business. We must commit significant resources to maintain and enhance our existing information systems and develop new ones in order to keep pace with the evolving information technology, industry and regulatory standards and customer preferences. If we do not maintain adequate information systems, we may not be able to gather and rely on adequate information to base our pricing, underwriting and reserving decisions. We may also have difficulties in attracting new customers and preserving our existing customer base. In addition, underperforming information systems could cause us to become subject to a higher number of customer, provider and agent disputes, may increase our litigation and regulatory exposure and may make us incur higher administrative expenses, including remediation costs.
We may not be able to protect our intellectual property and may be subject to infringement claims by a third party.
We rely on a combination of contractual rights, copyright, trademark, and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.
Third parties may have, or may eventually be issued, patents or other protections that could be infringed by our products, methods, processes or services or could limit our ability to offer certain product features. In recent years, there has been increasing intellectual property litigation in the financial services industry challenging, among other things, product designs and business processes. If a third party were to successfully assert an intellectual property infringement claim against us, or if we were otherwise precluded from offering certain features or designs, or utilizing certain processes, it could have a material adverse effect on our business, consolidated results of operations and financial condition.
Changes in and the adoption of accounting standards could have a material impact on our financial statements.
We prepare our financial statements in accordance with U.S. GAAP. From time to time, the Financial Accounting Standards Board ("FASB"), the SEC, and other regulators change the financial accounting and reporting standards governing the preparation of our financial statements. In some cases, we could be required to apply a new or revised standard retrospectively, resulting in the restating of prior period financial statements. The FASB and International Accounting Standards Board ("IASB") have ongoing projects to revise accounting standards for insurance contracts. The FASB has focused on disclosures for short-duration insurance contracts and on targeted improvements to accounting measurements and disclosures for long-duration insurance contracts. The IASB continues to contemplate significant changes to accounting measurements for both short and long duration insurance contracts. While the final resolution of changes to U.S. GAAP and International Financial Reporting Standards pursuant to these projects remains unclear, changes to the manner in which we account for insurance products could have a significant impact on our future financial reports, business, consolidated results of operations and financial condition. Further, the adoption of a new insurance contracts standard as well as other future accounting standards could have a material effect on our business, consolidated results of operations and financial condition.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Our risk management policies and procedures may not be fully effective in identifying or mitigating our risk exposure in all market environments or against all types of risk, including employee misconduct.
We have devoted significant resources to develop our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our methods of managing risk and exposures are based upon our use of observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective.
Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. Moreover, we are subject to the risks of errors and misconduct by our employees, such as fraud, non-compliance with policies, recommending transactions that are not suitable, and improperly using or disclosing confidential information. These risks are difficult to detect in advance and deter, and could harm our business, consolidated results of operations and financial condition.
We are also subject to the risk of nonperformance or inadequate performance of contractual obligations by third-party vendors of products and services that are used in our business as well as misconduct by employees. Past or future misconduct by our employees or employees of our vendors could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm and the precautions we take to prevent and detect this activity may not be effective in all cases. Policies and procedures designed to mitigate operational, legal and regulatory risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Insurance and other traditional risk-shifting tools may be held by or available to us in order to manage certain exposures, but they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency. We also review our compensation policies and practices as part of our overall risk management program, but it is possible that our compensation policies and practices could inadvertently incentivize excessive or inappropriate risk taking. If our associates take excessive or inappropriate risks, those risks could harm our reputation and have a material adverse effect on our business, consolidated results of operations and financial condition.
Breaches of security, or interference with our technology infrastructure, could harm our business.
Our business is reliant upon technology systems and networks, including systems and networks managed by third parties to process, transmit and store information and to conduct business activities and transactions with clients, distributors, vendors and other third parties. We are also subject to certain federal and state regulations that require us to establish and maintain policies and procedures designed to protect sensitive client information. Maintaining the integrity of our systems is critical to the success of our business operations, including the retention of clients, and to the protection of our clients' personal information. To date, we have not experienced any material breaches of or interference with our systems and networks; however, we routinely encounter and address such threats, including an increasing frequency of phishing scams, introductions of malware and unauthorized payment requests. Any such breaches or interference by third parties or by our employees that may in the future occur could have a material adverse impact on our business, consolidated results of operations and financial condition.
We have implemented and maintain security measures designed to protect against breaches of security and other interference with systems and networks resulting from attacks by third parties, including hackers, and from employee error or malfeasance. We also require third party vendors who, in the provision of services to us, are provided with or process information pertaining to our business or our clients to meet certain information security standards. Changes in our technology platforms, such as an evolution to accommodate mobile computing, may also require corresponding changes in our systems, networks and data security measures. In addition, the increasing reliance on technology systems and networks and the occurrence and potential adverse impact of attacks on such systems and networks, both generally and in the financial services industry, have enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyber-security threats. As these threats, and government and regulatory oversight of associated risks, continue to evolve, we may be required to expend additional resources to enhance or expand upon the security measures we currently maintain. Despite the measures we have taken and may in the future take to address and mitigate these risks, we cannot ensure that our systems and networks will not be subject to breaches or interference. Any such event may result in operational disruptions as well as unauthorized access to or the disclosure or loss of our
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

proprietary information or our clients' personal information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of clients or other damage to our business. In addition, the trend toward broad consumer and general public notification of such incidents could exacerbate the harm to our business, financial condition, or results of operations. Even if we successfully protected our technology infrastructure and the confidentiality of sensitive data, we may incur significant expenses in responding to any such attacks as well as the adoption and maintenance of appropriate security measures. We could also suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting our networks and systems used in connection with our products and services.
The failure to protect our clients' confidential information and privacy could adversely affect our business.
A number of our businesses are subject to privacy regulations and confidentiality obligations. For example, certain of the activities conducted by our businesses are subject to the privacy regulations of the Gramm-Leach-Bliley Act and state privacy laws and regulations. We also have contractual obligations to protect certain confidential information we obtain from our existing vendors and clients. These obligations generally include protecting such confidential information in the same manner and to the same extent as we protect our own confidential information. The actions we take to protect confidential information vary by business segment and may include, among other things:
•	training and educating our employees regarding our obligations relating to confidential information;
•	monitoring changes in state or federal privacy and compliance requirements;
•	drafting appropriate contractual provisions into any contract that raises proprietary and confidentiality issues;
•	maintaining secure storage facilities for tangible records;
•	limiting access to electronic information; and
•	in the event of a security breach, providing credit monitoring or other services to affected customers.
In addition, we must develop, implement and maintain a comprehensive written information security program with appropriate administrative, technical and physical safeguards to protect such confidential information. If we do not properly comply with privacy regulations and protect confidential information, we could experience adverse consequences, including regulatory sanctions, such as penalties, fines and loss of license, as well as loss of reputation and possible litigation. This could have an adverse impact on our Company's image and, therefore, result in lower sales or lapses of existing business.
We face intense competition in attracting and retaining key talent.
Our continued success depends to a substantial degree on our ability to attract and retain qualified people. The market for qualified talent is extremely competitive, and we may not be able to attract and retain the employees we need to sustain and grow our business and operations. If we are unable to attract and retain qualified individuals or our recruiting and retention costs increase significantly, our financial condition and results of operations could be materially adversely impacted.
Third-party defaults, bankruptcy filings, legal actions and other events may limit the value of or restrict our access to cash and investments.
Capital and credit market volatility can exacerbate, and has exacerbated, the risk of third-party defaults, bankruptcy filings, foreclosures, legal actions and other events that may limit the value of or restrict our access to cash and investments.
We may have contingent liabilities from discontinued, divested and run-off businesses and may incur other off-balance sheet liabilities that could result in charges to the income statement.
We may, from time to time, retain insurance obligations and other contingent liabilities in connection with our liquidation or run-off of various businesses. Our reserves for these types of obligations and liabilities may be inadequate, which could cause us to take additional charges that could be material to our results of operations. We may also, from time to time and in the course of our business, provide guarantees and enter into derivative and other types of off-balance sheet transactions that could result in income statement charges.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Protection from system interruptions and operating errors is important to our business. If we were to experience a sustained interruption to our telecommunications or data processing systems or other failure in operational execution, these events could harm our business.
Operating errors and system or network interruptions could delay and disrupt our ability to develop, deliver or maintain our products and services, causing harm to our business and reputation and resulting in loss of customers or revenue. Interruptions could be caused by operational failures arising from employee error or malfeasance, interference by third parties (including hackers and other cyber-attacks), implementation of new technology, and maintenance of existing technology. Our financial, accounting, data processing or other operating systems and facilities may fail to operate or report data properly, experience connectivity disruptions or otherwise become disabled as a result of events that are wholly or partially beyond our control, adversely affecting our ability to process transactions or provide products and services to customers. The cause of these interruptions can include fires, floods, earthquakes and other natural disasters, power losses, equipment failures, attacks by third parties, failures of internal or vendor software or systems and other events beyond our control.
We rely on third party service providers and vendors for certain communications, technology and business functions and face the risk of operational failure (including, without limitation, failure caused by an inaccuracy, untimeliness or other deficiency in data reporting), termination or capacity constraints of any of the clearing agents, exchanges, clearing houses or other third party service providers that we use to facilitate or are component providers to our transactions and other product manufacturing and distribution activities. These risks are heightened by the evolution in the financial markets of increasingly sophisticated products, by business-driven hedging, by compliance issues and by other risk management or investment or by financial management strategies. Any such failure, termination or constraint could adversely impact our ability to implement transactions, service our clients, manage our exposure to risk or otherwise achieve desired outcomes.
Failures elsewhere in the insurance industry could obligate us to pay assessments through guaranty associations.
When an insurance company becomes insolvent, state insurance guaranty associations have the right to assess other insurance companies doing business in their state for funds to pay obligations to policyholders of the insolvent company, up to the state-specified limit of coverage. The total amount of the assessment is typically based on the number of insured residents in each state, and each company's portion is based on its proportionate share of premium volume in the relevant lines of business. The future failure of a large life, health or annuity insurer could trigger assessments which we would be obligated to pay. Further, amounts for historical insolvencies may be assessed over many years, and there can be significant uncertainty around the total obligation for a given insolvency. In addition, certain states allow us to offset future assessments with premium tax offsets which are estimated and recorded as a corresponding asset. Existing liabilities may not be sufficient to fund the ultimate obligations of a historical insolvency, and we may be required to increase our liability, which could have an adverse effect on our results of operations. In addition, future premium tax offsets may not be realized and we may be required to decrease our assets, which could also have an adverse effect on our business, consolidated results of operations and financial condition.
The occurrence of natural or man-made disasters and catastrophes could adversely affect our financial condition and results of operations.
The occurrence of natural or man-made disasters and catastrophes, including acts of terrorism, pandemics, industrial accident, blackout, cyber-attack, computer virus, insider threat, insurrections and military actions, unanticipated problems with our disaster recovery systems, or a support failure from external providers, could adversely affect our financial condition or results of operations particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. Such disasters and catastrophes may damage our facilities, preventing our employees from performing their roles or otherwise disturbing our ordinary business operations, and by impacting claims. Such disasters and catastrophes may also impact us indirectly by changing the condition and behaviors of our customers, business counterparties and regulators, as well as by causing declines or volatility in the economic and financial markets.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

16.	FINANCIAL STATEMENTS

The financial statements of Allianz Life Variable Account B as of and for the year or period ended December 31, 2017 (including the statements of changes in net assets for each of the years or periods in the two year period then ended and the financial highlights for each of the periods presented), are included in Part C of the Registration Statement filed with the SEC on Form N-4 in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements and supplemental schedules of Allianz Life Insurance Company of North America as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017, are included in Appendix C of this prospectus, in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

17.	PRIVACY NOTICE

Allianz Life Insurance Company of North America
PO Box 1344
Minneapolis, MN 55440-1344
 800.328.5600
Your privacy is a high priority for Allianz ("we" or "our"). This Privacy Notice outlines our principles for collecting, using and protecting information that we maintain about you. This Privacy Notice is also displayed on our website at www.allianzlife.com.
Information about you that Allianz collects
We collect information about you so that we can process the insurance transactions you request and administer or service your policy. We also collect information to inform you of new products and services and to engage in studies or research relating to our business. We limit the information collected to what is needed for our business purposes. We may collect your information from the following sources.
•
From you, either directly or through our financial professionals. This may include information provided on your insurance application or other forms you may complete. The information we collect includes, but is not limited to, your name, social security number, address, telephone number and e-mail address.

•	From others, through the process of issuing a policy or handling a claim. This may include information from consumer reporting agencies and medical or accident reports.
•	From your doctor or during a home visit by a health care professional. This may include your health records gathered with your written consent.
•	From your relationship with us. For example, this may include the number of years you have been a customer or the types of products you have purchased.
•	From data brokers that collect publicly available information about you. This includes household information, financial transactions, and social media activity.
Information about you that Allianz shares
We do not share information about current or former customers with anyone, except as allowed by law. "Allowed by law" means that we may share the information we collect about you as follows.
•	With people and entities when we have your consent to share your information.
•	With our affiliates and other third parties in order to process your application, or administer or service your policy.
•	consumer reporting agencies to obtain a medical report, credit report, or motor vehicle report. These reports are used to decide eligibility for a policy or to process transactions you request.
•	With our financial professionals so that they can service your policy. They may also inform you of other Allianz products and services that may be of interest to you.
•	With health care providers in order to process your claim.
•
As required or otherwise permitted by law. This may include sharing information with state insurance agencies, law enforcement, and other government officials. We may also share your information to respond to subpoenas, court orders and other legal requests.

•	With research groups to conduct studies on our business to improve the products and services we offer.
•	To inform you of products and services that may be of interest to you. These communications may be made by us, our financial professionals, or through third parties.
•	With our affiliates so they can market their products and services to you. State insurance laws do not allow you to restrict this disclosure.
Allianz does not sell your information to anyone
We do not sell your information to anyone for their own marketing purposes. For this reason, we are not required to obtain your "opt in election," "opt out election" or authorization.
Allianz policies and practices regarding security of your information
We limit access to your information to those employees, affiliates, and service providers who need it for our business purposes. We protect your information using safeguards that comply with applicable federal and state law. This includes measures that are administrative, physical, and technical in nature. We use reasonable measures to secure our websites and protect the information that may be shared over these sites.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

Your ability to access and correct your information
You have the right to access and obtain a copy of your information. You may write to us and ask for a record of any disclosure of your medical information made within the last three (3) years. This does not include the right to access and copy your information related to a claim or civil or criminal proceeding. If you wish to review your information, please write us at the address above. Provide your full name, address and policy number(s). For your protection, please have your request notarized.
Within 30 working days of our receipt of your written request, you may see and get a copy of your information in person. If you prefer, we will send you a copy of your information. If medical information is contained in your file, we may request that you name a medical professional to whom we will send your information.
If you believe any of your information is incorrect, you may write to us at the address above. Within 30 working days, we will let you know if our review has resulted in a correction of your information. If we do not agree there is an error, you may file a statement disputing our finding. We will attach the statement to your file. We will send any corrections we make, or your statement, to anyone we shared your information with over the past two years, and to anyone who may receive your information from us in the future. We do not control the information about you obtained from a consumer reporting agency or a Department of Motor Vehicles. We will provide you with the names and addresses of these agencies so you can contact them directly.
Notification of change
Your trust is one of our most important assets. If we revise our privacy practices in the future, we will notify you prior to implementing any changes.
For more information or if you have questions
If you have any questions or concerns about our privacy practices, please call the Corporate Compliance Privacy Office at 800.328.5600, write us at the address above, or contact us via the secured website.
This Privacy Notice is being provided on behalf of the following companies:
●	Allianz Life Insurance Company of North America
●	Allianz Life Financial Services, LLC
M40018 (R-8/2017)

18.	TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION (SAI)

Allianz Life as Custodian…………………………	2	Annuity Purchases by Nonresident Aliens and
Legal Opinions………………………………..…..	2	Foreign Corporations…………………………………….	8
Distributor………………………………………….	2	Income Tax Withholding…………………….………………..	8
Administrative Service Fees…………………….	2	Multiple Contracts…………………………………………….	9
Federal Tax Status…………………………..….…	3	Partial 1035 Exchanges………………………………………	9
Annuity Contracts in General……………….…	3	Assignments, Pledges and Gratuitous Transfers………….	9
Taxation of Annuities in General………………	3	Death Benefits…………………………………………………	9
Qualified Contracts……………………..………	3	Spousal Continuation and the Federal Defense of
Purchasing a Qualified Contract………………	5	Marriage Act (DOMA)……………………………………	9
Distributions-Qualified Contracts………………	5	Federal Estate Taxes…………………………………………	10
Distributions-Non-Qualified Contracts……..…	7	Generation-Skipping Transfer Tax………………………….	10
Required Distributions………………………..…	7	Foreign Tax Credits…………………………………………..	10
Diversification…………………………………….	8	Possible Tax Law Changes………………………………….	10
Owner Control……………………………….….	9	Annuity Payments……………………………………………..	10
Contracts Owned by Non-Individuals…………	8	Annuity Payment Options……………………………………	10
		Appendix – Death of the Owner and/or Annuitant………	12

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

APPENDIX A – AVAILABLE INDICES

[TO BE UPDATED ON AMENDMENT]
STANDARD & POOR'S 500 INDEX
The S&P 500® Index is comprised of 500 stocks representing major U.S. industrial sectors.
S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("S&P"). This trademark has been licensed for use by S&P Dow Jones Indices LLC. S&P marks are trademarks of S&P. These trademarks have been sublicensed for certain purposes by Allianz Life Insurance Company of North America ("Allianz"). The S&P 500® Index ("the Index") is a product of S&P Dow Jones Indices LLC and/or its affiliates and have been licensed for use by Allianz.
Allianz products are not sponsored, endorsed, sold, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices make no representation or warranty, express or implied, to the owners of the Allianz products or any member of the public regarding the advisability of investments generally or in Allianz products particularly or the ability of the Index and Average to track general market performance. S&P Dow Jones Indices' only relationship to Allianz with respect to the Index and Average is the licensing of the Index and Average and certain trademarks, service marks, and/or trade names of S&P Dow Jones Indices and/or its third-party licensors. The Index and Average are determined, composed, and calculated by S&P Dow Jones Indices without regard to Allianz or the products. S&P Dow Jones Indices have no obligation to take the needs of Allianz or the owners of the products into consideration in determining, composing, or calculating the Index and Average. S&P Dow Jones Indices are not responsible for and have not participated in the design, development, pricing, and operation of the products, including the calculation of any interest payments or any other values credited to the products. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing, or trading of products. There is no assurance that investment products based on the Index and Average will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to products currently being issued by Allianz, but which may be similar to and competitive with Allianz products. In addition, CME Group Inc., an indirect minority owner of S&P Dow Jones Indices LLC, and its affiliates may trade financial products which are linked to the performance of the Index and Average. It is possible that this trading activity will affect the value of the products.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS, AND/OR THE COMPLETENESS OF THE INDEX AND AVERAGE OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY ALLIANZ, OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX AND AVERAGE OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND ALLIANZ OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018
Appendix A

RUSSELL 2000® INDEX
The Russell 2000® Index is an equity index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which is made up of 3,000 of the biggest U.S. stocks. The Russell 2000® Index is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not affect the performance and characteristics of the true small-cap index.
The Russell 2000® Index (the "Index") is a trademark of Frank Russell Company ("Russell") and has been licensed for use by Allianz Life Insurance Company of North America ("Allianz"). Allianz products are not in any way sponsored, endorsed, sold or promoted by Russell or the London Stock Exchange Group companies ("LSEG") (together the "Licensor Parties") and none of the Licensor Parties make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to (i) the results to be obtained from the use of the Index (upon which the Allianz product is based), (ii) the figure at which the Index is said to stand at any particular time on any particular day or otherwise, or (iii) the suitability of the Index for the purpose to which it is being put in connection with the Allianz product. None of the Licensor Parties have provided or will provide any financial or investment advice or recommendation in relation to the Index to Allianz or to its clients. The Index is calculated by Russell or its agent. None of the Licensor Parties shall be (a) liable (whether in negligence or otherwise) to any person for any error in the Index or (b) under any obligation to advise any person of any error therein.
NASDAQ-100® INDEX
The NASDAQ-100 Index® includes 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market® based on market capitalization.
The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations' only relationship to Allianz Life Insurance Company of North America ("Licensee") is in the licensing of the NASDAQ®, and Nasdaq-100 Index® registered trademarks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by NASDAQ without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).
THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018
Appendix A

EURO STOXX 50®
The EURO STOXX 50®, Europe's leading Blue-chip index for the Eurozone, provides a blue-chip representation of supersector leaders in the Eurozone. The index covers 50 stocks from 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.
STOXX Limited, Deutsche Börse Group and their licensors, research partners or data providers have no relationship to Allianz Life Insurance Company of North America ("Allianz"), other than the licensing of the EURO STOXX 50® and the related trademarks for use in connection with Allianz products.
STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not:
•	sponsor, endorse, sell or promote Allianz products.
•	recommend that any person invest in Allianz products or any other securities.
•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of Allianz products.
•	have any responsibility or liability for the administration, management or marketing of Allianz products.
•	consider the needs of Allianz products or the owners of Allianz products in determining, composing or calculating the EURO STOXX 50 or have any obligation to do so.
STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty, and exclude any liability (whether in negligence or otherwise), in connection with the Allianz products or their performance.
STOXX does not assume any contractual relationship with the purchasers of Allianz products or any other third parties.
Specifically,
•	STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not give any warranty, express or implied, and exclude any liability about:
•	The results to be obtained by Allianz products, the owner of Allianz products or any other person in connection with the use of the EURO STOXX 50 and the data included in the EURO STOXX 50;
•	The accuracy, timeliness, and completeness of the EURO STOXX 50 and its data;
•	The merchantability and the fitness for a particular purpose or use of the EURO STOXX 50 and its data;
•	The performance of Allianz products generally.
•
STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty and exclude any liability, for any errors, omissions or interruptions in the EURO STOXX 50 or its data;

•
Under no circumstances will STOXX, Deutsche Börse Group or their licensors, research partners or data providers be liable (whether in negligence or otherwise) for any lost profits or indirect, punitive, special or consequential damages or losses, arising as a result of such errors, omissions or interruptions in the EURO STOXX 50 or its data or generally in relation to Allianz products, even in circumstances where STOXX, Deutsche Börse Group or their licensors, research partners or data providers are aware that such loss or damage may occur.

The licensing Agreement between Allianz and STOXX is solely for their benefit and not for the benefit of the owners of Allianz products or any other third parties.

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018
Appendix A

APPENDIX B – DAILY ADJUSTMENT

We designed the Daily Adjustment to provide an Index Option Value for the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy Index Options on days other than the Index Effective Date or an Index Anniversary. The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Precision Rate or Cap and either losses greater than the Buffer, or down to the Floor. The application of the Daily Adjustment is based on your agreement to be exposed to these Index Anniversary gains subject to the Precision Rate or Cap and either losses greater than the Buffer, or down to the Floor. The Daily Adjustment in essence is a proxy for the performance of these Crediting Methods accomplished by investing a portion of the Index Option Value in a set of options and the remaining balance in an interest bearing asset.
The Daily Adjustment has two components, the change in Proxy Value and accumulated proxy interest, both multiplied by the Index Option Base. The change in Proxy Value represents the current market value of the Proxy Investment ("current Proxy Value"), less the cost of the Proxy Investment at the beginning of the Index Year ("beginning Proxy Value"). The proxy interest is an amount of interest that is earned to provide compensation for the cost of the Proxy Investment at the beginning of the Index Year. The proxy interest is approximated by the value of amortizing the cost of the Proxy Investment over the Index Year to zero. The proxy interest may be significantly different from current interest rates available on interest bearing investments. The change in Proxy Value and the proxy interest estimates the present value of positive or negative Performance Credits on the next Index Anniversary. You should note that even if your selected Index(s) experience positive growth, their Daily Adjustments may be negative because of other market conditions, such as the expected volatility of Index prices and interest rates.
The formula for the calculation of the Daily Adjustment is as follows:
Daily Adjustment = (a) change in Proxy Value plus (b) proxy interest
(a) change in Proxy Value = (current Proxy Value – beginning Proxy Value) x Index Option Base
(b) proxy interest = proxy interest rate x (1 - time remaining) x Index Option Base proxy interest rate = beginning Proxy Value
The current Proxy Value is the Proxy Value calculated on the same day as the Daily Adjustment. The beginning Proxy Value is the Proxy Value calculated on the first day of the current Index Year. The time remaining is equal to the number of days remaining in the Index Year divided by 365.
The Proxy Value is calculated differently for each Crediting Method. We designed the Proxy Value to mimic the market value of your allocation to an Index Option. We calculate a Proxy Value for each of these Index Options you select.
For the Index Precision Strategy, the Proxy Value tracks two hypothetical derivatives:
•	an at-the-money binary call; and
•	an out-of-the-money put.
An Index Precision Strategy Index Option Proxy Value = Precision Rate x (at-the-money binary call) – (out-of-the-money put)
We designed the at-the-money binary call option to value the potential for gains equal to the Precision Rate if on the next Index Anniversary the Index Value is greater than or equal to the Index Value on the last Index Anniversary (or the Index Effective Date if this is the first Index Anniversary), and the out-of-the-money put option to value the potential for Index losses greater than the Buffer for the Index Precision Strategy. It is important to note that the out-of-the-money put option will almost always reduce the Daily Adjustment, even when the current Index price on a Business Day is higher than the Index Value on the last Index Anniversary. This is because the risk that the Index Value could be lower on the next Index Anniversary is present to some extent whether or not the current Index price on a Business Day is lower than the Index Value on the last Index Anniversary.
For the Index Performance Strategy, the Proxy Value tracks three hypothetical derivatives:
•	an at-the-money call;
•	an out-of-the-money call; and
•	an out-of-the-money put.
An Index Performance Strategy Index Option Proxy Value = (at-the-money call) – (out-of-the-money call) – (out-of-the-money put)
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018
Appendix B

We designed the at-the-money call option and out-of-the-money call option to value the potential for Index gains up to the Cap, and the out-of-the-money put option to value the potential for Index losses greater than the Buffer for the Index Performance Strategy. Similar to the Index Precision Strategy, it is important to note that the out-of-the-money put option will almost always reduce the Daily Adjustment, even when the current Index price on a Business Day is higher than the Index Value on the last Index Anniversary. This is because the risk that the Index Value could be lower on the next Index Anniversary is present to some extent whether or not the current Index price on a Business Day is lower than the Index Value on the last Index Anniversary.
For the Index Guard Strategy, the Proxy Value tracks four hypothetical derivatives:
•	an at-the-money call;
•	an at-the-money put;
•	an out-of-the-money call; and
•	an out-of-the-money put.
An Index Guard Strategy Index Option Proxy Value = (at-the-money call) – (out-of-the-money call) – (at-the-money put) + (out-of-the-money put)
We designed the at-the-money call option and out-of-the-money call option to value the potential for Index gains up to the Cap and the at-the-money put option to value the potential for Index losses, but add back the out-of-money put option to mimic the protection of the Floor for the Index Guard Strategy. It is important to note that the at-the-money put option will almost always reduce the Daily Adjustment, even when the current Index price on a Business Day is higher than the Index Value on the last Index Anniversary. It is also important to note that the out-of-money put option will almost always reduce, and never exceed, the negative impact of the at-the-money put option for the Index Guard Strategy.
On the Index Anniversary, the current Proxy Value for an Index Option is equal to its Performance Credit as discussed in section 7, Index Options – Determining the Index Option Values for the Index Precision Strategy, Index Performance Strategy and Index Guard Strategy.
You can find a more detailed explanation of the calculation of the Proxy Value, including examples, at Exhibit 99(b) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This Exhibit is incorporated by reference into this prospectus. You can obtain a copy of this Exhibit by calling (800) 624-0197, or visiting our website at www.allianzlife.com.

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018
Appendix B

APPENDIX C – SELECTED FINANCIAL DATA AND CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (FOR THE 12 MONTH PERIOD ENDED DECEMBER 31, 2017)
The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes to those statements included in this Appendix. The discussion and analysis in this Appendix includes certain forward-looking statements that are subject to risks, uncertainties and other factors, as described in "Risk Factors" and elsewhere in this prospectus, that could cause our actual growth, results of operations, performance, financial position and business prospects and opportunities in 2018 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See "Forward-Looking Statements."
[TO BE UPDATED ON AMENDMENT]
CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
The following consolidated financial statements and supplemental schedules of Allianz Life Insurance Company of North America and subsidiaries as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017, are included in this Appendix in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said experts in accounting and auditing. The principal business address of KPMG LLP is 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN.
[TO BE ADDED ON AMENDMENT]

Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018
Appendix C

FOR SERVICE OR MORE INFORMATION

You can review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling (202) 551-8090.
The SEC also maintains a website (www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC's website. If you do not have access to the website, you can get copies of information from the website upon payment of a duplication fee by writing to:
Public Reference Section of the Commission
100 F Street, NE
Washington, DC 20549
OUR SERVICE CENTER
If you need customer service (for Contract changes, information on Contract Values, requesting a withdrawal or transfer, changing your allocation instructions, etc.) please contact our Service Center at (800) 624-0197.
To send an application, a check for an additional Purchase Payment, or for general customer service, please mail to the appropriate address as follows:
Send an application or additional Purchase Payment with a check:	Send an application or general customer service without a check:
REGULAR MAIL	REGULAR MAIL
Allianz Life Insurance Company of North America	Allianz Life Insurance Company of North America
NW5989	P.O. Box 561
P.O. Box 1450	Minneapolis, MN 55440-0561
Minneapolis, MN 55485-5989

OVERNIGHT, CERTIFIED, OR REGISTERED MAIL	OVERNIGHT, CERTIFIED, OR REGISTERED MAIL
Allianz Life Insurance Company of North America	Allianz Life Insurance Company of North America
NW5989	5701 Golden Hills Drive
1801 Parkview Drive	Golden Valley, MN 55416-1297
Shoreview, MN 55126

NOTE: Checks sent to the wrong address for applications or additional Purchase Payments are forwarded to the 1801 Parkview Drive address listed above, which may delay processing.

To send information by email, please use this address: variableannuity@send.allianzlife.com. To send information over the web, please upload to your account on our website at: www.allianzlife.com. If you have questions about whether you can submit certain information by email or over the web, please contact our Service Center.
Until May 1, 2019, all dealers that effect transactions in these securities may be required to deliver a prospectus.
Allianz Index Advantage IncomeSM Variable Annuity Prospectus – May 1, 2018

PART B – SAI

STATEMENT OF ADDITIONAL INFORMATION
ALLIANZ INDEX ADVANTAGE INCOMESM VARIABLE ANNUITY
INDIVIDUAL FLEXIBLE PURCHASE PAYMENT VARIABLE AND INDEX-LINKED DEFERRED ANNUITY CONTRACT
Issued by
ALLIANZ LIFE® VARIABLE ACCOUNT B (the Separate Account) and
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA (Allianz Life, we, us, our)
This Statement of Additional Information (SAI) is incorporated by reference into the prospectus that has been filed as Part A of the Registration Statement. This SAI should be read in conjunction with the prospectus. Definitions of capitalized terms can be found in the glossary of the prospectus. The prospectus is incorporated in this SAI by reference.
The prospectus for the Contract concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Contract's prospectus, call or write us at:
Allianz Life Insurance Company of North America
P. O. Box 561
Minneapolis, MN 55440-0561
 (800) 624-0197

Table of Contents

Allianz Life as Custodian	2
Legal Opinions	2
Distributor	2
Administrative Service Fees	2
Federal Tax Status	3
Annuity Contracts in General	3
Taxation of Annuities in General	3
Qualified Contracts	3
Purchasing a Qualified Contract	5
Distributions – Qualified Contracts	5
Distributions – Non-Qualified Contracts	7
Required Distributions	7
Diversification	8
Owner Control	8
Contracts Owned by Non-Individuals	8
Annuity Purchases by Nonresident Aliens and Foreign Corporations	8
Income Tax Withholding	8
Multiple Contracts	9
Partial 1035 Exchanges	9
Assignments, Pledges and Gratuitous Transfers	9
Death Benefits	9
Spousal Continuation and the Federal Defense of Marriage Act (DOMA)	9
Federal Estate Taxes	10
Generation-Skipping Transfer Tax	10
Foreign Tax Credits	10
Possible Tax Law Changes	10
Annuity Payments	10
Annuity Payment Options	10
Appendix – Death of the Owner and/or Annuitant	12

Dated: May 1, 2018
IAINCSAI-0518
Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
1

ALLIANZ LIFE AS CUSTODIAN

Allianz Life does not have a separate custodian for the assets owned through the Separate Account. Most mutual fund shares are not in certificated form, and as such, Allianz Life in effect acts as self-custodian for the non-certificated shares we own through the Separate Account.

LEGAL OPINIONS

Stewart D. Gregg, Senior Securities Counsel of Allianz Life, has provided legal advice on certain matters in connection with the issuance of the Contracts.

DISTRIBUTOR

Allianz Life Financial Services, LLC (ALFS), a wholly owned subsidiary of Allianz Life Insurance Company of North America, acts as the distributor of the contracts.
ALFS sells annuity contracts issued by Allianz Life primarily through "wholesaling," in which ALFS sells contracts through a large group of mostly non-affiliated broker/dealer firms. Currently, ALFS has agreements with approximately [xxx] retail broker/dealers to sell its contracts.
We pay commissions for Contract sales. ALFS passes through most of the commissions it receives to the selling firms. ALFS received commissions for contracts issued under Allianz Life Variable Account B in the following amounts during the last three calendar years:
Calendar Year	Aggregate Amount of Commissions Paid to ALFS	Aggregate Amount of Commissions Retained by ALFS After Payments to Selling Firms
2015	$224,176,680.19	$0
2016	$213,776,142.08	$0
2017	$230,415,545.81	$0
[TO BE UPDATED ON AMENDMENT]
As described in the prospectus, ALFS may pay marketing support payments to certain third-party firms for marketing our contracts. Currently, ALFS makes marketing support payments to approximately [xx] broker-dealer firms. These payments vary in amount. In 2017, the five firms receiving the largest payments, ranging from $[xxx] to $[xxx], are listed below. In addition, ALFS may make marketing support payments to investment advisory firms marketing the Contract.
Firm Name

ADMINISTRATIVE SERVICE FEES

Allianz Life contracts with Tata Consultancy Services (Tata) to perform certain administrative services as described in prospectus section 13, Other Information – Administration/Allianz Service Center. Allianz Life paid Tata the following amounts for these services during the last three calendar years:
Calendar Year	Total Paid to Tata
2015	$1,762,204
2016	$1,739,447
2017	$1,622,010

Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
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FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current federal income tax law applicable to annuities in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.
ANNUITY CONTRACTS IN GENERAL
Annuity contracts are a means of setting aside money for future needs – usually retirement. Congress recognized the importance of saving for retirement and provided special rules in the Internal Revenue Code (Code) for annuities.
These rules generally provide that you will not be taxed on any earnings on the money held in your annuity until you take the money out. This is called tax deferral. There are different rules regarding how you will be taxed, depending upon how you take the money out and whether the annuity is Qualified or Non-Qualified (see the following discussion in this section).
If you do not purchase the Contract under a tax qualified retirement plan, the Contract is referred to as a Non-Qualified Contract.
TAXATION OF ANNUITIES IN GENERAL
Section 72 of the Internal Revenue Code of 1986, as amended (the Code) governs taxation of annuities in general. An Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of withdrawals or as Annuity Payments. For a full withdrawal (total redemption), a partial withdrawal, or a death benefit, the recipient is taxed on the portion of the payment that exceeds your investment in the Contract (often referred to as cost basis). For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there is generally no cost basis. The taxable portion of the withdrawal or annuity payment is taxed at ordinary income tax rates. For Non-Qualified Contracts, the taxable portion of a partial withdrawal is the portion of the payment considered to be gain in the Contract (for example, the difference, if any, between the Contract Value immediately before the withdrawal, unreduced by any withdrawal charges, and the Contract's cost basis). For a full withdrawal, the amount received that exceeds the Contract's cost basis is taxable. Withdrawals, whether partial or full, and annuity payments may also be subject to an additional federal tax equal to 10% of the taxable amount.
For Annuity Payments from Non-Qualified Contracts, the portion of each payment included in income is determined by an exclusion ratio. We determine the exclusion ratio for Annuity Payments by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the expected return anticipated to be paid as Annuity Payments (which is determined by Treasury Regulations). We determine the amount of each Annuity Payment that is excluded from income by multiplying the Annuity Payment by the exclusion ratio. Annuity Payments received after the investment in the Contract has been recovered (for example, when the total of the amounts excluded from income equal the investment in the Contract) are fully taxable. The taxable portion of an Annuity Payment is taxed at ordinary income tax rates. Generally, Annuity Payments from Qualified Contracts are fully taxable. Annuity Payments that are qualified distributions from Roth IRAs are income tax free. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.
We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life.
QUALIFIED CONTRACTS
If you purchase the Contract as a Traditional IRA, Roth IRA or to fund a qualified retirement plan, the Contract is referred to as a Qualified Contract. Qualified Contracts are subject to special rules under the Code. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law.
A Qualified Contract funded by an annuity does not provide any additional tax deferral. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for an IRA or qualified retirement plan. You should consult your tax adviser regarding these features and benefits before purchasing a Qualified Contract.
Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
3

Types of Qualified Contracts
We may issue the following types of Qualified Contracts.
•
Traditional Individual Retirement Annuity. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities (IRAs). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner's income. You cannot make contributions once the Owner reaches age 70½. Contributions may be tax deductible based on the Owner's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified retirement plans that are "rolled over" on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase.

•
Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner's income. Contributions are also limited or prohibited if the Owner's income is above certain limits. Contributions must be made in cash or as a rollover or transfer from another Roth IRA.

Conversions to a Roth IRA from a Traditional IRA or other eligible qualified retirement plan are permitted regardless of an individual's income. A conversion to a Roth IRA results in a taxable event, but not a 10% additional federal tax for early withdrawal if certain qualifications are met (please consult your tax adviser for more details).
Distributions from a Roth IRA generally are not subject to income tax if the Roth IRA has been held for five years (starting with the year in which the first contribution is made to any Roth IRA) and the Owner satisfies a triggering event such as attaining age 59½, death, disability or a first time homebuyer (subject to a $10,000 lifetime limit).
Distribution before satisfying the five year period or triggering event requirement may subject the distribution to ordinary income tax and the 10% additional federal tax for early withdrawal. Please be aware that each Roth IRA conversion has its own five year holding period requirement.
•
Simplified Employee Pension (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

Qualified Retirement Plans: Pension and Profit-Sharing Plans. A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under the Code. Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees are not included in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. However, the Code places limitations and restrictions on all plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these plans.
If the Contract is an investment for assets of a qualified plan under Section 401 of the Code, the plan is both the Owner and the Beneficiary. The authorized signatory or plan trustee for the plan must make representations to us that the plan is qualified under the Code on the Issue Date and is intended to continue to be qualified for the entire Accumulation Phase of the Contract, or as long as the qualified plan owns the Contract. The qualified plan may designate a third party administrator to act on its behalf. All tax reporting is the responsibility of the plan. In the event the qualified plan instructs us to roll the plan assets into an IRA for the Annuitant under this Contract, we change the qualification type of the Contract to an IRA and make the Annuitant the Owner. The qualified plan is responsible for any reporting required for the rollover transactions.
Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment. We may choose not to allow pension or profit-sharing plans to purchase this Contract.
Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
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PURCHASING A QUALIFIED CONTRACT
The Contract is designed to be used under various types of qualified plans. Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Contract varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically consent to be bound. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.
The tax rules regarding qualified plans are very complex and have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice before purchasing a Contract issued under a qualified plan.
On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by us in connection with qualified plans may utilize annuity tables that do not differentiate on the basis of sex.
Generally, Contracts issued pursuant to qualified plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts.
Many withdrawals from Qualified Contracts can be rolled over to an IRA or another qualified retirement plan. If you receive a withdrawal from a Qualified Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or qualified plan, by law 20% of the taxable amount must be withheld for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal.
An IRA to IRA indirect rollover can occur only once in any twelve month period from all of the IRAs you currently own.
DISTRIBUTIONS – QUALIFIED CONTRACTS
Distributions from Qualified Contracts are subject to ordinary income tax. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs. You should consult with your qualified plan sponsor and tax adviser to determine how these rules affect the distribution of your benefits.
Section 72(t) of the Code provides that any amount received under a Qualified Contract, which is included in income, may be subject to an additional federal tax. The amount of the additional federal tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the additional federal tax. There is an exception to this 10% additional federal tax for:
1)	distributions made on or after the date you (or the Annuitant as applicable) reach age 59½;
2)	distributions following your death or disability (or the Annuitant as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);
3)	distributions paid in a series of substantially equal payments made annually (or more frequently) for your life (or life expectancy) or joint lives of you and your designated Beneficiary;
4)	distributions made to you after separation from service after reaching age 55 (does not apply to IRAs);
5)	distributions made to you to the extent such distributions do not exceed the amount allowed as a deduction under Code Section 213 for amounts paid during the tax year for medical care;
6)	distributions made on account of an IRS levy upon the Qualified Contract;
7)
distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);

8)	distributions from an IRA made to you, to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the tax year;
Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
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9)	distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Section 72(t)(8) of the Code);
10)	distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA); and
11)
distributions made to a reservist called to active duty after September 11, 2001, for a period in excess of 179 days (or for an indefinite period), from IRAs or amounts attributable to elective deferrals under a 401(k) plan made during such active period.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59½ or the close of the five year period that began on the date the first payment was received, then the tax for the year of the modification is increased by the 10% additional federal tax, plus interest for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% additional federal tax and interest for the period as described above. You should obtain competent tax advice before you take any partial withdrawals from your Contract. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.
Distributions from a Qualified Contract must commence no later than the required beginning date. For Roth IRAs, no distributions are required during the Owner's lifetime. For IRAs other than Roth IRAs, the required beginning date is April 1 of the calendar year following the year in which you attain age 70½. Under a qualified plan, the required beginning date is generally April 1 of the calendar year following the later of the calendar year in which you reach age 70½ or retire. Generally, RMDs must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the RMDs are not made, a 50% additional federal tax is imposed as to the amount not distributed. If you are attempting to satisfy these rules through partial withdrawals, the present value of future benefits provided under the Contract may need to be included in calculating the amount required to be distributed.
Inherited IRA Contracts. If you were the spouse beneficiary of the deceased owner's IRA, Contract and your spouse had not yet reached the date at which he/she was required to begin receiving RMD payments, then you can wait to begin receiving RMD payments until the year that your spouse would have reached age 70½. Alternatively, if the deceased owner had already reached the date at which he/she was required to begin receiving RMD payments or if the Contract is a Roth IRA, you can begin RMD payments based on your single life expectancy in the year following the deceased owner's death, or (if longer) the deceased owner's life expectancy in the year of his/her death reduced by one. You must begin to receive these RMD payments by December 31 of the year following the year of the deceased owner's death.
If you were not the spouse beneficiary of the deceased owner's IRA Contract and the deceased owner had not yet reached the date at which he/she was required to begin receiving RMD payments, you can begin RMD payments based on your single life expectancy in the year following the deceased owner's death. Alternatively, if the deceased owner had already reached the date at which he/she was required to begin receiving RMD payments or if this Contract is a Roth IRA, you can begin RMD payments based on your single life expectancy in the year following the deceased previous owner's death, or (if longer) the deceased owner's life expectancy in the year of his/her death reduced by one. You must begin to receive these RMD payments by December 31 of the year following the year of the deceased owner's death.
If the beneficiary of the deceased owner's IRA Contract was a trust that met certain requirements, and the deceased owner had not yet reached the date at which he/she was required to begin receiving RMD payments or if this Contract is a Roth IRA, the trust can begin RMD payments based on the single life expectancy of the oldest beneficiary of the trust in the year following the deceased owner's death. Alternatively, if the deceased owner had already reached the date at which he/she was required to begin receiving RMD payments, the trust can begin RMD payments based on the single life expectancy of the oldest beneficiary of the trust in the year following the deceased owner's death, or (if longer) the deceased owner's life expectancy in the year of his/her death reduced by one. The trust must begin to receive these RMD payments by December 31 of the year following the year of the deceased owner's death.
Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
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DISTRIBUTIONS – NON-QUALIFIED CONTRACTS
You, as an individual Owner, generally will not be taxed on increases in the value of the Contract until an actual or deemed distribution occurs – either as a withdrawal or as Annuity Payments.
Section 72 of the Code governs treatment of distributions. When a withdrawal from a Non-Qualified Contract occurs, the amount received will generally be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over your investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. Income Payments are treated as partial withdrawals. In the case of a full withdrawal under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds your investment in the Contract.
If you annuitize the Contract, different rules apply. Periodic installments (for example, Annuity Payments) scheduled to be received at regular intervals (for example, monthly) after you annuitize the Contract should be treated as annuity payments (and not withdrawals) for tax purposes. A portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which we expect to make the payments. Once we have paid your total Purchase Payment(s), the entire Annuity Payment is taxable as ordinary income.
Section 72 of the Code further provides that any amount received under an annuity contract, which is included in income, may be subject to an additional federal tax. The amount of the additional federal tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the additional federal tax. There is an exception to this 10% additional federal tax for amounts:
1)	paid on or after you reach age 59½;
2)	paid after you die;
3)	paid if you become totally disabled (as that term is defined in Section 72(m)(7) of the Code);
4)	paid in a series of substantially equal payments made annually (or more frequently) for your life (or life expectancy) or joint lives of you and your designated Beneficiary;
5)	paid as annuity payments under an immediate annuity; or
6)	that come from Purchase Payments made before August 14, 1982.
With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59½ or the close of the five year period that began on the date the first payment was received, then the tax for the year of the modification is increased by the 10% additional federal tax, plus interest, for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% additional federal tax and interest for the period as described above. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.
REQUIRED DISTRIBUTIONS
Section 72(s) of the Code requires that, to be treated as an annuity contract for federal income tax purposes, a Non‑Qualified Contract must contain certain provisions regarding distributions when an Owner dies. Specifically, Section 72(s) requires that: (a) if an Annuitant dies on or after you annuitize the Contract, but before distribution of the entire Contract's interest, the entire Contract's interest must be distributed at least as rapidly as under the distribution method being used as of the Annuitant's date of death; and (b) if any Owner (or the Annuitant if the Owner is a non-individual) dies before you annuitize the Contract, the Contract's entire interest must be distributed within five years after the Owner's date of death. These requirements are satisfied as to any part of an Owner's interest that is payable to, or for the benefit of, a designated Beneficiary and distributed over the designated Beneficiary's life, or over a period not extending beyond that Beneficiary's life expectancy, provided that distributions begin within one year of the Owner's death. The designated Beneficiary refers to an individual designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the deceased Owner's surviving spouse, the surviving spouse can continue the Contract as the new Owner.
Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements.
Other rules may apply to Qualified Contracts.
Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
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DIVERSIFICATION
Code Section 817(h) and accompanying Treasury Department Regulations imposes diversification standards on the assets underlying variable annuity contracts. The Code provides that a variable annuity contract cannot be treated as an annuity contract for any period during which its investments are not adequately diversified as required by the United States Treasury Department. If the Contract no longer qualifies as an annuity contract, you would be subject to federal income tax each year with respect to Contract earnings accrued. We intend that all variable investment options be managed by the investment advisers so that they comply with these diversification standards.
OWNER CONTROL
The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which an Owner's control of the Separate Account's investments may cause the Owner to be treated as the owner of the Separate Account's assets, which would cause the Contract to lose its favorable tax treatment. In certain circumstances, variable annuity contract owners have been considered for federal income tax purposes to be the owners of the separate account's assets, due to their ability to exercise investment control over those assets. In this case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area and features such as the flexibility of an Owner to allocate Purchase Payments and transfer amounts among any available variable investment options have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of the Separate Account assets.
CONTRACTS OWNED BY NON-INDIVIDUALS
When a Non-Qualified Contract is owned by a non-individual (other than a trust holding the Contract as an agent for an individual), the Contract is not generally treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and Contract earnings may be taxed as ordinary income every year.
ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS
The preceding discussion provides general information regarding federal income tax consequences to Owners that are U.S. citizens or residents. Owners that are not U.S. citizens or residents are generally subject to 30% federal withholding tax on distributions, unless a lower treaty rate applies. In addition, Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Owners' country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase. We currently do not issue Contracts to nonresident aliens or foreign entities (such as corporations and trusts).
INCOME TAX WITHHOLDING
Any part of a distribution that is included in the Owner's gross income is subject to federal income tax withholding. Generally, we withhold amounts from periodic payments at the same rate as wages, and we withhold 10% from non-periodic payments. However, in most cases, you may elect not to have taxes withheld or to have withholding done at a different rate.
Certain distributions from retirement plans qualified under Code Section 401, that are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% federal income tax withholding. The 20% withholding requirement generally does not apply to:
•
a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of ten years or more; or

•	required minimum distributions; or
•	any part of a distribution not included in gross income (for example, returns of after-tax contributions); or
•	hardship withdrawals.
Participants should consult a tax adviser regarding withholding requirements.
Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
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MULTIPLE CONTRACTS
Code Section 72(e)(12) provides that multiple Non-Qualified deferred annuity contracts issued within the same calendar year to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining a distribution's tax consequences. This treatment may result in adverse tax consequences, including more rapid taxation of distributions from combined contracts. For purposes of this rule, contracts received in a Section 1035 exchange are considered issued in the year of the exchange. You should consult a tax adviser before purchasing more than one Non-Qualified Contract in any calendar year period.
PARTIAL 1035 EXCHANGES
Code Section 1035 provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract (as opposed to a partial exchange) would be accorded tax-free status. IRS guidance however, confirmed that the direct transfer of a part of an annuity contract into another annuity contract can qualify as a non-taxable exchange. IRS guidance provides that this direct transfer can go into an existing annuity contract as well as a new annuity contract. If you perform a partial 1035 exchange, please be aware that no distributions or withdrawals can occur from the old or new annuity contract within 180 days of the partial exchange, unless you qualify for an exception to this rule. IRS guidance also provides that certain partial exchanges may not qualify as tax-free exchanges. Therefore, Owners should consult their own tax advisers before partial exchanging an annuity contract.
ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS
Any assignment or pledge (or agreement to assign or pledge) the Contract Value is treated for federal income tax purposes as a full withdrawal. Qualified Contracts generally cannot be assigned or pledged. For Non-Qualified Contracts, the Contract's cost basis is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than their spouse (or to a former spouse incidental to divorce), the Owner is taxed on the difference between his or her Contract Value and the Contract's cost basis at the time of transfer and for each subsequent year until the assignment is released. In such case, the transferee's investment in the Contract is increased to reflect the increase in the transferor's income.
The transfer or assignment of Contract ownership, the designation of an Annuitant, the selection of certain Annuity Dates, or a Contract exchange may result in other tax consequences that are not discussed here. An Owner should consult a tax adviser before requesting a transfer, assignment, or exchange.
DEATH BENEFITS
Generally, any death benefit is taxable to the recipient as ordinary income. The rules governing the taxation of payments from an annuity contract generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as Annuity Payments.
SPOUSAL CONTINUATION AND THE FEDERAL DEFENSE OF MARRIAGE ACT (DOMA)
Before June 26, 2013, pursuant to Section 3 of DOMA, same-sex marriages were not recognized for purposes of federal law. On that date, the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. Valid same-sex marriages are now recognized under federal law for tax purposes.
The IRS has clarified its position regarding when a same-sex marriage will be recognized for federal tax purposes. If a couple is married in a jurisdiction (including a foreign country) that recognizes same-sex marriage, that marriage will be recognized for all federal tax purposes regardless of the law in the jurisdiction where they reside. However, the IRS did not recognize civil unions and registered domestic partnerships as marriages for federal tax purposes. Depending on the state in which your Contract is issued, we may offer certain spousal benefits to same-sex civil union couples, domestic partners or spouses. You should be aware, however, that, if state law does not recognize the civil union or registered domestic partnership as a marriage, we cannot permit the surviving partner/spouse to continue the Contract within the meaning of the federal tax law.
Same-sex civil union couples, domestic partners and spouses should contact their financial professional and a qualified tax adviser regarding their personal tax situation, the implications of any Contract benefits based on a spousal relationship, and their partner's/spouse's rights and benefits under the Contract.
Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
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FEDERAL ESTATE TAXES
While no attempt is being made to discuss the Contract's federal estate tax implications, an Owner should keep in mind the annuity contract's value payable to a Beneficiary upon the Owner's death is included in the deceased Owner's gross estate. Depending on the annuity contract, the annuity's value included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary, or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.
GENERATION-SKIPPING TRANSFER TAX
The Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations may require us to deduct this tax from your Contract, or from any applicable payment, and pay it directly to the IRS.
FOREIGN TAX CREDITS
We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under the federal tax law.
POSSIBLE TAX LAW CHANGES
Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the Contract's tax treatment could change. Consult a tax adviser with respect to legislative or regulatory developments and their effect on the Contract.
We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

ANNUITY PAYMENTS

We base Annuity Payments on your Contract Value. We guarantee the dollar amount of Annuity Payments (equal installments) and this amount does not change except as provided under Annuity Option 3. The Contract Value you apply to Annuity Payments is placed in our general account. Annuity Payments are based on an interest rate and mortality table specified in your Contract. These rates are guaranteed and we cannot use lower rates.
Annuity Payments end upon the earliest of the following.
•	Under Annuity Options 1 and 3, the death of the last surviving Annuitant.
•	Under Annuity Options 2 and 4, the death of the last surviving Annuitant and expiration of the guaranteed period.
•	Under Annuity Option 5, the death of the Annuitant and payment of any lump sum refund.
•	When the Contract ends.
ANNUITY PAYMENT OPTIONS
The Annuity Payment Options are briefly described in prospectus section 10 – The Annuity Phase, and we included additional information that you may find helpful here.
Option 1. Life Annuity. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant's death. If the Annuitant dies shortly after the Annuity Date, the Payee may receive less than your investment in the Contract. If we convert your single Income Payments to Annuity Payments under this option, on the Annuity Date we will establish a "remaining value" equal to your Contract Value. Each Annuity Payment will reduce the remaining value by the dollar amount paid. Upon the death of the Annuitant, we will pay any remaining value to the named Beneficiary(s).
Option 2. Life Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the life of the Annuitant. If the Annuitant dies before the end of the selected guaranteed period, we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s). If the Annuitant dies after the selected guaranteed period, the last payment is the one that is due before the Annuitant's death.
Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
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Option 3. Joint and Last Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant, at a level of 100%, 75% or 50% of the previous amount, as selected by the Owner. Annuity Payments stop with the last payment that is due before the last surviving joint Annuitant's death. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract. If we convert your joint Income Payments to Annuity Payments under this option, on the Annuity Date we will establish a "remaining value" equal to your Contract Value. Each Annuity Payment will reduce the remaining value by the dollar amount paid. Upon the death of the last surviving Annuitant, we will pay any remaining value to the named Beneficiary(s).
Option 4. Joint and Last Survivor Annuity with Payments Over 5, 10, 15 or 20 Years Guaranteed. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments continue to the Payee during the lifetime of the surviving joint Annuitant at 100% of the amount that was paid when both Annuitants were alive. However, if both joint Annuitants die before the end of the selected guaranteed period, we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s). If the Annuitant dies after the selected guaranteed period, the last payment is the one that is due before the Annuitant's death.
Option 5. Refund Life Annuity. We make Annuity Payments during the lifetime of the Annuitant, and the last payment is the one that is due before the Annuitant's death. After the Annuitant's death, the Payee may receive a lump sum refund. The refund is equal to the amount applied to this Annuity Option minus the total of all Annuity Payments made under this option.
Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
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APPENDIX – DEATH OF THE OWNER AND/OR ANNUITANT

The following tables are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.
UPON THE DEATH OF A SOLE OWNER
Action if the Contract is in the Accumulation Phase	Action if the Contract is in the Annuity Phase
• We pay a death benefit to the Beneficiary unless the Beneficiary is the surviving spouse and continues the Contract. The Income Benefit and any Income Payments will also end unless the Beneficiary is both a surviving spouse and either an Eligible Person (if Income Payments have not begun) or a Covered Person (if Income Payments have begun). For a description of the death benefit and payout options, see prospectus section 12, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.
• If the deceased Owner was a Determining Life and the surviving spouse Beneficary continues the Contract:
– we increase the Contract Value to equal the guaranteed death benefit value if greater and available, and the death benefit ends,
– the surviving spouse becomes the new Owner.
– if Income Payments have not begun the Accumulation Phase continues,
– if Income Payments have begun, they can only continue if the surviving spouse is a Covered Person; otherwise the Income Benefit ends, and
– upon the surviving spouse's death, his or her Beneficiary(s) receives the Contract Value.
The guaranteed death benefit value is total Purchase Payments adjusted for withdrawals if the Traditional Death Benefit applies, or the Maximum Anniversary Value if the Maximum Anniversary Value Death Benefit applies.
• If the deceased Owner was not the Determining Life the Traditional Death Benefit or Maximum Anniversary Value Death Benefit ends and the Beneficiary(s) receive the Contract Value.

• The Beneficiary becomes the Payee. If we are still required to make Annuity Payments under the selected Annuity Option, the Beneficiary also becomes the new Owner.
• If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
• If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
– Annuity Option 1 or 3, payments end. If Income Payments were converted to Annuity Payments under one of these Annuity Options, we will also pay any remaining value to the named Beneficiary(s).
– Annuity Option 2 or 4, payments end when the guaranteed period expires.
– Annuity Option 5, payments end and the Payee may receive a lump sum refund.
• If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
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UPON THE DEATH OF A JOINT OWNER
Action if the Contract is in the Accumulation Phase	Action if the Contract is in the Annuity Phase
• The surviving Joint Owner is the sole primary Beneficiary. If the Joint Owners were spouses there may also be contingent Beneficiaries.
• We pay a death benefit to the surviving Joint Owner unless he or she is the surviving spouse and continues the Contract. The Income Benefit and any Income Payments will also end unless the surviving Joint Owner is both a surviving spouse and either an Eligible Person (if Income Payments have not begun) or a Covered Person (if Income Payments have begun). For a description of the death benefit and payout options, see prospectus section 12, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.
• If the deceased Joint Owner was a Determining Life and the surviving spouse/Joint Owner continues the Contract:
– we increase the Contract Value to equal the guaranteed death benefit value if greater and available, and the death benefit ends,
– the surviving spouse/Joint Owner becomes the new sole Owner.
– if Income Payments have not begun the Accumulation Phase continues,
– if Income Payments have begun, they can only continue if the surviving spouse is a Covered Person; otherwise the Income Benefit ends, and
– upon the surviving spouse/Joint Owner's death, his or her Beneficiary(s) receives the Contract Value.
The guaranteed death benefit value is total Purchase Payments adjusted for withdrawals if the Traditional Death Benefit applies, or the Maximum Anniversary Value if the Maximum Anniversary Value Death Benefit applies.
• If the deceased Joint Owner was not a Determining Life the Traditional Death Benefit or Maximum Anniversary Value Death Benefit ends and the Beneficiary(s) receive the Contract Value.

• If we are still required to make Annuity Payments under the selected Annuity Option, the surviving Joint Owner becomes the sole Owner.
• If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
• If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
– Annuity Option 1 or 3, payments end. If Income Payments were converted to Annuity Payments under one of these Annuity Options, we will also pay any remaining value to the named Beneficiary(s).
– Annuity Option 2 or 4, payments end when the guaranteed period expires.
– Annuity Option 5, payments end and the Payee may receive a lump sum refund.
• If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

UPON THE DEATH OF THE ANNUITANT DURING THE ANNUITY PHASE AND THERE IS A SURVIVING JOINT ANNUITANT
• Only Annuity Options 3 and 4 allow joint Annuitants. Under Annuity Options 3 and 4, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant and, for Annuity Option 4, during any remaining guaranteed period of time. If Income Payments were converted to Annuity Payments under Annuity Option 3, we will also pay any remaining value to the named Beneficiary(s).

• No death benefit is payable.
• If we are still required to make Annuity Payments under the selected Annuity Option and the deceased was a sole Owner, the Beneficiary becomes the new Owner.
• If we are still required to make Annuity Payments under the selected Annuity Option and the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner.

Allianz Index Advantage IncomeSM Variable Annuity Statement of Additional Information – May 1, 2018
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PART C – OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS
a.**	Financial Statements [TO BE FILED BY AMENDMENT]
b.	Exhibits
1.	a.
Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account, dated May 31, 1985 incorporated by reference as exhibit EX-99.B1. from Registrant's initial filing on Form N-4 (File Nos. 333-06709 and 811-05618), electronically filed on June 25, 1996.

b.
Resolution of Board of Directors of the Company authorizing registration of the Allianz Index Advantage annuity and establishment of a new separate account, dated December 11, 2012, incorporated by reference as exhibit EX-99.B1. from Registrant's initial filing on Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on January 3, 2013.

2.	Not Applicable
3.	a.
Principal Underwriter Agreement by and between North American Life and Casualty Company on behalf of NALAC Financial Plans, Inc. dated September 14, 1988 incorporated by reference as exhibit EX-99.B3.a. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618), electronically filed on December 13, 1996.
 (North American Life and Casualty Company is the predecessor to Allianz Life Insurance Company of North America. NALAC Financial Plans, Inc., is the predecessor to USAllianz Investor Services, LLC, which is the predecessor to Allianz Life Financial Services, LLC.)

b.
Broker-Dealer Agreement (amended and restated) between Allianz Life Insurance Company of North America and Allianz Life Financial Services, LLC, dated June 1, 2010 incorporated by reference as exhibit EX-99B3b. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

c.
The current specimen of the selling agreement between Allianz Life Financial Services, LLC, the principal underwriter for the Contracts, and retail brokers which offer and sell the Contracts to the public is incorporated by reference as exhibit EX-99.B3.b. from Registrant's initial filing on Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on May 19, 2006.The underwriter has executed versions of the agreement with approximately 2,100 retail brokers.

4.	a.**	Individual Variable Annuity Contract-L40538-INC
	b.**	Contract Schedule Page-S40875-INC
	c.**	BD Flex Schedule Page-S40877--INC
	d.**	Index Performance Strategy Rider-S40878-02-INC
	e.**	Index Protection Strategy Rider (with DPSC)-S40879-INC
	f.**	Index Protection Strategy Rider (with Cap)-S40899-INC
	g.**	Index Guard Strategy Rider-S40889-01-INC
	h.**	Index Precision Strategy Rider-S40891-INC
	i.**	Income Benefit Rider-S40901 and CS-S40902
j.
Traditional Death Benefit Rider-S40880 incorporated by reference as exhibit EX-99.B4.e. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on April 17, 2013.

	k.**	Maximum Anniversary Value Death Benefit Rider-S40897 and MAVDB Rider CS S40898-INC
l.
Inherited IRA/Roth IRA Endorsement-S40713 incorporated by reference as exhibit EX-99.B4.q. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on September 25, 2006.

m.
Roth IRA Endorsement-S40342 incorporated by reference as exhibit EX-99.B4.l. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on September 25, 2006.

n.
IRA Endorsement-S40014 incorporated by reference as exhibit EX-99.B4.g. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

o.
Unisex Endorsement-(S20146) incorporated by reference as exhibit EX-99.B4.h. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

p.
Pension Plan and Profit Sharing Plan Endorsement-S20205 incorporated by reference as exhibit EX-99.B4.i. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

5.	a.**	Application for Ind. Var. Annuity Contract
6.	(i).
The Restated Articles of Incorporation of the Company (as amended August 1, 2006) incorporated by reference as exhibit EX-99.B6.i. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

(ii).
The Restated Bylaws of the Company (as amended August 1, 2006) incorporated by reference as exhibit EX-99.B6.ii. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

7.	Not Applicable
9.**	Opinion and Consent of Counsel
10.**	Consent of Independent Registered Public Accounting Firm
11.	Not Applicable
12.	Not Applicable
13.*	a.	Power of Attorney - White, Gaumond, Hunt, Terzariol, Clark, Frank, Walker

*	Filed herewith
**	To be filed by amendment
ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR
Unless noted otherwise, all officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
The following are the Officers and Directors of the Company:

Name and Principal Business Address	Positions and Offices with Depositor
Walter R. White	Director, President and Chief Executive Officer
William E. Gaumond	Director, Senior Vice President, Chief Financial Officer, and Treasurer
Thomas P. Burns	Senior Vice President, Chief Distribution Officer
Neil H. McKay	Senior Vice President, Chief Actuary
Gretchen Cepek	Senior Vice President, General Counsel, and Secretary
Todd M. Hedtke	Senior Vice President, Chief Investment Officer
Cathy A. Mahone	Senior Vice President, Chief Administrative Officer
Nancy E. Jones	Senior Vice President, Chief Marketing Officer
Brent M. Hipsher	Vice President, Controller
Suzanne D. Zeller	Senior Vice President, Human Resources
Jacqueline Hunt Allianz SE Königinstraße 28 80802 München Germany	Director and Board Chair
Udo Frank 47628 Todd Eymann Road Miramonte, CA 93641	Director
Ronald M. Clark 14401 N. Giant Saquaro Place Oro Valley, AZ 85755	Director
Kevin E. Walker 14092 N. Bright Angel Trail Marana, AZ 85658	Director
ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT
The Insurance Company organizational chart is incorporated by reference from Post-Effective Amendment No. 14 to Registrant's Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on April 13, 2017.
ITEM 27. NUMBER OF CONTRACT OWNERS
As of December 31, 2017 there were 0 qualified and 0 non-qualified Allianz Index Advantage Income Contract Owners with Contracts in the Separate Account.
ITEM 28. INDEMNIFICATION
Indemnification provision, as required by the '33 Act, Rule 484
The Bylaws of the Insurance Company provide:
ARTICLE XI. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES
SECTION 1. RIGHT TO INDEMNIFICATION:
(a)
Subject to the conditions of this Article and any conditions or limitations imposed by applicable law, the Corporation shall indemnify any employee, director or officer of the Corporation (an "Indemnified Person") who was, is, or in the sole opinion of the Corporation, may reasonably become a party to or otherwise involved in any Proceeding by reason of the fact that such Indemnified Person is or was:

	(i)	a director of the Corporation; or
	(ii)	acting in the course and scope of his or her duties as an officer or employee of the Corporation; or
	(iii)	rendering Professional Services at the request of and for the benefit of the Corporation; or
(iv)
serving at the request of the Corporation as an officer, director, fiduciary or member of another corporation, association, committee, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Outside Organization").

(b)	Notwithstanding the foregoing, no officer, director or employee shall be indemnified pursuant to these bylaws under the following circumstances:
	(i)	in connection with a Proceeding initiated by such person, in his or her own personal capacity, unless such initiation was authorized by the Board of Directors;
	(ii)	if a court of competent jurisdiction finally determines that any indemnification hereunder is unlawful;
	(iii)	for acts or omissions involving intentional misconduct or knowing and culpable violation of law;
(iv)
for acts or omissions that the Indemnified Person believes to be contrary to the best interests of the Corporation or its shareholders or that involve the absence of good faith on the part of the Indemnified Person;

	(v)	for any transaction for which the Indemnified Person derived an improper personal benefit;
(vi)
for acts or omissions that show a reckless disregard for the Indemnified Person's duty to the Corporation or its shareholders in circumstances in which the Indemnified Person was aware or should have been aware, in the ordinary course of performing the Indemnified Person's duties, of the risk of serious injury to the Corporation or its shareholders;

	(vii)	for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Indemnified Person's duties to the Corporation or its shareholders;
	(viii)	in circumstances where indemnification is prohibited by applicable law;
(ix)
in the case of service as an officer, director, fiduciary or member of an Outside Organization, where the Indemnified Person was aware or should have been aware that the conduct in question was outside the scope of the assignment as contemplated by the Corporation.

SECTION 2. SCOPE OF INDEMNIFICATION:
(a)
Indemnification provided pursuant to Section 1(a)(iv) shall be secondary and subordinate to indemnification or insurance provided to an Indemnified Person by an Outside Organization or other source, if any.

(b)
Indemnification shall apply to all reasonable expenses, liability and losses, actually incurred or suffered by an Indemnified Person in connection with a Proceeding, including without limitation, attorneys' fees and any expenses of establishing a right to indemnification or advancement under this article, judgments, fines, ERISA excise taxes or penalties, amounts paid or to be paid in settlement and all interest, assessments and other charges paid or payable in connection with or in respect of such expense, liability and loss.

(c)
Such indemnification shall continue as to any Indemnified Person who has ceased to be an employee, director or officer of the Corporation and shall inure to the benefit of his or her heirs, estate, executors and administrators.

SECTION 3. DEFINITIONS:
(a)	"Corporation" for the purpose of Article XI shall mean Allianz Life Insurance Company of North America and all of its subsidiaries.
(b)
"Proceeding" shall mean any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative, investigative or otherwise, including actions by or in the right of the Corporation to procure a judgment in its favor.

(c)
"Professional Services" shall mean services rendered pursuant to (i) a professional actuarial designation, (ii) a license to engage in the practice of law issued by a State Bar Institution or (iii) a Certified Public Accountant designation issued by the American Institute of Certified Public Accountants.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS
Allianz Life Financial Services, LLC (previously USAllianz Investor Services, LLC) is the principal underwriter for the Contracts. It also is the principal underwriter for:
Allianz Life Variable Account A
Allianz Life of NY Variable Account C
Allianz Funds
The following are the officers (managers) and directors (Board of Governors) of Allianz Life Financial Services, LLC. All officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

Name	Positions and Offices with Underwriter
Michael J Brandriet	Governor and President
Thomas Burns	Governor, Chief Executive Officer, and Chief Manager
Catherine A. Mahone	Governor
William E. Gaumond	Governor
Jennifer D. Presnell	Chief Financial Officer and Treasurer
Michael Bailey	Vice President, Chief Compliance Officer
Kristine M. Lord-Krahn	Chief Legal Officer and Secretary
Tracy M. Haddy	Assistant Secretary

For the period 1-1-2017 to 12-31-2017
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Allianz Life Financial Services, LLC	$$230,415,545.81	$0	$0	$0
The $$230,415,545.81 that Allianz Life Financial Services, LLC received from Allianz Life as commissions on the sale of Contracts issued under Allianz Life Variable Account B was subsequently paid entirely to the third party broker/dealers that perform the retail distribution of the Contracts and, therefore, no commission or compensation was retained by Allianz Life Financial Services, LLC.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS
Allianz Life Insurance Company of North America, at 5701 Golden Hills Drive, Minneapolis, Minnesota 55416, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.
ITEM 31. MANAGEMENT SERVICES
Not Applicable
ITEM 32. UNDERTAKINGS
a.
Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b.
Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

c.	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS
Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.
The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:
1.
Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2.	Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;
3.
Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

4.
Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of North America on behalf of the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis and State of Minnesota, on this 1st day of February, 2018.
ALLIANZ LIFE VARIABLE ACCOUNT B
 (Registrant)
By: ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
 (Depositor)
By: /s/ STEWART D. GREGG
Stewart D. Gregg
 Senior Securities Counsel
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
 (Depositor)
By: WALTER R. WHITE(1)
Walter R. White
 President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 1st day of February, 2018.
Signature	Title
Walter R. White(1)	Director, President & Chief Executive Officer
William E. Gaumond(1)	Director, Senior Vice President, Chief Financial Officer and Treasurer
Jacqueline Hunt(1)	Director and Board Chair
Ronald M. Clark(1)	Director
Udo Frank(1)	Director
Kevin E. Walker(1)	Director
(1)	By Power of Attorney, filed herewith.

By: /s/ STEWART D. GREGG
Stewart D. Gregg
 Senior Securities Counsel

EXHIBITS TO FORM N-4
(FILE NOS. 333-________ AND 811-05816)
 ALLIANZ LIFE VARIABLE ACCOUNT B
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
INDEX TO EXHIBITS
EX-99.B4.a.	Individual Variable Annuity Contract-L40538-INC [To be filed on amendment]
EX-99.B4.b.	Contract Schedule Page-S40875-INC [To be filed on amendment]
EX-99.B4.c.	BD Flex Schedule Page-S40877--INC [To be filed on amendment]
EX-99.B4.d.	Index Performance Strategy Rider-S40878-02-INC [To be filed on amendment]
EX-99.B4.e.	Index Protection Strategy Rider (with DPSC)-S40879-INC [To be filed on amendment]
EX-99.B4.f.	Index Protection Strategy Rider (with Cap)-S40899-INC [To be filed on amendment]
EX-99.B4.g.	Index Guard Strategy Rider-S40889-01-INC [To be filed on amendment]
EX-99.B4.h.	Index Precision Strategy Rider-S40891-INC [To be filed on amendment]
EX-99.B4.i.	Income Benefit Rider-S40901 and CS-S40902 [To be filed on amendment]
EX-99.B4.k.	Maximum Anniversary Value Death Benefit Rider-S40897 and MAVDB Rider CS S40898-INC [To be filed on amendment]
EX-99.B5.a.	Application for Ind. Var. Annuity Contract [To be filed on amendment]
EX-99.B9.	Opinion and Consent of Counsel [To be filed on amendment]
EX-99.B10.	Consent of Independent Registered Public Accounting Firm [To be filed on amendment]
EX-99.B13.a.	Power of Attorney